As submitted confidentially with the Securities and Exchange Commission on 5 January 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:
BW LPG Limited

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Bermuda

(Jurisdiction of incorporation or organization)
c/o BW LPG Holding Pte Ltd
10 Pasir Panjang Road,
#17-02 Mapletree Business City, Singapore 117438

(Address of principal executive offices)
Kristian Sorensen
Chief Executive Officer
+65-6705-5588
kristian.sorensen@bwlpg.com,
10 Pasir Panjang Road #17-02 Mapletree Business
City Singapore 117438

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common shares, par value US$0.01 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes   ☐           No   ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes   ☐           No   ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   ☐           No   ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes   ☐           No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐           Item 18   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐           No   ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Confidential Treatment Requested by BW LPG Limited

i

Confidential Treatment Requested by BW LPG Limited

ii

Confidential Treatment Requested by BW LPG Limited

INTRODUCTION AND USE OF CERTAIN TERMS
In this registration statement, “the Company” or “BW LPG” refer to BW LPG Limited. “The Group,” “we,” “our,” “us” or like terms refer to BW LPG Limited together with its consolidated subsidiaries and subsidiary undertakings from time to time.
References to “NOK” are to the lawful currency of Norway, references to “USD” or “US$” are to the lawful currency of the United States, references to “EUR” or “€” are to the common currency of the European Monetary Union and references to “S$” are to the lawful currency of Singapore.
The Group has prepared this registration statement to register the common shares of the Company (the “Shares”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing and trading of the Shares on the      .
Unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this registration statement:
“Bermuda Companies Act”	Companies Act 1981 of Bermuda, as amended;
“Board of Directors”	the board of directors of the Company;
“BW Group”	BW Group Limited, of which BW LPG Limited is an affiliate;
“CBM”	cubic meter;
“chartered-in”	with respect to the Group’s vessels, a time charter entered into by the Group as a charterer;
“chartered-out”	with respect to the Group’s vessels, a time charter entered into by the Group as a ship owner;
“CoA”	contract of affreightment;
“Code”	United States Internal Revenue Code of 1986, as amended;
“DNV”	Det Norske Veritas;
“EU”	the European Union;
“Financial Statements”	the audited consolidated financial statements of the Group for the years ended 31 December 2022 and 2021;
“GHG”	greenhouse gas;
“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board;
“ILO”	International Labour Organization;
“IPO”	initial public offering;
“IRS”	US Internal Revenue Service;
“LIBOR”	London Interbank Offered Rate;
“Lloyds Register”	Lloyds Register of Shipping;
“LPG”	liquefied petroleum gas;
“MGC”	medium gas carrier;
“newbuild”	a new vessel to be or that has just been constructed, or is under construction;
“OSE”	the Oslo Stock Exchange;
“OECD”	Organisation for Economic Co-operation and Development;
“PCAOB”	Public Company Accounting Oversight Board;
“PFIC”	passive foreign investment company;

Confidential Treatment Requested by BW LPG Limited

“Product Services”	the Group’s Product Services division;
“Redomiciliation”	the Group’s change of jurisdiction of incorporation from Bermuda to Singapore;
“SEC”	the US Securities and Exchange Commission;
“Securities Act”	the Securities Act of 1933, as amended;
“Section 404”	Section 404 of the Sarbanes-Oxley Act;
“Shipping”	the Group’s Shipping division;
“Singapore Companies Act”	the Singapore Companies Act 1967;
“SOFR”	Secured Overnight Financing Rate;
“TCE”	time charter equivalent; and
“VLGC”	very large gas carriers.

Confidential Treatment Requested by BW LPG Limited

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Overview
The Financial Statements included in this registration statement and the related financial information presented herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.
Reporting Framework
The financial information presented in this registration statement reflects the operating and financial performance of the Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS represent the Group’s overall performance. The Group also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described below.
Description of Key Line Items in the Group’s Financial Statements
The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s results of operations by segment in “Item 5. Operating and Financial Review and Prospects.”
Shipping
•
Revenue from spot voyages.   Revenue from spot voyages is revenue earned from spot voyage which is typically a single round trip that is priced based on a current or spot market rate.

•
Voyage expenses.   Voyage expenses are expenses related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

•
Revenue from time charter voyages.   Revenue from time charter voyages is revenue earned from vessels that are time chartered to customers for fixed periods of time at rates that are generally fixed.

•
TCE income — Shipping.   TCE income — Shipping represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

Product Services
•
Revenue from Product Services.   Revenue from Product Services is revenue derived from trading activities, comprising the sale of LPG cargo and net derivative gains and losses, which arise from hedging transactions entered into by the Group to manage exposure to fluctuations in LPG prices and freight rates.

•
Cost of cargo and delivery expenses.   Cost of cargo and delivery expenses is the cost of sales for trading activities, comprising mainly LPG cargo purchase and freight expenses.

•
Gross (loss)/profit — Product Services.   Gross (loss)/profit — Product Services is revenue from Product Services, plus inter-segment revenue, minus cost of cargo and delivery expenses, inter-segment expense and depreciation (see Note 23 to the Financial Statements for detail).

The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s consolidated results of operations in “Item 5. Operating and Financial Review and Prospects.”
•
Revenue — Shipping.   Revenue — Shipping includes revenue from spot voyages and revenue from time charter voyages (see “— Shipping” above).

•
Revenue — Product Services (see “— Product Services” above).

•
Cost of cargo and delivery expenses — Product Services (see “— Product Services” above).

•
Voyage expenses — Shipping (see “— Shipping” above).

•
Vessel operating expenses.   Vessel operating expenses include manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses.

Confidential Treatment Requested by BW LPG Limited

•
General and administrative expenses.   General and administrative expenses comprised external statutory and professional fees, as well as fees paid to related companies for the provision of corporate service functions (such as finance, tax, legal, insurance, information technology, human resources and facilities) to the Group

•
Charter hire expenses.   Charter hire expenses include charter rates the Group pays for chartered-in vessels. The number of vessels chartered-in may vary from period to period.

•
Depreciation.   Depreciation is based on the cost of the vessel less its estimated residual value, on a straight-line basis over the estimated remaining economic useful life of each vessel. Costs associated with drydockings and upgrade expenses are included in the carrying amount of vessels and depreciated on a straight-line basis over the duration of the drydocking cycle or based on the Group’s assessment of the useful lives of the upgrades.

•
Gain/Loss on disposal of vessels.   Gain/Loss on disposal of vessels refers to the net gains or losses arising from sale of vessels, net of commission.

•
Write-back of impairment charge on vessels/(impairment charge on vessels).   Impairment charge on vessels is the loss recognised in the profit or loss when the carrying value of a vessel exceeds the higher of the prevailing market valuations and the value-in-use. Write back of the impairment charge on vessels refers to the reversal of loss previously recognised based on updated prevailing market valuations or value-in-use amounts.

•
Finance expenses — net.   Finance expenses — net include the cost of foreign currency gain/(loss) — net, interest income, interest expense and other finance income/(expense) such as bank charges.

Non-IFRS Financial Measures
This registration statement contains a number of non-IFRS financial measures that the management of the Group uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.
The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.
There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this registration statement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.
The following non-IFRS measures are presented in this registration statement.
TCE income — Shipping per calendar day (total)
The Group defines TCE income — Shipping per calendar day (total) as TCE income — Shipping divided by calendar days (total).
The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days (see “— TCE income — Shipping per available day” below for the definition of waiting days and technical off-hire days). Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

Confidential Treatment Requested by BW LPG Limited

The Group believes TCE income — Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.
The reconciliation of TCE income — Shipping per calendar day (total) to TCE income — Shipping for the years ended 31 December 2023, 2022 and 2021 is provided below.
	Year ended 31 December
	2023	2022	2021
TCE income – Shipping (US$’000)		567,661	465,310
Calendar days (total)		13,988	14,848
TCE income – Shipping per calendar day (total) (US$’000)		40.6	31.4
TCE income — Shipping per available day
The Group defines TCE income — Shipping per available day as TCE income — Shipping divided by available days.
The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Company uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.
The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).
The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).
The Group believes TCE income — Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.
The reconciliation of TCE income — Shipping per available day to TCE income — Shipping for the years ended 31 December 2023, 2022 and 2021 is provided below.
	Year ended 31 December
	2023	2022	2021
TCE Income – Shipping (US$’000)		567,661	465,310
Available days		13,341	13,880
TCE income – Shipping per available day (US$’000)		42.6	33.5
Vessel operating expenses per calendar day (owned)
The Group defines vessel operating expenses per calendar day (owned) as vessel operating expenses divided by calendar days (owned).
The Group defines vessel operating expenses as manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses.
The Group defines calendar days (owned) as the total number of days in a period during which each vessel is owned, including technical off-hire days and waiting days (see “— TCE income — Shipping per available day” above for the definition of waiting days and technical off-hire days).

Confidential Treatment Requested by BW LPG Limited

The Group believes vessel operating expenses per calendar day (owned) is meaningful to investors because it measures the Group’s operational efficiency.
The reconciliation of TCE income — Shipping to TCE income — Shipping per calendar day (total) for the years ended 31 December 2023, 2022 and 2021 is provided below.
	Year ended 31 December
	2023	2022	2021
Vessel operating expenses (US$’000)		93,428	100,147
Calendar days (owned)		11,178	12,509
Vessel operating expenses per calendar day (owned) (US$’000)		8.4	8.0
Adjusted free cash flow
The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, plus cash inflows from progress payments for vessel upgrades and dry docks, sale of assets held-for-sale and sale of vessels.
The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).
The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the years ended 31 December 2023, 2022 and 2021 is provided below.
	Year ended 31 December
In US$’000	2023	2022	2021
Net cash from operating activities		505,300	307,303
Additions in property, plant and equipment		(46,192)	(187,336)
Progress payments for vessel upgrades and dry docks		16,035	15,967
Additions in intangible assets		(103)	(475)
Proceeds from sale of assets held-for-sale		95,415	143,605
Proceeds from sale of vessels		87,883	50,884
Adjusted free cash flow		658,338	329,948
Return on capital employed (ROCE)
The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial year, the ratio of the operating profit for such year to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such year as presented in the consolidated balance sheet.
The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.
The reconciliation of ROCE to operating profit for the years ended 31 December 2023, 2022 and 2021 is provided below.

Confidential Treatment Requested by BW LPG Limited

	As of, and for the year ended, 31 December
	2023	2022	2021
Operating profit (US$’000)		270,832	223,562
Average of the total shareholders’ equity (US$’000)(1)		1,491,245	1,318,735
Average of the total borrowings (US$’000)(1)		610,331	799,906
Average of the total lease liabilities (US$’000)(1)		180,012	160,493
Capital employed (US$’000)		2,281,587	2,279,134
ROCE		11.9%	9.8%

(1)
Calculated as the average of the opening and closing balance for the year as presented in the consolidated balance sheet.

Rounding of Figures
Certain financial information presented in tables in this registration statement has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this registration statement reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
No Incorporation of Website Information
The contents of the Group’s website, any website mentioned in this registration statement or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this registration statement, and information contained therein should not be relied upon.
Market and Industry Data
Unless the source is otherwise stated, the market and industry data in this registration statement constitute the Group’s estimates, using underlying data from independent third parties, including Anfil Gas, Baltic Exchange, Zeronorth, Clarkson Research (“Clarksons”), Fearnley Securities AS (“Fearnleys”), Interocean, Reshamwala Shipbrokers, US Energy Information Administration and Vortexa, as well as publicly available information. Such data include market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Estimates extrapolated from these data involve risks and uncertainties and are subject to change based on various factors.
The Group confirms that all third-party data contained in this registration statement has been accurately reproduced and, so far as the Group is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.
Where third-party information has been used in this registration statement, the source of such information has been identified. While industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed.

Confidential Treatment Requested by BW LPG Limited

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This registration statement includes forward-looking statements that reflect the Group’s current views with respect to future events and financial and operational performance. You should not place undue reliance on these statements as no assurance can be given that any particular expectation or forecast will be met. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “plans,” “should,” “projects,” “will,” “would” or, in each case, their negative, or other variations or comparable terminology. In addition, in the future the Group, and others on the Group’s behalf, may make statements that constitute forward-looking statements and, except as may be required by applicable legal or regulatory obligations, the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements may include, without limitation, statements relating to the following:
•
financial strength and position of the Group;

•
operating results, liquidity, prospects, growth of the Group;

•
the implementation of strategic initiatives;

•
other statements relating to the Group’s future business development and financial performance;

•
the industry in which the Group operates, such as, but not limited to, with respect to demand for LPG carriers in the future and expected growth in the maritime LPG transportation market.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions you that a number of important factors could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Some of the factors that could cause actual results or events to differ from current expectations include the following:
•
general economic, political and business conditions;

•
general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;

•
changes in demand in the LPG shipping industry;

•
any adverse developments in the maritime LPG transportation business;

•
changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;

•
failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;

•
changes in competition rules and regulations for the shipping industry;

•
failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;

•
failure to implement the Group’s business strategy or manage the Group’s growth;

•
damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;

•
failure to obtain new customers or the loss of any existing major customers;

•
failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

•
failure to attract and retain key management personnel, technically skilled officers and other employees;

•
default by third parties with whom the Group has entered into chartered-in arrangements;

•
failure of the Group’s third-party technical managers or other counterparties to meet their obligations;

Confidential Treatment Requested by BW LPG Limited

•
the ageing of the Group’s fleet which could result in increased operating costs;

•
delays in deliveries of or cost overruns in relation to newbuilds (if any);

•
failure to integrate assets or businesses acquired from third parties;

•
failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;

•
loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;

•
the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements; and

•
failure to implement or delay in completing the Redomiciliation.

The Group cautions you that the foregoing list of important factors is not exhaustive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to the Group’s business, industry and the Redomiciliation that are set out in “Item 3. Key Information — 3.D. Risk Factors” of this registration statement.

Confidential Treatment Requested by BW LPG Limited

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
The Company is a Bermuda exempted company. As a result, the rights of holders of the Shares will be governed by Bermuda law and the Company’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of the members of the Board of Directors are not residents of the United States, and all of the Group’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in US courts against the Group or those persons based on the civil liability provisions of the US securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against the Group or the Group’s directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Group or the Group’s directors or officers under the securities laws of other jurisdictions.

Confidential Treatment Requested by BW LPG Limited

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.   DIRECTORS AND SENIOR MANAGEMENT
For information regarding the Group’s directors and senior management, see “Item 6. Directors, Senior Management and Employees — 6.A. Directors and Senior Management.”
1.B.   ADVISERS
Not applicable.
1.C.   AUDITORS
The Group’s auditor is KPMG LLP (“KPMG”), whose registered office is at 12 Marina View #15-01, Asia Square Tower 2, Singapore 018961. KPMG is an independent registered public accounting firm registered with the PCAOB. See “Item 10.G. Statements by Experts.”
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
3.A.   [RESERVED.]
3.B.   CAPITALIZATION AND INDEBTEDNESS
The following table sets forth the Group’s consolidated capitalisation and indebtedness as of 31 December 2022.
This information should be read in conjunction with information included elsewhere in this registration statement, including the Financial Statements, “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects.”
As of 31 December 2022
US$’000
Share capital	1,419
Share premium	289,812
Treasury shares	(47,631)
Contributed surplus	685,913
Other reserves	(9,777)
Retained earnings	556,996
Shareholders’ equity	1,476,732
Non-controlling interests	119,858
Total shareholders’ equity	1,596,590
Short-term borrowings
Secured(1)	116,153
Unsecured	—
Total short-term borrowings	116,153
Long-term borrowings
Secured(1)	362,220

Confidential Treatment Requested by BW LPG Limited

As of 31 December 2022
US$’000
Unsecured	—
Total long-term borrowings	362,220
Total borrowings	478,373
Short-term lease liabilities	121,202
Long-term lease liabilities	106,281
Total lease liabilities	227,483
Total capitalisation	2,302,446

(1)
Secured borrowings include bank borrowings and trust receipts (i.e., short-term financing from banks for the purchase of LPG cargoes). The bank borrowings are secured by vessels. The trust receipts are secured by the underlying cargoes purchased under the trading business.

For description of the Group’s borrowings, see “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness.”
3.C.   REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D.   RISK FACTORS
The risks and uncertainties relating to the Shares and the Group’s business and the industry in which it operates, described below, together with all other information contained in this registration statement, should be carefully considered in evaluating the Group and the Shares. The risks and uncertainties described below represent those the Group considers to be material as of the date of this registration statement. However, these risks and uncertainties are not the only ones facing the Group. You should carefully consider the information in this registration statement in light of your personal circumstances.
Risks Related to the Industry in which the Group Operates
The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations
External factors that affect the LPG shipping industry will have a significant impact on the Group’s results of operations. In the past, the market for LPG transportation and the freight rates the Group can charge have been cyclical and volatile. For example, according to Baltic Exchange, the short-term VLGC TCE rates for shipping LPG between the Middle East and Japan fluctuated between a high of US$175,874 per day to a low of US$6,243 per day from 2019 to the period ended November 2023. In 2023,            % of the Group’s revenue from LPG shipping were generated on the basis of current market levels (“spot prices”) and            % of the Group’s revenue were generated under time charters. Fluctuations in the freight rates the Group can charge its customers result from changes in the global supply of carrying capacity and global demand for LPG. The external factors affecting supply and demand for LPG vessels and the supply and demand for LPG transported by LPG vessels, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence the demand for LPG vessel capacity include, but are not limited to, the following factors:
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levels of demand for and production of LPG and other gases, which are affected by competition from alternative sources of energy and alternative feedstock types, as well as the overall level of global economic activity and demand and prices for oil and gas;

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development of new petrochemical resources and industry in countries that are currently net exporters of LPG can lead to increased domestic LPG consumption and reduce the volumes available for shipment;

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•
changes in laws and regulations affecting the LPG shipping industry;

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political changes and armed conflicts in the regions through which the Group’s vessels travel and where the cargo the Group carries is produced or consumed, which may interrupt trade routes or the production or consumption of LPG, petrochemicals, their derivatives or their raw materials;

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other changes in marine and other transportation patterns or the availability of alternative transportation means;

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global and regional economic and political conditions, as well as environmental concerns and regulations, which could impact the supply of LPG, as well as the demand for various types of vessels; and

•
changes in global and regional trading patterns, including changes in the distances that cargo must be transported.

The factors that influence the supply of LPG vessel capacity include, but are not limited to, the following:
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the number of newbuild deliveries;

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potential delays in newbuild deliveries and/or cancellations of newbuild orders;

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port and canal congestion;

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the price of steel and vessel equipment;

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conversion of LPG carriers to other uses;

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the scrapping rate of older vessels;

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maritime regulations that could impact effective vessel sailing speed;

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the number of vessels that are off-hire and out of service; and

•
piracy and other attacks and their impact on voyage routes on account of certain operators rerouting vessels away from high-risk areas.

Adverse changes in any of the foregoing factors could have a material adverse effect on the Group’s revenue, profitability, liquidity, cash and financial positions.
Geopolitical events and political instability, including the war in Ukraine and the Israel-Hamas conflict, has impacted and may continue to impact the Group’s operations and charter rates and costs
Geopolitical events and political instability, such as the ongoing war in Ukraine and the Israel-Hamas conflict, may impact the Group’s operations, international commerce and the global economy. The reactions of governments, markets and the general public to such events, including economic sanctions, trade restrictions, tariffs and boycotts, may result in a number of adverse consequences for the Group’s businesses.
The war in Ukraine is disrupting energy production and trade patterns. The continuing impact on energy prices and LPG carrier rates, which initially increased, remains uncertain. Some of the economic sanctions imposed by the EU, the United States and other countries in response to Russian action target the Russian oil sector, for instance, a prohibition on the import of oil from Russia to the United States or the United Kingdom and the EU’s bans on importing Russian crude oil and refined petroleum products, which took effect in December 2022 and February 2023, respectively, as well as adoption of price caps for seaborne Russian crude oil and petroleum products.
If Russian crude oil and natural gas become unavailable for export due to the extension of economic sanctions, boycotts or otherwise, this could result in high oil prices that could reduce demand for LPG. The conflict may also impact various costs of operating the Group’s business, for example, bunker expenses, for which the Group is responsible when its vessels operate in the spot market, have increased with oil prices, and war risk insurance premiums and crewing services may be disrupted or become more expensive, as Russia and Ukraine are significant sources of crews. The war in Ukraine and the global response continue

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to evolve and their impact on energy supply and demand, energy prices and LPG operations and charter rates remains uncertain, which could adversely impact the Group’s business, results of operations and financial condition.
Although the Group does not have operations or significant direct exposure to customers in Israel or Gaza, the Group’s businesses and operations could be negatively impacted by increased energy costs, supply chain disruptions or adverse impacts on customers due to the Israel-Hamas conflict.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to Environmental, Social, and Governance (“ESG”) policies may impose additional costs on the Group or expose the Group to additional risks
Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Organisations that provide information on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by certain investors in their decision-making. Unfavourable ratings could lead to negative investor sentiment towards the industry and diversion to other non-fossil fuel markets. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, the Group may be required to implement more stringent ESG procedures or standards so that the Group continues to have access to capital and the Group’s existing and future investors and lenders remain invested in the Group and make further investments in the Group.
Specifically, the Group may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritise sustainable energy practices, reduce the Group’s carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude LPG shipping companies, such as the Group, from their investing portfolios altogether due to ESG factors. If the Group is faced with limitations in the debt and/or equity markets as a result of these concerns, or if the Group is unable to access alternative means of financing on acceptable terms, or at all, the Group may be unable to access funds to implement the Group’s business strategy or service the Group’s indebtedness, which could have a material adverse effect on the Group’s financial condition and results of operations.
While the Group may announce voluntary ESG targets, the Group may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to as a result of unforeseen costs or technical difficulties associated with achieving such results. Achieving ESG targets will require significant efforts from the Group and other stakeholders and also require capital investment, additional costs, and the development of technology that may not currently exist. In addition, the Group could be criticised for the scope or nature of such targets, or for any revision to those targets. The Group could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices and regulations.
Climate change, including abnormal weather conditions, could present immediate and long-term risks to the Group’s business and financial condition
Climate change presents immediate and long-term risks to the Group’s business and financial condition, with these risks expected to increase over time. Climate risks can arise from physical risks (acute or chronic relating to the physical effects of climate change) and transition risks (regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks could damage properties and other assets of the business and its value chain, disrupting operations. Extreme weather events occurring more often could result in potential physical damage, additional volatility within the Group’s

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business operations, counterparty exposure and other financial risks. Transition risks may result in changes in regulations or market preference, which in turn could have negative impacts on the results of operation or reputation of the Group. This includes risk associated with new technologies and legislative uncertainties regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.
Resurgence of the COVID-19 pandemic or another pandemic may negatively affect the Group’s business, financial performance and the Group’s results of operations, including its ability to obtain charters and financing
The COVID-19 pandemic led a number of countries, ports and organisations to take measures against its spread, such as quarantines and restrictions on travel. These measures caused severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. The COVID-19 pandemic introduced uncertainty in a number of areas of the Group’s business, including its operational, commercial and financial activities. It also negatively impacted global economic activity and demand for energy, including LPG.
Failure to control any resurgence of the spread of the virus could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect the Group’s business, financial condition, results of operations and cashflows. As a result of any resurgence of new variants of COVID-19, the Group’s business and the shipping industry as a whole could be impacted by a reduced workforce, delays of crew changes as a result of the reimposition of quarantines or other constructions and delays in scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. Resurgence of the COVID-19 pandemic may also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including the Group’s ability to finance the purchase price of vessel acquisitions, which could limit the Group’s ability to grow its business in line with its strategy.
An oversupply of LPG shipping capacity may have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations
If the number of new LPG vessels delivered exceeds the number of vessels being recycled, the global vessel capacity will increase. If the supply of vessel capacity continues to increase and the demand for vessel capacity does not increase correspondingly, freight rates could materially decline and the value of the Group’s vessels could be adversely affected. The balance between supply and demand for LPG vessels depends on potential new vessel orders, scrapping activity and the growth of demand for LPG shipping. The Group will monitor the supply and demand situation closely and seek to take timely investment and divestment decisions as appropriate. However, excess capacity will have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”
The Group’s growth depends on the continued growth of the global LPG market
The Group’s growth depends on the continued growth of the global LPG market and supply chain, which could be adversely affected by a number of factors, such as:
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continued development of existing and new gas and oil infrastructure, including the continued development of shale gas resources, particularly in the United States, which could affect the LPG export volumes;

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volatile oil prices and oil consumption;

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increases in the production of natural gas in areas linked by pipelines to areas of consumption of natural gas;

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global and/or local community and environmental group resistance to LPG production facilities and import terminals over concerns about the environment, terrorism and safety;

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•
the development or extension of new and existing pipeline systems in markets the Group may serve;

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the availability and use of other energy sources, such as coal and nuclear energy, as well as new, alternative energy sources, such as solar energy, or other factors that may make consumption of LPG products less attractive;

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any significant explosion, spill or similar incident involving an LPG facility or vessel;

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negative global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption or negatively impact its growth; and

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changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases such as LPG over other fuel sources.

Although the Group will monitor the global LPG market and supply chain development closely and seek to take timely investment and divestment decisions as appropriate, any adverse development in connection with the factors noted above could have a material adverse effect on the Group’s business, financial condition and results of operations.
A deterioration in global economic conditions could materially adversely affect the Group’s business, financial condition and results of operations
Adverse global economic conditions may negatively impact the Group’s business, financial condition, results of operations and cash flows in ways that the Group cannot predict. There has historically been a strong link between the development of the world economy and the demand for energy, including LPG. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the United States and China or others, the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse development in global economic conditions or a tightening of the credit markets could reduce the overall demand for LPG and have a negative impact on the Group’s customers. These potential developments, or market perceptions concerning these and related issues, could affect the Group’s business, financial condition and operating results.
Furthermore, a future economic slowdown could have an impact on the Group’s customers and/or suppliers including, among other things, causing them to fail to meet their obligations to the Group. Similarly, a future economic slowdown could affect lenders participating in the Group’s secured term loans and revolving credit facilities, making them unable to fulfil their commitments and obligations to the Group. Any reductions in activity owing to such conditions or failure by the Group’s customers, suppliers or lenders to meet their contractual obligations to the Group could adversely affect the Group’s business, financial condition and operating results.
Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs)
The Group’s vessels need to consume bunker fuel for propulsion and other auxiliary purposes such as generating electricity on board. In accordance with industry practice, the Group is responsible for voyage expenses, including bunker fuel costs, when operating its LPG vessels on the spot market (including under CoAs). Historically, bunker fuel expenses have amounted to more than one-half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for            % for the year ended 31 December 2023, and 63% of the Group’s voyage expenses for the year ended 31 December 2022. If the price of bunker fuel oil increases/decreases by 50% (2022: 50%) with all other variables held constant, the Group’s profit after tax for the financial year will be higher/lower by US$            (2022: US$88.5 million) as a result of higher/lower bunker fuel oil consumption expense. Increases in the cost of bunker fuel are subject to a number of economic, natural and political factors affecting the level of crude oil prices in global markets that are beyond the Group’s control, including worldwide demand and supply imbalances, political instability and natural disasters in oil-producing regions. For example, following the financial crisis, in 2008, bunker prices nearly doubled in the span of a few months. From 4 January 2021 to 30 November 2023, the highest and lowest reported bunker prices for Singapore VLSFO were US$1,137 and US$410, respectively

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(source: Zeronorth). An increase in the cost of bunker fuel could significantly increase voyage expenses for the Group’s LPG vessels, which could have a material adverse effect on its own results on its operations to the extent that it is not able to increase its freight rates commensurately or otherwise to recover bunker fuel cost increases from its customers. Other operating expenses, such as for example crew costs, may also fluctuate and affect the Group’s profitability.
Furthermore, fuel may become significantly more expensive in the future, which may reduce the Group’s profitability. In addition, the entry into force on 1 January 2020 of the 0.5% global sulphur cap in marine fuels used by vessels that are not equipped with sulphur oxide exhaust gas cleaning systems under the International Convention for Prevention of Pollution from Ships Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect the Group’s cash flows, earnings and results of operations.
Shipping is a business with inherent risks and the Group’s own insurance may not be adequate to cover the Group’s losses
The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death and injury of persons or property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events, including the recent conflict between Russia and Ukraine. In addition, the transportation of LPG is subject to the risk of pollution and to business interruptions due to political unrest, economic instability, hostilities, labour strikes and boycotts. An accident involving any of the Group’s vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation with the Group’s employees, customers or third parties and damage to the Group’s reputation and customer relationships generally.
In the event of damage to a vessel or catastrophic events as mentioned above, the Group will rely on its insurance to pay or reimburse the insured value of the vessel or the expenses incurred to rectify such damage, including repair costs at shipyards. Typically, there are insurance deductibles that are not recoverable. The Group may not have sufficient insurance coverage for the range of risks to which the Group is exposed. Some claims may not be covered such as time lost when a vessel is unavailable for employment and some claims may also not be covered if for any reason the claim or claims exceed the insurance policy limit. In addition, in the future the Group may be unable to procure adequate insurance coverage on commercially acceptable terms or at all. Any significant loss or liability for which the Group is not insured could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the loss of earnings or prolonged unavailability of a vessel, including the actual repair costs, could have a material adverse effect on the Group’s business, financial condition and results of operations even if insurance coverage was available.
See “Item 4. Information on the Company — 4.B. Business Overview — Insurance” for further information about the Group’s insurance.
Charter rates may fluctuate substantially and if rates are lower when the Group is seeking a new charter, the Group’s revenue and cash flows may decline
The Group’s ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LPG industry. Charter rates may fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel capacity. This supply-demand relationship largely depends on a number of factors outside the Group’s control. The LPG charter market is connected to world LPG prices and energy markets, which the Group cannot predict. A substantial or extended decline in demand for LPG could materially adversely affect the Group’s ability to re-charter its vessels at acceptable rates or to acquire and profitably operate new vessels.
Charter rates at a time when the Group may be seeking new charters may be lower than the charter rates at which the Group’s vessels are currently chartered. If charter rates are lower when the Group is seeking a new charter, its revenue and cash flows, including cash available for dividends to its shareholders, may decline, as it may only be able to enter into new charters at reduced or unprofitable rates or it may have

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to secure a chartered-in vessel in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low vessel utilisation could also have a material adverse effect on the value of the Group’s assets.
The Group’s international operations are exposed to the risk of acts of piracy, geopolitical risks and sanctions, which could result in increasing costs of operations
Acts of piracy on ocean-going vessels could adversely affect the Group’s business. Acts of piracy have historically occurred in areas where the Group has operated, such as the Gulf of Aden, Indian Ocean and west coast of Africa, and there is a risk that acts of piracy will continue to occur in these areas, as well as other regions. Moreover, the Group faces geopolitical risks, often associated with the imposition of sanctions, that could expose the Group’s vessels to delays and/or financial penalty and cancellations of insurance cover if a cargo is, or individuals and/or entities associated with the cargo are, found to breach sanctions despite the Group having undertaken adequate due diligence.
In addition, vessels are at risk of unlawful seizure or detention or attack. This is particularly prevalent in the case of Iran when vessels pass through the Strait of Hormuz or in the case of the Red Sea or off Yemen because of the risk of attacks by Houthi insurgents.
Aside from the threat of vessel loss or damage, piracy, geopolitical risks and sanctions may increase insurance and crew costs for the Group if the Group is unable to pass the additional cost on to the charterer. In such circumstances, the foregoing exposures may have a material adverse effect on the Group’s business, results of operations, cash flows and financial condition, which could be exacerbated should the Group expand its operations or number of port calls by the Group’s vessels in countries which are subject to the foregoing risks or such risks that impact geographic markets in which the Group operates or the ports at which its vessels call.
The Group transports gas across a wide variety of national jurisdictions, which exposes the Group to risks inherent to operating internationally and in politically unstable regions. In addition, the Group works with local agents and business associates all over the world, heightens the risk of exposure to potential economic sanctions and anti-bribery/anti-corruption issues, any of which may have a negative impact to the Group’s reputation and financial condition
Transporting gas across a wide variety of national jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labour strikes and boycotts, the potential for changes in tax rates or policies and the potential for government expropriation of the Group’s vessels. Changes in political regimes or other political instability, as well as the risk of war, other armed conflicts and general unrest, may negatively affect the Group’s operations in foreign countries. Some of the Group’s operations takes place in regions that present identifiable security risks, including the risk of terrorism. Although the Group has not been victim to terrorist attacks, there can be no assurance that it will not happen in the future, the occurrence of which could adversely affect the Group’s business. In addition, inadequacies of the legal systems and law enforcement mechanisms in certain countries in which the Group operates or in which the Group’s vessels call may leave the Group exposed to a number of uncertainties. The UK Bribery Act and US Foreign Corrupt Practices Act have extraterritorial application and may cover agents and business associates that the Group deals with in different jurisdictions. Additionally, sanctions imposed on certain countries, companies or individuals by international and regional bodies such as the United Nations, the United States and the EU, including in connection with Russia’s invasion of Ukraine, could materially adversely affect the Group’s ability to trade with those sanctioned persons, sanctioned countries and/or companies/individuals linked with such persons and countries. Any of these events may result in loss of revenue, increased costs and decreased cash flows.
Although the Group has compliance policies and procedures in place and believes that it has been and is in compliance with all applicable sanctions and embargo laws and regulations and it intends to maintain such compliance, there can be no assurance that the Group will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact the Group’s ability to access US capital markets and conduct business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in

Confidential Treatment Requested by BW LPG Limited

the Group. Engaging in activities contrary to economic sanctions or foreign policy interests of a particular country could result in the Company or any of its affiliates becoming sanctioned by the United Nations, the United States, the EU or other authorities. The Group’s vessels have not called at ports located in countries that are subject to restrictions imposed by the EU, the United States and other governments. Although the Group endeavours to take precautions reasonably designed to mitigate the risk of any such occurrences, it is possible that, in the future, the Group’s vessels may call at ports located in countries that are subject to restrictions imposed by the EU, the United States and other governments, thus resulting in legal or political repercussions that may have a material adverse effect on the business, financial condition and results of operations.
Current or future counterparties of the Group, including its joint venture partners, may become sanctioned or violate applicable sanctions or embargo laws and regulations and/or be affiliated with persons or entities that are or may in the future be the subject of sanctions imposed by international and regional bodies such as the United Nations, the United States and the EU. If the Group determines that the relevant sanctions or embargo laws and regulations require the Group to terminate its existing or future contracts, it may have a material adverse effect on the Group’s business, financial condition and results of operations.
Risks Related to the Group
The Group may not be able to implement its business strategy successfully or manage its growth effectively
The Group’s strategy is to ensure environment and customer-focused operational excellence and explore growth opportunities along the energy value chain. Future growth will depend on the successful implementation of the Group’s business strategy. The Group’s ability to achieve its business and financial objectives is subject to a variety of factors, many of which are beyond the Group’s control. A principal focus of the Group’s strategy is to identify opportunities to grow within the LPG shipping and adjacent value chain areas, which will depend upon a number of factors, including the Group’s ability to attract funding.
The Group’s management will review and evaluate the business strategy with the Board of Directors on a regular basis. The Group’s failure to execute its business strategy or to manage its growth effectively could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, there can be no guarantee that even if the Group successfully implements the Group’s strategy, it will result in an improvement of the Group’s results of operations. Furthermore, the Group may decide to alter or discontinue aspects of the Group’s business strategy and adopt alternative or additional strategies in response to the Group’s operating environment or competitive situation or factors or events beyond the Group’s control.
The Group’s growth in the LPG shipping market depends on its ability to expand relationships with existing customers and obtain new customers, for which the Group will face substantial competition
The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening process and competitive bidding process that often extends for several months. Contracts are awarded based upon a variety of factors, including:
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the size, age, fuel efficiency, emission levels, and condition of a vessel;

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the charter rates offered;

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the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

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the quality, experience and technical capability of the crew;

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the operator’s relationships with shipyards and the ability to get suitable berths;

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the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

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the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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the competitiveness of the bid in terms of overall price.

The Group’s LPG vessels operate in a highly competitive market and the Group expects substantial competition for providing transportation services from a number of companies (both LPG vessel owners and operators). The Group’s existing and potential competitors may have significantly greater financial resources than the Group does. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets or could operate larger fleets through consolidations, acquisitions, newbuilds or pooling of their vessels with other companies and therefore may be able to offer a more competitive service than the Group, including better charter rates. The Group expects competition from a number of experienced companies providing contracts for gas transportation services to potential LPG customers, including state-sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, the Group may be unable to expand its relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on the Group’s business, financial condition and operating results.
Competition from more technically advanced LPG carriers could reduce the Group’s charter hire income and the value of the Group’s vessels
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LPG carriers are more efficient, flexible or have longer physical lives than the Group’s vessels, competition from these more technologically advanced LPG carriers could adversely affect the charter rates the Group receives for its vessels once their current charters are terminated and could also adversely affect the resale value of the Group’s vessels. As a result, the Group’s business, financial condition and operating results could be materially adversely affected.
The Group will be required to make substantial capital expenditures in order to modernise the fleet and to maintain the quality of the vessels the Group owns
The Group’s cash flows and income are dependent on the revenue earned through the chartering of its vessels, and the Group must make substantial capital expenditures over the long term to maintain the operating capacity of its fleet in order to preserve its capital base. If the Group is unable to maintain sufficient cash reserves to finance the replacement of the vessels in its fleet at the end of their useful lives and alternative sources of financing are unavailable, the business, financial condition, operating results and ability to pay dividends would be adversely affected. In addition, any reserves set aside for vessel replacement will not be available to support or expand the Group’s business or to pay dividends.
In addition, the Group must make capital expenditures to maintain its vessels over the long-term. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel, retrofitting an existing vessel with LPG dual-fuel propulsion technology or acquiring a new vessel to the extent these expenditures are incurred to maintain or increase the operating capacity of the vessels. The Group’s vessels are drydocked periodically for repairs and renewals and, in addition, may have to be drydocked in the event of accidents or other damage. The Group’s capital expenditure for drydocking for 2023 was US$      million, and it is expected to be US$      million for 2024.
The Group’s maintenance capital expenditures may increase as a result of:
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increases in the cost of labour and materials;

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changes in customer requirements;

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increases in the size of the Group’s fleet;

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changes in technical developments in vessel;

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changes in governmental regulations and maritime self-regulatory organisation standards relating to safety and other factors;

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changes in security or the environment; and

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changes in competitive standards.

Due to the Group’s lack of diversification, adverse developments in the maritime LPG transportation business would adversely affect the Group’s business, financial condition and operating results
The Group relies primarily on the cash flow generated from its vessels that operate in the maritime LPG transportation business. Unlike some other shipping companies, which have various vessels that can carry containers, dry bulk, crude oil and oil products, the Group currently depends exclusively on the transport of LPG. The substantial majority of the Group’s gross profit is derived from a single source — the maritime transport of LPG — and its lack of a diversified business model could materially adversely affect the Group if the maritime LPG transportation sector fails to develop in line with the Group’s expectations. The Group’s lack of diversification could make it vulnerable to adverse developments in the international LPG shipping industry which would have a significantly greater impact on the Group’s business, financial condition and operating results than it would if it maintained more diverse assets or lines of business.
International, regional and local competition rules and regulations for the shipping industry may adversely affect the Group’s business, financial condition and results of operations
The Group operates a significant VLGC fleet. Any expansion involving acquisitions of all or part of other companies’ gas carrier fleets will need to comply with antitrust and competition rules and regulations in various jurisdictions in which the Group operates or in which the Group’s vessels call. This could require filing for clearances and approvals which may not be forthcoming, may involve lengthy delays and might result in a transaction being prohibited or permitted with conditions that may or may not be acceptable. There can therefore be no assurance that any such transactions will be approved or consummated, and this may hinder expansion plans.
The entry into any joint venture or pooling arrangements with third parties may also require approval from antitrust and competition authorities in various jurisdictions and there can be no assurances that approvals will be obtained or, if they are granted with conditions, that those conditions will be acceptable to the Group. This may hinder the Group’s business and growth opportunities or result in monetary and other penalties from regulatory authorities.
The Group may have more difficulty entering into long-term LPG time charters if the short-term or spot LPG shipping market becomes increasingly active, resulting in more volatility in the Group’s results
The Group enters into spot charters, CoAs and time charters. If the spot or short-term LPG shipping market were to become increasingly active and increasingly more transparent, resulting in easier access for customers to enter into spot or short-term charter arrangements at competitive rates, the Group may have more difficulty entering into long-term time charters for the Group’s vessels. An inability to enter into long-term charters may result in more volatility in the Group’s results, could lower utilisation rates, and would make cash flows and income less predictable. As a result, this could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, revenue may decline following expiration or early termination of current charter arrangements and as a result, the Group’s cash flow may decrease and be less stable.
The Group derives a significant portion of its LPG revenue from its top five Shipping customers, and the loss of any such customers or default by any of these customers could result in a significant loss of revenue and cash flows
In the year ended 31 December 2023, the Group’s top five Shipping customers represented    % of the Group’s Revenue — Shipping. In 2022, these customers represented 32.0% of the Group’s Revenue —  Shipping.

Confidential Treatment Requested by BW LPG Limited

A customer may in certain circumstances terminate its charter agreement, including if the delivery of the vessel is delayed beyond a specified time, outbreak of war occurs or the vessel’s flag state becomes engaged in hostilities. If a customer terminates its charter agreement with the Group pursuant to the terms of the agreement or otherwise, the Group may be unable to re-deploy the related vessel on terms as favourable to the Group. If the Group is unable to re-deploy a vessel, the Group will not receive any revenue from this vessel, but the Group would have to pay expenses as necessary to maintain the vessel in operating condition.
The loss of any significant customer, or a decline in payments under the Group’s charter agreements, could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group may suffer from off-hire or performance claims by the Group’s customers
Under the Group’s time charter contract agreements, the Group warrants certain specifications, conditions and performance of the vessels assigned under such charter agreements. The Group may not be able to fulfil its obligations under these charter agreements. Should the Group not be able to meet its obligations, charterers may be entitled to withhold the payment of charter hire, resulting in loss of income to the Group. Charterers may be further entitled to advance legal claims against the Group for under performance under the relevant charter agreements. Such actions by charterers could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group may be exposed to risks because it provides services to customers either as the registered owner of the vessel or by way of entering into chartered-in arrangements with a third party and then chartering-out such vessels to customers
The Group may provide marine transportation services to customers through its fleet of owned vessels where a member of the Group is the registered owner or by way of entering into “chartered-in” arrangements with a third party and then “chartering-out” such vessels to customers.
As a registered owner of a vessel, the Group will assume responsibility for all functions related to the vessel including financing, commercial management and ship management functions such as maintenance, repair, crew manning, navigation and insurance. In addition, if the Group enters into a voyage charter with a customer, the Group will be responsible for all voyage costs including bunkering, port charges and other relevant voyage related cost such as additional war risk premium, brokerage, etc. On the other hand, if the Group charters-in a vessel, some of these functions will be the responsibility of the third-party owner. For example, if the Group time charters-in a vessel, the Group will generally not assume the responsibility for finance, maintenance, repair, crew manning, navigation and insurance of the vessel, but will be responsible for the commercial management of the vessel. However, if the Group provides service to a customer via a voyage charter arrangement, the Group will also be responsible for all the voyage costs.
If the Group charters-in a vessel, it will have less operational risk as compared to acting as a registered owner. However, the Group may not be able to exercise full control of the availability over a chartered-in vessel. This may be due to the default by the third party from whom the vessel has been chartered-in. Such a default could include a financial default involving failure to pay suppliers or the bankruptcy of such third party which could result in a court sanctioned arrest or detention of the vessel by financiers or suppliers. Furthermore, in a long-term time charter or bareboat charter arrangement, the Group is committed throughout the charter period and will not have the liberty to cancel the charter should the market become unfavourable. There may also be associated reputation risks if the standard of the chartered-in vessel is below those of the Group’s own vessels. The risks of chartering-in vessels are balanced against the risk of registered ownership, which are the various attendant costs of owning and operating a fleet of vessels.
All the above factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Confidential Treatment Requested by BW LPG Limited

Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel
Vessel values for LPG carriers can fluctuate substantially over time due to a number of different factors, including:
•
prevailing economic conditions in LPG and energy markets;

•
the level of demand for LPG;

•
the supply of vessel capacity; and

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment (for example with respect to achieving reduced fuel consumption), changes in applicable environmental or other regulations or standards.

The Group assesses at each balance sheet date whether there is any indication that a vessel’s value may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the asset and write down the vessel to the recoverable amount through the income statement. Fluctuation in vessel values may result in impairment charges or lead the Group to be unable to dispose of vessels at a reasonable value, either of which could have a material adverse effect on the Group’s business, financial condition and result of operations.
The Group has entered into related party transactions and may enter into related party transactions in the future
The Group has entered and may in the future enter into agreements with entities belonging to the other affiliates of the Group, including those described in “Item 7. Major Shareholders and Related Party Transactions — Item 7.B. Related Party Transactions.” Although the Group believes that the transactions with its affiliates are on arm’s length terms, the Group cannot assure potential investors that conflicts of interest may not arise in the future, including in relation to, or as a result of, new business opportunities.
The Group is exposed to volatility in SOFR, which has only been published since April 2018
Due to the phase out of the LIBOR as a benchmark for floating rate loans entered into after 2021, the Group amended its LIBOR-based financing arrangements to be based on SOFR in 2022 and 2023. Changes in SOFR could affect the amount of interest payable on the Group’s debt, and, in turn, could have an adverse effect on the Group’s earnings and cash flow. Until recent years, global interest rates, including SOFR, have been at relatively low levels, but they have risen recently and may continue to rise in the future. SOFR has only been published by the Federal Reserve since April 2018, and therefore there is limited history with which to assess how changes in SOFR rates may differ from other rates during different macroeconomic and monetary policy conditions.
Risks Related to the Group’s Operations
The Group may experience operational problems that reduce revenue and increase costs
Gas carriers are complex vessels and their operation is technically challenging. Maritime transportation operations are subject to mechanical risks and problems. Operational problems, such as loss of cargo, mechanical failures and quality of bunkers supplied, may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Further, the Group relies on timely, high quality and reliable suppliers and a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade the Group’s fleet of vessels. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of the Group’s fleet. This would negatively impact the Group’s revenue and cash flows. Cost increases could also negatively impact the Group’s future operations. Any of these results could materially adversely affect the Group’s business, financial condition and operating results.

Confidential Treatment Requested by BW LPG Limited

Changes in laws and regulation may have an adverse effect on the Group’s results of operations
Operations in international markets are subject to risks inherent in international business activities, including, in particular, fluctuating economic conditions, overlapping and differing tax structures, managing an organisation spread over various jurisdictions, unexpected changes in regulatory requirements and complying with a variety of foreign laws and regulations. Changes in the legislative, governmental and economic framework governing the activities of the shipping industry, could also have a material negative impact on the Group’s results of operations and financial condition. Political decisions made in the countries and regions in which the Group’s vessels operate or call may further expose the Group to political, governmental and economic instability, which could in turn materially adversely affect the Group’s business, financial condition and operating results.
Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations
The shipping industry is affected by extensive and changing international conventions and national, state and local laws and regulations governing environmental matters in the jurisdictions in which the Group’s vessels operate or call and in the country in which such vessels are registered. In addition, legal and regulatory changes due to concerns relating to climate change, GHG restrictions, as well as vessel classification societies, may impose significant requirements on the Group’s vessels. These regulatory measures may include, for example, the adoption of cap and trade regimes, carbon taxes, increased energy efficiency standards, carbon intensity metrics for vessels and incentives or mandates for renewable energy. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining the Group’s vessels and could require the Group to install new emission controls, as well as acquire allowances, pay taxes related to the Group’s GHG emissions or administer and manage a GHG emissions programme. Regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require the Group to incur significant capital expenditures and/or additional operating costs in order to keep the Group’s vessels in compliance. See “Item 4. Information on the Company — 4.B. Business Overview — Regulatory Overview.”
Compliance with safety and other vessel requirements imposed by classification societies may be costly and could adversely affect the Group’s business, financial condition and operating results
The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Group’s vessels are currently enrolled with DNV, Lloyds Register, American Bureau of Shipping, Indian Register of Shipping and Nippon Kaiji Kyokai. All of the Group’s vessels have been awarded ISM certification under the International Safety Management (“ISM”) Code.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, dependent on the nature and severity of the noncompliance, the vessel may face restrictions in trading and could be required to be off-hire while the issues are remedied. This could materially adversely affect the Group’s business, financial condition and results of operation.
The Group’s operating results may be subject to seasonal fluctuations and weather conditions
The Group operates its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, changes in charter hire and freight rates. In recent years, the VLGC shipping market has been subject to several seasonal drivers that have impacted earnings. These include, among other things, colder than expected temperatures in key importing regions, which in turn could result in higher demand for LPG used for heating purposes. As a result, the Group’s earnings have historically been higher during the quarters ended 31 December and 31 March and have been lower during the quarters ended 30 June and 30 September. In addition, unpredictable weather patterns tend to disrupt vessel scheduling and supplies of certain commodities. The utilisation of the Group’s vessels may be affected by sea conditions, such as currents and swell, as wells as weather conditions, such as fog, winds, storms, typhoons and hurricanes. Unpredictable weather conditions could also affect the water levels of the Panama Canal water reserves, which in turn could restrict access to using the Canal when sailing between the United States and the Far East,

Confidential Treatment Requested by BW LPG Limited

leading to elevated charter rates and if vessels re-route, longer journey times. While the Group’s time charter agreements typically provide for uniform monthly fees over the term of the charter, to the extent any of its time charter agreements expire during relatively weaker fiscal quarters, the Group may have difficultly re-chartering those vessels at similar rates or at all. As a result, the Group may have to accept lesser rates or reduced utilisation for the Group’s vessels, which could materially adversely impact its business, financial condition and operating results.
The Group’s vessels may suffer damage and the Group may face unexpected costs and off-hire days
In the event of damage to the Group’s owned vessels, the damaged vessel would be off-hire while it is being repaired, which would decrease the Group’s revenue and cash flows, including cash available for dividends to the Group’s shareholders. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by the Group’s insurance policies, the Group may have to pay such repair costs, which would decrease the Group’s earnings and cash flows. See “Item 4. Information on the Company — 4.B. Business Overview — Insurance.” Moreover, as certain of the Group’s vessels are “sister vessels” and are built to the same specifications, any design flaw within the vessel design would be common to all “sister vessels,” such that any design flaws in “sister vessels” may result in greater repairs costs than had each of the Group’s vessels utilised different designs.
The required drydocking of the Group’s vessels could be more expensive and time consuming than originally anticipated, which could adversely affect the Group’s results of operations and cash flows
Drydockings of the Group’s owned vessels require significant capital expenditures and result in loss of revenue while such vessels are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on the Group’s profitability and cash flows. The Group may not be able to accurately predict the time required to drydock any of its vessels or any unanticipated problems that may arise. If more than one of the Group’s vessels is required to be out of service at the same time, or if a vessel is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, the Group’s results of operations and cash flows, including cash available for dividends to its shareholders, could be materially adversely affected.
The Group may be unable to attract and retain key management personnel and other employees, which may negatively impact the effectiveness of the Group’s management and results of operations
The Group’s success depends to a significant extent upon the abilities and efforts of the Group’s management team and its ability to retain key members of the management team, including recruiting, retaining and developing skilled personnel for its business. The demand for personnel with the capabilities and experience required in the LPG and shipping industries is high, and success in attracting and retaining such employees is not guaranteed. There is intense competition for skilled personnel and there are, and may continue to be, shortages in the availability of appropriately skilled people at all levels. Shortages of qualified personnel or the Group’s inability to obtain and retain qualified personnel could have a material adverse effect on the Group’s business, results of operations, cash flow and financial condition.
The Group depends on third party managers to manage part of the Group’s fleet
The Group outsources the technical management of certain of its vessels to third-party technical managers including technical support, crewing, operation, maintenance and repair. The Group’s success depends, to a significant extent, upon the abilities and efforts of technical managers and their ability to hire and retain key personnel. The loss of technical managers’ services, their failure to perform obligations under technical management agreements and their failure to retain personnel could adversely impact the Group’s business, results of operations and financial condition. In addition, the Group might not be able to find replacement technical managers on terms as favourable as those currently in place.
A shortage of qualified officers may impact the ability to crew the Group’s vessels and increase operating costs
The Group’s LPG carriers require technically skilled officers with specialised training. Certain charterers and other customers have an officers’ requirement matrix with pre-determined standards for vessel operators. These include requirements for officers with respect to both service time and shipping sector experience. As

Confidential Treatment Requested by BW LPG Limited

the supply of gas carriers and LPG carriers continues to grow, the demand for such technically skilled officers has increased and is leading to a shortage of such personnel. If the Group’s technical managers are unable to employ such technically skilled officers, they will not be able to adequately staff the Group’s vessels and effectively train crews. The Group expects that crewing costs will continue to increase. A continuing or worsening deficit in the supply of technically skilled officers or an inability of the technical managers to attract and retain such qualified officers could impair the Group’s ability to operate and further increase the cost of crewing its vessels and, thus, materially adversely affect the Group’s business, financial condition and operating results.
The majority of the Group’s seagoing staff are members of labour unions and the Group may face labour disruptions that could interfere with its operations and have a material negative effect on the Group’s business, financial condition and results of operations
The Group is subject to the risk of labour disputes and adverse employee relations, and these disputes and adverse relations could disrupt the Group’s business operations and adversely affect the Group’s business, financial condition and results of operations. The majority of the Group’s seagoing staff are represented by labour unions under collective bargaining agreements in their home countries. Although the Group has not had any material problems in the past with the labour unions, the Group can give no assurance that there will not be labour disputes and/or adverse employee relations in the future.
The Maritime Labour Convention, 2006 (“MLC”) is an international labour convention adopted by the ILO, which applies to the Group’s seagoing staff. The MLC is widely known as the “seafarers’ bill of rights,” and was adopted by government, employer and worker representatives in February 2006. The MLC aims both to achieve decent work for seafarers and to secure economic interests through fair competition for quality vessel owners. The Group believes it is in compliance with the MLC but, given the recency of the binding nature of the MLC and the uncertainty around interpretation of the MLC and the local legislation that enacts it in various countries, there are risks associated with ensuring that the Group is in proper compliance with the MLC.
The Group may be subject to litigation that could have an adverse effect on the Group’s business
The Group may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of business. The Group cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have a material adverse effect on the Group.
In addition, crew members, suppliers of goods and services, shippers of cargo and other parties may be entitled to a statutory or maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a statutory or maritime lien holder may enforce its lien by arresting or attaching a vessel. The arrest or attachment of one or more of the Group’s vessels could interrupt the Group’s business, financial condition and results of operations.
The Group relies on information technology systems and other operating systems to conduct its business, and disruption, failure or security breaches of these systems could adversely affect its business and results of operations
The Group relies on information technology (“IT”) systems in order to communicate with vessels and achieve its business objectives. The Group relies upon accepted security measures and technology such as access control systems to securely maintain confidential and proprietary information maintained on its IT systems, and market standard virus control systems. The Group’s portfolio of hardware and software products, solutions and services and its enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond its control, such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programmes. The failure or disruption of the Group’s IT systems to perform as anticipated for any reason could disrupt the Group’s business and result in decreased performance, remediation costs, transaction errors, loss of data,

Confidential Treatment Requested by BW LPG Limited

processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on the Group’s business operations, financial performance and financial condition.
The Group’s failure to comply with data protection and privacy laws could damage its third-party relationships and exposes the Group to litigation, financial and reputational risks and potential fines
Data protection and privacy laws apply to the Group in certain countries in which it does business. For example, the EU General Data Protection Regulation (the “GDPR”) imposes penalties up to 20 million euros or up to 4% of global annual turnover, whichever is higher, for especially severe violations. The GDPR requires mandatory breach notification, the standard for which is, subject to certain variations, also followed in a number of jurisdictions outside the EU (including in Asia). Non-compliance with data protection and privacy laws could expose the Group to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. The Group could also be subject to litigation from persons or corporations allegedly affected by data protection and privacy violations. Violation of data protection and privacy laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Concerns about, including the adequacy of, the Group’s practices with regard to the processing or security of personal data or other data-privacy-related matters, even if unfounded, could harm and/or disrupt the Group’s business, which could have a material adverse effect on the Group’s business operations, financial performance and financial condition.
The Group may incur a loss on its chartered-in fleet should the spot market rate fall below the time chartered-in rate
As of 31 December 2023, the Group had six time chartered-in vessels that require a monthly payment at a fixed hire. The expiry dates for those chartered-in vessels range from 2024 to 2027. With the volatility in the spot market rate, future spot market rate earnings may be lower than the chartered-in rate, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
The ageing of the fleet may result in increased operating costs in the future, which could adversely affect the Group’s business, financial condition and operating results
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As the Group’s fleet ages, the Group will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to gradual improvements in engine technology and other design features. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to the Group’s vessels and may restrict the type of activities in which the Group’s vessels may engage. Although the Group’s fleet of 20 owned vessels had an average age of 8.5 years as of 31 December 2023, the Group has no assurance that, as the Group vessels age, market conditions will justify those expenditures or enable the Group to operate its vessels profitably during the remainder of their useful lives.
Delays in deliveries of, or cost overruns in relation to, newbuilds the Group may order in the future or deliveries of vessels with significant defects could harm the Group’s operating results and lead to the termination of any related charters that may be entered into prior of their delivery
The Group does not have any contracted newbuilds as of the date of this registration statement. However, the delivery of any newbuilds the Group may order or agree to acquire in the future could be subject to cost overruns or delays, which would delay the Group’s receipt of revenue under any future charters in which the Group enters into for the vessels. In addition, under the charters the Group may enter into for the newbuilds, if the Group’s delivery of a vessel to the customer is delayed, it may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenue, the Group may be responsible for additional, substantial liquidated damages. The delivery of any newbuild with substantial defects could have similar consequences.

Confidential Treatment Requested by BW LPG Limited

The Group’s receipt of newbuilds could be delayed or subject to cost overruns because of many factors, including but not limited to:
•
quality, classification or engineering problems;

•
changes in governmental regulations or maritime self-regulatory organisation standards;

•
work stoppages or other labour disturbances at the shipyard;

•
bankruptcy or other financial crisis of the shipbuilder;

•
a backlog of orders at the shipyard;

•
political or economic disturbances in the locations where the vessels are being built;

•
weather interference or catastrophic event, such as a major earthquake or fire;

•
the Group’s requests for changes to the original vessel specifications;

•
shortages of or delays in the receipt of necessary construction materials, such as steel;

•
the Group’s inability to finance the purchase of the vessels; or

•
the Group’s inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or subject to substantial cost overruns, it could have a material adverse effect on the Group’s business, financial condition and results of operation.
The Group’s financial condition may be materially adversely affected if the Group fails to successfully integrate assets or businesses acquired from third parties, or is unable to obtain financing for acquisitions on acceptable terms
The Group believes that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and the Group may not be able to identify or complete any acquisitions or make assurances that any acquisitions the Group makes will perform as expected or that the returns from such acquisitions will support the investment required to acquire or develop them. The Group cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of the Shares.
Any future acquisitions could present a number of risks, including:
•
the risk of using management time and resources to pursue acquisitions that are not successfully completed;

•
the risk of failing to identify material problems during due diligence;

•
the risk of overpaying for assets;

•
the risk of failing to arrange financing for an acquisition as may be required or desired;

•
the risk of incorrect assumptions regarding the future results of acquired operations;

•
the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•
the risk of diversion of management’s attention from existing operations or other priorities.

In addition, the integration and consolidation of acquisitions requires substantial human, financial and other resources, including management time and attention, and may depend on the Group’s ability to retain the acquired business’ existing management and employees or recruit acceptable replacements. Ultimately, if the Group is unsuccessful in integrating any acquisitions in a timely and cost-effective manner, the Group’s results of operations, cash flow and financial condition could be materially adversely affected.
The success of Product Services’ trading activities depends in part on its ability to identify and take advantage of arbitrage opportunities
The LPG market is fragmented and periodically volatile, and as a result, discrepancies generally arise in respect of the prices at which LPG can be bought or sold in different geographic locations or time periods,

Confidential Treatment Requested by BW LPG Limited

taking into account the numerous relevant pricing factors, including freight and product quality. These pricing discrepancies present Product Services with arbitrage opportunities, allowing profit to be generated by sourcing and transporting LPG.
Product Services’ profitability is, in large part, dependent on its ability to identify and exploit such arbitrage opportunities. A lack of such opportunities, for example, due to a prolonged period of pricing stability in a particular market, increased levels of competition or an inability to take advantage of such opportunities when they present themselves because of, for example, a shortage of liquidity or other operational constraints, could have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects.
Product Services is exposed to unrealised gains or losses with respect to its chartered-in contracts prior to utilisation of such contracts
The chartered-in contracts entered into by Product Services are accounted for at book value under IFRS 16, whereas the physical cargo contracts and derivative hedging instruments entered into by Product Services are accounted for at fair value. The difference between the fair value and the book value of the chartered-in contracts is recognised when the chartered-in contracts are utilised, i.e., with respect to the chartered-in vessels transferred to the pool operated by Shipping, when income from the pool is received by Product Services, and/or, with respect to the chartered-in vessels used by Product Services to deliver cargo, when the corresponding cargo is delivered. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Product Services.” As a result, Product Services may have unrealised gains or losses with respect to the chartered-in contracts prior to utilisation of such contracts. Recognition of losses with respect to the chartered-in contracts could have a material adverse effect on the Group’s business, financial condition and results of operation.
Product Services’ hedging strategy may not always be effective and does not require all risks to be hedged
Product Services’ trading activities involve a significant number of purchase and sale transactions. In order for Product Services to mitigate the risks in its trading activities related to LPG price fluctuations and potential losses, it has a policy, at any given time, of hedging substantially all of its trading inventory through futures and swap commodity derivative contracts, either on commodities exchanges or in the over-the-counter (“OTC”) market. Product Services also seeks to mitigate the risks related to fluctuations in freight rates by entering into hedging transactions in the exchange traded market (in addition to entering into chartered-in contracts with ship owners at fixed freight rates). In the event of disruptions in the commodity exchanges or markets on which Product Services engages in these hedging transactions, Product Services’ ability to manage these risks may be adversely affected and this could in turn have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects. If any participants (for example, clearers, banks or commodity exchanges) in Product Services’ clearing activities were to become insolvent or if Product Services’ contractual relationships with those entities were to be adversely affected, Product Services’ hedging strategy could be negatively impacted, and Product Services could be at risk of recovering collateral deposited with such participants.
In addition, mark-to-market exposures in relation to hedging contracts are regularly and substantially collateralised (primarily with cash) pursuant to margining arrangements in place with such hedge counterparts. Significant increases in the price of commodities or freight costs being hedged could result in sudden large cash demands on Product Services as a result of such margining arrangements. If price increases are particularly steep and/or if they continue for a prolonged period of time, such developments could put significant pressure on Product Services’ liquidity, forcing it to either seek additional borrowings from banks to cover such additional liquidity needs, in which it may not be successful, or reduce volumes of commodities traded, which could have an adverse effect on the revenue and profitability of Product Services’ trading operations.
Product Services is exposed to fluctuations in LPG prices
Product Services is exposed to fluctuations in LPG prices in order to meet priced forward contract obligations and forward priced purchase or sale contracts. Although Product Services hedges substantially all of its trading inventory (see “— Product Services’ hedging strategy may not always be effective and does not

Confidential Treatment Requested by BW LPG Limited

require all risks to be hedged” above), it also may take unhedged positions within Group limits and policies, based on its understanding of market dynamics and expectation of future price and/or spread movements. Current and future LPG prices are influenced by a number of external factors, including supply and demand, speculative activities by market participants, global political and economic conditions and related industry cycles. Product Services’ inability to predict future price and/or spread movements could have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects.
Product Services is reliant on third-party suppliers to source LPG purchased by its trading desk
Product Services purchases all of LPG sourced by its trading desk from third party suppliers. The supply agreements between such third-party suppliers and Product Services range from spot sale contracts to long-term supply contracts. While there is no obligation on the part of either party to renew the contracts, Product Services has generally been successful in renewing or replacing its supply agreements on commercially acceptable terms. Product Services’ inability to renew or replace these agreements on commercially acceptable terms could have an adverse effect on Product Services’ business, results of operations, financial condition and prospects.
Product Services is exposed to both price and supply risks in respect of LPG sourced from third parties. Any increases in Product Services’ purchase price relative to the price at which it sells LPG could adversely affect Product Services’ net income. Product Services’ business, results of operations, financial condition and prospects could be materially adversely impacted if it is unable to continue to source required volumes of LPG from its suppliers on reasonable terms or at all.
A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure or to the Group’s tax payments, among other things could result in a higher tax rate on the Group’s earnings, which could result in a significant negative impact on its earnings and cash flows from operations
From time to time, the Group’s tax payments may be subject to review or investigations by tax authorities of the jurisdictions in which the Group operates or in which its vessels call or have called (including but not limited to Algeria, Angola, Bangladesh, Belgium, Brazil, Canada, China, Finland, India, Indonesia, Japan, South Korea, Kuwait, Malaysia, Morocco, Netherlands, Nigeria, Qatar, Saudi Arabia, Spain, Sweden, Taiwan, Turkey, UAE, the United States and Vietnam). If any tax authority successfully challenges the Group’s operational structure, intercompany pricing policies or the taxable presence of its subsidiaries in certain countries, or if the Group loses a material tax dispute in any country or any tax challenge of the Group’s tax payments is successful, its effective tax rate on its earnings could increase substantially and the Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Group and related companies, which must be carried out in accordance with arm’s length principles in order to avoid adverse tax consequences. There can be no assurance that the tax authorities will conclude that the Group’s transfer pricing policy calculates correct arm’s length prices for intercompany transactions, which could lead to an adjustment of the agreed price, which would in turn lead to increased tax cost for the Group.
A change in tax laws of any country in which the Group operates or its vessels call from time to time, or complex tax laws associated with international operations which the Group may undertake from time to time, could result in a higher tax expense or a higher effective tax rate on the Group’s earnings
The Group will from time to time conduct operations through various subsidiaries in countries throughout the world. Tax laws and regulations are highly complex and subject to interpretation and change, including changes in interpretation that may have retrospective effect.
For example, further to Action 1 of the base erosion and profit shifting (“BEPS”) project, the OECD published blueprints (commonly referred to as “BEPS 2.0”) divided into two “pillars” of issues, seeking to address tax challenges arising from digitalization of the economy, and proposing fundamental changes to the international tax system. Pillar One proposes certain reallocations of taxing rights between jurisdictions, and Pillar Two proposes a minimum effective tax rate of 15% and global anti-base erosion rules. The implementation of the Pillar One and Pillar Two proposals is scheduled for 2023 or as soon as possible thereafter and requires transposition into the national tax laws of participating jurisdictions. In the OECD

Confidential Treatment Requested by BW LPG Limited

statement of 8 October 2021, an implementation plan on BEPS 2.0 was agreed. On 20 December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. On 14 December 2022, the Council of the EU adopted a directive to implement Pillar Two at EU level to be transposed into member states’ national laws by the end of 2023. Implementation into national tax laws of many jurisdictions is currently ongoing. While sector-specific exclusions have been proposed, including for International Shipping Income and Qualified Ancillary International Shipping Income (as defined in the OECD rules and if the exemption requirements are met), it cannot be excluded, depending on the ongoing implementation and interpretation of Pillar Two in the jurisdictions in which we owe taxes, that the Group could be in scope of Pillar Two, owe additional tax, and our effective tax rates could increase. There is also uncertainty regarding the scope and manner of the reporting by shipping companies pursuant to the Pillar Two rules.
US tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse US federal income tax consequences to US shareholders
A foreign corporation will be treated as a PFIC, for US federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of passive income or (ii) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute passive income. By contrast, rental income would generally constitute “passive income” unless it is treated under specific rules as being derived in the active conduct of a trade or business. US shareholders of a PFIC are subject to a disadvantageous US federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.
Although there is no direct legal authority under the PFIC rules addressing the Group’s method of operation, the Group believes there is substantial legal authority supporting its position consisting of case law and IRS, pronouncements concerning the characterisation of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterises time charter income as rental income rather than services income for other tax purposes. In a 2010 action on decision, the IRS has stated that it intends to treat time charters as producing services income for PFIC purposes, but such statement cannot be relied upon or otherwise cited as precedent by taxpayers. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with the Group’s position. In addition, whether the Company is a PFIC is a factual determination made annually after the close of the Company’s taxable year, and the Company’s status could change depending, among other things, upon changes in the composition of the Company’s gross income and the relative quarterly average value of the Company’s assets. Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year.
If the IRS were to find that the Company is or has been a PFIC for any taxable year, the Company’s US shareholders will face adverse US federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10. Additional Information — 10.E. Taxation), such shareholders would be liable to pay US federal income tax at the then prevailing income tax rates on ordinary

Confidential Treatment Requested by BW LPG Limited

income plus interest upon excess distributions and upon any gain from the disposition of the Company’s shares, as if the excess distribution or gain had been recognised rateably over the shareholder’s holding period of the Company’s shares. See “Item 10. Additional Information — 10.E. Taxation” for a more comprehensive discussion of the US federal income tax consequences to US shareholders if the Company is treated as a PFIC.
The Group may have to pay tax on US source income, which would reduce the Group’s earnings
Under the Code, 50% of the gross shipping income of a non-US corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% US federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
The Group expects that all of its shipping income will qualify for this statutory tax exemption with respect to the Group companies’ current taxable years. No assurance can be provided, however, that this will be the case, or, that it will remain the case with respect to future taxable years.
If any of the Group companies are not entitled to exemption under Section 883 of the Code for any taxable year, the Company, or such Group companies, could be subject during those years to an effective 2% US federal income tax on gross shipping income derived during such a year that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. Any imposition of this tax may have a negative effect on the Group’s business and may limit the Company’s ability to pay dividends to its shareholders. See “Item 10. Additional Information — 10.E. Taxation.”
The Group may become subject to taxation in Bermuda which would negatively affect its results
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of the Shares. On 27 December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four fiscal years beginning on or after 1 January 2025. The Company intends to discontinue in Bermuda and continue as a Singapore company following the Listing. As the CIT Act only applies to Bermuda constituent entities, to the extent the Company completes the Redomiciliation in 2024, it would not be subject to taxation pursuant to the CIT Act, unless the Company maintains a permanent establishment in Bermuda for the tax years beginning on or after 1 January 2025. The Company believes that it does not currently have a Bermuda permanent establishment (as defined in the CIT Act), nor does it intend to establish or maintain one. See “Item 10. Additional Information — 10.E. Taxation — Material Bermuda Tax Considerations.”
The Group is a holding company and is dependent upon cash flow from subsidiaries to meet its obligations and in order to pay dividends to its shareholders
The Group currently conducts its operations through, and most of the Group’s assets are owned by, the Group’s subsidiaries. As such, the cash that the Group obtains from its subsidiaries is the principal source of funds necessary to meet its obligations. Contractual provisions or laws, including laws or regulations related to the repatriation of foreign earnings, as well as the Group’s subsidiaries’ financial condition, operating requirements, restrictive covenants in its debt arrangements and debt requirements, may limit the Group’s ability to obtain cash from subsidiaries or joint ventures that it requires to pay its expenses or meet its current or future debt service obligations or to pay dividends to its shareholders.
The inability to transfer cash from the Group’s subsidiaries or joint ventures may mean that, even though the Group may have sufficient resources on a consolidated basis to meet its obligations or to pay dividends to its shareholders, the Group may not be permitted to make the necessary transfers from its subsidiaries or joint ventures to meet such obligations or to pay dividends to its shareholders. Likewise, the Group may not be able to make necessary transfers from its subsidiaries in order to provide funds for the payment of its liabilities or obligations, for which the Group is or may become responsible under the terms of the governing agreements of the Group’s indebtedness. A payment default by the Group or any of the

Confidential Treatment Requested by BW LPG Limited

Group’s subsidiaries on any debt instrument would have a material adverse effect on the Group’s business, results of operations, cash flow and financial condition.
As a Bermuda exempted company limited by shares incorporated under Bermuda law, the Group’s operations may be subject to economic substance requirements
Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on 1 January 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entities. The Group is carrying on relevant activities for the purposes of the ES Act and is required to comply with such economic substance requirements. The Group’s compliance with the ES Act may result in additional costs that could adversely affect its financial condition or results of operations.
Risks Related to Financing and Market Risk
In order to execute the Group’s strategy, the Group may require additional capital in the future, which may not be available
The Group’s business segments are capital intensive and, to the extent the Group does not generate sufficient cash from operations, the Group may need to raise additional funds through debt or additional equity financings to execute the Group’s strategy and to fund capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favourable terms. The Group’s ability to obtain such additional capital or financing will depend in part upon prevailing market conditions as well as conditions of its business and its operating results, and those factors may affect its efforts to arrange additional financing on satisfactory terms. If the Group raises additional funds by issuing additional shares or other equity or equity-linked securities, it may result in a dilution of the holdings of existing shareholders. If funding is insufficient at any time in the future, the Group may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could materially adversely impact the Group’s results of operations, cash flow and financial condition.
Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit
As of 31 December 2023, the Group had interest rate swaps with total notional principal amounting to US$      . Interest rate swaps are transacted to hedge interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group effectively pays fixed interest rates ranging from 1.79% per annum to 2.85% per annum and receives a variable rate determined by SOFR fixing plus the applicable credit adjustment spread. Hedge accounting is adopted by the Group for these contracts. However, the hedging arrangements contained in such contracts could result in reductions in the Group’s shareholder’s equity, as well as charges against its profit and consequently have a material adverse effect on the Group’s financial condition, cash flows and results of operations.
Restrictive covenants in the Group’s existing facilities impose, and any future debt facilities may impose, financial and other restrictions on the Group that may limit the Group’s ability to operate the business
The Group’s existing facilities impose, and any future debt facility may impose, operating and financial restrictions on the Group. The restrictions in the existing credit facilities may place limits on the Group’s ability to, among other things:

Confidential Treatment Requested by BW LPG Limited

•
pay dividends out of operating revenue generated by the vessels securing indebtedness under the facilities, if there is a default thereunder;

•
incur additional indebtedness, including through the issuance of guarantees;

•
create liens on the Group’s assets;

•
sell its vessels;

•
merge or consolidate with, or transfer all or substantially all of the Group’s assets to, another person;

•
change the flag, class or management of the Group’s vessels; and

•
enter into a new line of business.

The facilities require the Group to maintain various financial ratios. These include requirements that the Group maintain (i) specified minimum ratios of net equity to total assets, (ii) specified levels of cash and cash equivalents and available credit lines, (iii) specified minimum amount of equity and(iv) specified levels of collateral coverage. In addition, vessel values may fluctuate substantially which could impact the Group’s compliance with the covenants in the Group’s loan agreements. The failure to comply with such covenants would cause an event of default that could materially adversely affect the Group’s business, financial condition and operating results.
Because of these covenants, the Group may need to seek permission from its lenders in order to engage in some corporate activities. The Group’s lenders’ interests may be different from the Group’s, and the Group cannot guarantee that it will be able to obtain its lenders’ permission when needed. This may limit the Group’s ability to pay dividends to its shareholders, finance its future operations, make acquisitions or pursue business opportunities.
Debt levels could limit the Group’s flexibility to obtain additional financing and pursue other business opportunities
The Group may incur additional indebtedness in the future as it expands its business. This level of debt could have important consequences to the Group, including the following:
•
the Group’s ability to obtain additional financing for working capital, capital expenditures, vessel acquisitions or other purposes may be impaired or such financing may be unavailable on favourable terms;

•
the Group’s costs of borrowing could increase as it becomes more leveraged;

•
the Group may need to use a substantial portion of its cash from operations to make principal and interest payments on its debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to its shareholders;

•
the Group’s debt level could make it more vulnerable than its competitors with less debt to competitive pressures, a downturn in its business or the economy generally; and

•
the Group’s debt level may limit its flexibility in responding to changing business and economic conditions.

The Group’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory and other factors, some of which are beyond its control. If the Group’s operating income is not sufficient to service its current or future indebtedness, the Group will be forced to take action such as reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing its debt or seeking additional equity capital. The Group may not be able to effect any of these remedies on satisfactory terms, or at all.

Confidential Treatment Requested by BW LPG Limited

Risks Related to the Shares
An active, liquid and orderly trading market for the Shares may not develop or be maintained in the United States, and the share price may be volatile
Prior to the effectiveness of this registration statement and the listing of the Shares on the      (the “Listing”), the Shares have traded only on the OSE and there has been no established trading market for the Shares in the United States. The Group has applied to list the Shares on the and the Group expects that the Shares will trade on both the             and the OSE. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for the Shares does not develop in the United States, the price of the Shares may be more volatile and it may be more difficult and time-consuming to complete a transaction in the Shares, which could have an adverse effect on the realised price of the Shares. When the Shares commence trading on the            , the Group expects the initial listing price of the Shares to be set by the            ’s designated market makers and will likely be based on the current trading price of the Shares on the OSE. However, the Group cannot predict the price at which the Shares will trade and cannot guarantee that investors can sell their Shares at any particular price. There is no assurance that an active and liquid trading market for the Shares will develop or be sustained in the United States or maintained in Norway.
The requirements of being a public company in the United States, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain the Group’s resources, increase the Group’s costs and distract management, and the Group may be unable to comply with these requirements in a timely or cost-effective manner
As a public company in the United States, the Group will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including filing annual financial statements, and the requirements of the            , which the Group was not required to comply with previously. Complying with these statutes, regulations and requirements will absorb a significant amount of time of the Board of Directors and management and will significantly increase the Group’s costs and expenses. The Group will need to:
•
institute a more comprehensive compliance function, including for financial reporting and disclosures;

•
continue to prepare and distribute periodic public reports in compliance with the Group’s obligations under federal securities laws;

•
comply with rules promulgated by the      ;

•
enhance the Group’s investor relations function;

•
enhance internal policies, such as those relating to insider trading; and

•
involve and retain to a greater degree outside counsel and accountants in the above activities.

The changes necessitated by becoming a public company in the United States require a significant commitment of resources and management oversight that has increased, and may continue to increase, the Group’s costs and might place a strain on the Group’s systems and resources. Such costs could have a material adverse effect on the Group’s business, financial condition and results of operations.
Additionally, the SEC proposed new rules relating to the climate and ESG-related disclosures in companies’ annual reports and registration statements. The proposed rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and GHG emissions. In addition, the proposed rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. The Group is currently assessing these rules but at this time the Group cannot predict the costs of implementation or any potential adverse impacts resulting from the rules. To the extent these rules are finalised as proposed, the Group could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

Confidential Treatment Requested by BW LPG Limited

Furthermore, while the Group generally must comply with Section 404 for its fiscal year ending 31 December 2024, the Group is not required to have its independent registered public accounting firm attest to the effectiveness of the Group’s internal control over financial reporting until its second annual report. Accordingly, the Group may not be required to have its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting until as late as its annual report for the fiscal year ending 31 December 2025. Once it is required to do so, the Group’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which the Group’s internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by the Group’s management in its internal control over financial reporting. Compliance with these requirements may strain the Group’s resources, increase its costs and distract management, and the Group may be unable to comply with these requirements in a timely or cost-effective manner. See “— In connection with the preparation of this registration statement for the Listing and the related audit of the Financial Statements under PCAOB standards, the management of the Group has identified a material weakness in the Group’s internal control over financial reporting that could, if not remediated, result in material misstatements in the Group’s financial statements. If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares.”
In addition, the Group expects that being a public company in the United States subject to these rules and regulations may make it more difficult and more expensive for the Group to obtain director and officer liability insurance, and the Group may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Group to attract and retain qualified individuals to serve on its Board of Directors or as executive officers. The Group is currently evaluating these rules, and the Group cannot predict or estimate the amount of additional costs it may incur or the timing of such costs.
In connection with the preparation of this registration statement for the Listing and the related audit of the Financial Statements under PCAOB standards, the management of the Group has identified a material weakness in the Group’s internal control over financial reporting that could, if not remediated, result in material misstatements in the Group’s financial statements. If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares
Upon the effectiveness of this registration statement, the Group will be subject to Section 404, which requires that the Group include a report from its management on the Group’s internal control over financial reporting in its second annual report on Form 20-F. In addition, the Group’s independent registered public accounting firm must attest to and report on the effectiveness of the Group’s internal control over financial reporting in the Group’s second annual report on Form 20-F. Accordingly, the Group will be subject to a more extensive and strict compliance and reporting regime than the Group was prior to the effectiveness of this registration statement.
In connection with the preparation of this registration statement, the Group’s management has identified a material weakness in the Group’s internal control over financial reporting. The Group’s management concluded this after determining that it needed to correct certain immaterial errors in its financial statements for the year ended 31 December 2022, which were previously published pursuant to the Group’s ongoing reporting requirements as an OSE-listed company. The PCAOB defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls. The Group’s management did not undertake a comprehensive assessment of the Group’s internal controls for purposes of identifying and reporting control deficiencies as the Group’s management will be required to do so only

Confidential Treatment Requested by BW LPG Limited

after the Listing, and had the Group’s management undertaken such an assessment, additional significant deficiencies and/or material weaknesses might have been identified.
The Group’s management is committed to improving the Group’s financial organisation to ensure that the Group has effective internal control over financial reporting in accordance with the requirements under Section 404 and the Group’s management is in the process of implementing a number of measures to address the material weakness identified, including, among other things, hiring additional accounting and reporting personnel with adequate SEC knowledge, skills, experience and training and formalising existing and implementing additional internal control procedures and policies to improve the financial reporting process in compliance with Section 404.
Even if the Group’s management concludes that the Group’s internal control over financial reporting is effective and in compliance with the requirements under Section 404, the Group’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with the Group’s internal control over financial reporting or the level at which the Group’s controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements under Section 404 differently than the Group’s management.
While the Group is working to remediate the material weakness identified as quickly and efficiently as possible, at this time the Group cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. The remediation measures may be time consuming, costly and might place significant demands on the Group’s financial, management, and operational resources. If the Group fails to successfully and timely remediate the material weakness identified and/or to achieve and maintain an effective internal control environment to meet the standards under Section 404, as these standards are modified, supplemented, or amended from time to time, the Group’s management may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404, meet the Group’s reporting obligations, avoid material misstatements in the Group’s financial statements or anticipate and identify accounting issues or other financial reporting risks that could materially impact the Group’s consolidated financial statements, and which could cause shareholders to lose confidence in the Group’s reported financial information. This could in turn limit the Group’s access to capital markets and lead to a decline in the trading price of the Shares. Additionally, ineffective internal control over financial reporting pursuant to Section 404 could expose the Group to increased risk of fraud or misuse of corporate assets and ultimately, potential delisting from the           , regulatory investigations and civil or criminal sanctions, which could harm the Group’s business and financial condition, and which would require additional financial and management resources. The Group may also be required to restate its financial statements from prior periods.
As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants and the Group is permitted to rely on exemptions from certain       corporate governance requirements, which may afford less protection to the Group’s shareholders
As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants under the Exchange Act. For instance, the Group is not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act, the Group is not subject to the proxy requirements under Section 14 of the Exchange Act, and the Group is not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a foreign private issuer listed on the            , the Group is permitted to follow certain home country corporate governance practices in lieu of certain             requirements. The home country practices may afford less protection to shareholders than would be available to the shareholders of a US corporation. If the Group loses its foreign private issuer status, the Group would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and the Group would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.
BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval
As of 31 December 2023, BW Group was the largest shareholder of the Group holding approximately 34.6%. Accordingly, BW Group has the ability to significantly influence the outcome of matters submitted

Confidential Treatment Requested by BW LPG Limited

for the vote of the Group’s shareholders, including the election of members of the Board of Directors. BW Group is a privately held company wholly owned by Sohmen family interests. The commercial goals of BW Group as a shareholder, and those of the Group, may not always be aligned and this concentration of ownership may not always be in the best interest of the Group’s other shareholders. For example, BW Group could delay, defer or prevent a change of control, impede a merger, deny a potential future equity offering, amalgamation, consolidation, takeover or other business combinations involving the Group, or discourage a potential acquirer from attempting to obtain control of the Group. In addition, certain of the Group’s agreements require either BW Group to continue holding certain percentages of shareholdings in the Group or Sohmen family interests to continue holding certain percentages of shareholdings in the BW Group. For example, pursuant to the change of control provisions in all of the Group’s secured term loan facilities and revolving credit facilities, if Sohmen family interests cease to hold more than 50% of BW Group or if BW Group ceases to hold more than 20% of the Company or if any other person takes control of the Company, the facility agreements must be cancelled and repaid in full. Although it is expected that BW Group will remain the major shareholder of the Group after the Listing, and the Sohmen family will remain the major shareholder of BW Group, no assurance can be given that this will continue on a permanent basis. If BW Group no longer were a major shareholder of the Group (or if the Sohmen family no longer holds a controlling interest in BW Group), or if its commercial goals were not in the best interest of the Group, this could have a material adverse effect on the market value of the Shares.
The price of the Shares may fluctuate significantly
The trading price of the Shares could fluctuate significantly in response to a number of factors beyond the Group’s control, including, but not limited to, quarterly variations in operating results, adverse business developments, changes in financial estimates and investment recommendations or ratings by securities analysts or any other risk discussed herein materialising or the anticipation of such risk materialising.
In recent years, the global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the shipping industry. Those changes may occur without regard to the operating performance of these companies. The price of the Shares may therefore fluctuate based upon factors that have little or nothing to do with the Group, and these fluctuations may materially affect the price of the Shares.
Future issuances of Shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Shares
It is possible that the Group may in the future decide to offer additional Shares or other securities in order to finance new capital-intensive projects, in connection with unanticipated liabilities or expenses or for any other purposes. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group.” There can be no assurance the Group will not decide to conduct further offerings of securities in the future. Depending on the structure of any future offering, certain existing shareholders may not be able to purchase additional equity securities. If the Group raises additional funds by issuing additional equity securities, holdings and voting interests of existing shareholders may be diluted.
Future sales, or the possibility for future sales, including by BW Group, of substantial numbers of Shares may affect the Shares’ market price
The Group cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market following the Listing, including by BW Group (which, as of 31 December 2023, held approximately 34.6% of the shares of the Group), or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares or the Group to sell equity securities in the future at a time and price that they deem appropriate.
Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee
Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company (“DTC”) will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee

Confidential Treatment Requested by BW LPG Limited

prior to the general meetings. The Group can provide no assurance that beneficial owners of Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.
The Group may be unwilling or unable to pay any dividends in the future
Pursuant to the Group’s dividend policy, dividends are only expected to be paid if certain conditions described in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy” are fulfilled. In addition, the Group may choose not, or may be unable, to pay dividends in future years. The amount of dividends paid by the Group, if any, for a given financial period, will depend on, among other things, the Group’s future operating results, cash flows, financial position, capital requirements, the sufficiency of its distributable reserves, the ability of the Group’s subsidiaries to pay dividends to the Group, credit terms, general economic conditions, legal restrictions (as set out in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy”) and other factors that the Group may deem to be significant from time to time.
Risks Related to the Company’s Incorporation in Bermuda and Redomiciliation to Singapore
Currently, shareholders’ rights are governed by Bermuda law as well as the Company’s existing bye-laws. Upon completion of the Redomiciliation, shareholders’ rights will be governed by Singapore law and the Company’s constitution in accordance with Singapore law, which may adversely affect the position of shareholders
Following the Redomiciliation, shareholders’ rights will be governed by Singapore law and the Company’s new constitution, which will take effect upon the Redomiciliation. See “Item 10. Additional Information —  10.A. Share Capital — The Redomiciliation” for more detail on the Redomiciliation. The constitution and the laws of Singapore contain provisions that differ from those included in the Company’s existing bye-laws and the laws of Bermuda and, therefore, certain shareholders’ rights may differ materially from the rights shareholders currently possess under Bermuda law. See “Item 10. Additional Information — 10.B. Memorandum and Articles of Association — Comparison of Shareholder Rights” for a description of the material differences between the shareholder rights under Bermuda law and those under Singapore law. Such differences and other changes in the applicable law and the Company’s constitutional documents may adversely affect the position of shareholders.
The Redomiciliation may not be implemented or may not be implemented in a timely manner
Completion of the Redomiciliation is contingent on factors and circumstances, some of which are not, or not completely, within the control of the Group. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as described in “Item 10. Additional Information — 10.A. Share Capital — The Redomiciliation,” including as a result of the following factors and circumstances: failing to achieve the required vote from shareholders, failing to obtain sanction of the scheme by the Supreme Court of Bermuda, having to negotiate and obtain consent from creditors that may have contractual rights regarding the Company remaining a Bermuda company and an interested party opposing the scheme at the court hearings.
Investors in the United States may have difficulty enforcing any judgment obtained in the United States or other jurisdictions against the Company or its directors or executive officers
The Company is currently an exempted company limited by shares incorporated under the laws of Bermuda, and following the Redomiciliation, the Company will be incorporated under the laws of Singapore. As a result, the rights of the shareholders are currently governed by Bermuda law and the Company’s existing bye-laws, and following the Redomiciliation, the rights of the shareholders will be governed by Singapore law and the Company’s new constitution. The rights of shareholders under Bermuda law and Singapore law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of the members of the Board of Directors are not residents of the United States, and a substantial portion of the Company’s assets are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process on the Company or its directors and executive officers in the United States or to enforce in the United States judgments obtained in US courts against the

Confidential Treatment Requested by BW LPG Limited

Company or those persons, including judgments based on the civil liability provisions of the securities laws of the United States or any State or territory within the United States. It is doubtful whether courts in Bermuda or Singapore will enforce judgments obtained in other jurisdictions, including the United States, against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda and Singapore against the Company or its directors or officers under the securities laws of other jurisdictions. The United States and Bermuda or the United States and Singapore do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters.

Confidential Treatment Requested by BW LPG Limited

ITEM 4.   INFORMATION ON THE COMPANY
4.A.   HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
The Company’s legal name is “BW LPG Limited.” The Company is a public company limited by shares. The principal legislation under which the Company operates is the Bermuda Companies Act and regulations made thereunder.
The Company is incorporated in Bermuda with its registered office at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX. The telephone number of the Company’s Singapore office is +65 6705 5588. The website of the Company is www.bwlpg.com. The information on the Company’s website does not form part of this registration statement.
The Company was incorporated in Bermuda on 21 August 2008.
The Shares are traded on the OSE under the ticker symbol “BWLPG.” The Company intends to apply to list the Shares on the                 under the ticker symbol “                 .”
BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of November 2023 (source: Clarksons). BW LPG operates two segments: Shipping and Product Services. See “Item 4. Information on the Company — 4.B. Business Overview — Operating Segments” for more detail.
History and Development of the Group
The origin of the Group dates back to 1935 when Mr Sigval Bergesen d.y. established Sig. Bergesen d.y. & Co, a tanker business in Stavanger, Norway. In 1978, Sig. Bergesen d.y. & Co entered the gas transportation business with the acquisition of six LPG vessels. The company continued to grow in the 1980s to become a major operator of large LPG carriers, and in 1986, Bergesen d.y. ASA (“Bergesen”) became the holding company of the family’s various shipping businesses.
In April 2003, Sohmen family interests acquired a majority of the shares of Bergesen. Bergesen, together with the Sohmen family’s World-Wide Shipping, reorganised to form Bergesen Worldwide in 2004, and in 2005, the business was re-branded as BW.
The next decade was a period of rapid expansion with investments of over US$1 billion which included the acquisition of several modern second-hand vessels, including a 10-vessel VLGC fleet from Maersk Tankers, and contracts for four newbuilds from Korea.
In 2013, to prepare the LPG business of the BW Group for an IPO, the LPG business was reorganised with the Company becoming the parent company of the listed group. As part of the reorganisation, all assets and liabilities relevant to the continuing LPG business of the BW Group were transferred into subsidiaries of the Company. In November 2013, the Company was listed on the OSE, and it raised approximately US$280 million of new capital.
The BW Group remained the largest shareholder of the Company following completion of the IPO in 2013. Today, the BW Group is a global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. The BW Group controls a fleet of over 490 vessels transporting oil, gas and dry commodities, including its 200 LNG and LPG ships. In the renewable energy space, the BW Group has investments in solar, wind, batteries, biofuels and water treatment.
In 2016, BW LPG acquired Aurora LPG, and in 2017, BW LPG and Global United Shipping India Private Limited established a joint venture in India in which the parties each owned 50%. The purpose of the new joint venture (“BW India”) was to own and operate gas carriers for the transportation of LPG within Indian waters. As part of the establishment of the joint venture, BW LPG sold two of its vessels, BW Boss and BW Energy, to BW India.

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In 2018, BW LPG announced plans to retrofit four of its VLGCs with LPG dual-fuel propulsion technology. In 2019, it launched Product Services to offer customers a fully integrated product delivery service. See “Item 4. Information on the Company — 4.B. Business Overview — Product Services” for more detail on Product Services.
In 2020, the world’s first VLGC powered by LPG, BW Gemini, was re-delivered to BW LPG. Over approximately four months during the vessel’s scheduled drydocking, BW Gemini was retrofitted with LPG dual-fuel propulsion engines. In 2020, BW LPG committed a further 11 VLGCs for retrofitting for a total investment of approximately US$130 million. During 2020, BW LPG transferred two additional vessels, BW Birch and BW Cedar, to BW India.
In 2021, BW LPG increased its equity share in BW India from 50% to 88%. Over the course of 2021, the Group transferred five additional VLGCs to BW India, including BW Elm, BW Pine, BW Oak, BW Tyr and BW Lord. As a result, BW India became India’s largest owner and operator of VLGCs by total fleet capacity, and remains such as of November 2023 (source: Reshamwala Shipbrokers). During 2020 and 2021, 12 LPG-powered VLGCs out of the previously committed 15 VLGCs were re-delivered to BW LPG. Over the course of 2021, BW LPG sold five vessels to new owners for further trading: BW Empress in April, BW Confidence in July, BW Boss and BW Energy in August, and BW Sakura in December. In total, these divestitures generated over US$143 million in liquidity and a net book gain of US$23 million in the year ended 31 December 2021.
2022 marked the year all 15 of the Group’s retrofitted LPG-powered VLGCs were on water, with the final three VLGCs redelivered between April and May.
In January 2022 and May 2022, an external investor subscribed for US$50 million and US$30 million of new shares in BW India, representing 31.9% and 9.2% equity interest respectively. Following these transactions, the Group owned approximately 52% in BW India as of 31 December 2023. In 2022, the Group further expanded the fleet of BW India by transferring BW Loyalty. Over the course of 2022, the Group sold four vessels to new owners for further trading: BW Niigata in February, BW Trader in March, BW Liberty in May and BW Prince in October. In total, these divestitures generated over US$134 million in liquidity and a net book gain of US$21 million in the year ended 31 December 2022.
In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for total consideration of US$53 million in order to expand Product Services.
In 2023, BW LPG sold BW Austria, BW Odin and BW Thor, generating US$168 million in liquidity and a net book gain of US$43 million in the year ended 31 December 2023. BW Messina was delivered to BW LPG in May 2023 and BW Kyoto in November 2023, following the exercise of the purchase options under the relevant time charter agreements in February 2023 and December 2022, respectively.
On 30 November 2023, the Group signed a joint venture agreement with Confidence Petroleum India Limited (“Confidence”) and committed to invest approximately US$40 million in Confidence and in an LPG onshore import terminal. See “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects.”
The Group’s capital expenditures, comprising expenditures for drydockings and other vessel maintenance, retrofitting of dual-fuel LPG propulsion engines and purchases of second-hand vessels, amounted to US$      million, US$46 million and US$187 million for the years ended 31 December 2023, 2022, and 2021, respectively.
4.B.   BUSINESS OVERVIEW
Market Overview
Introduction
LPG shipping is a term referring to the seaborne transportation of LPG. LPG consists primarily of propane and butane and is a hydrocarbon energy source used for heating and fuel as well as a petrochemical and refinery feedstock. These gases are transported in liquefied form to reduce volume and facilitate

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handling. Seaborne transportation is considered the most cost-effective way of transporting these gases over longer distances between major global exporting and importing regions.
Over the past decade, the LPG shipping industry has witnessed transformative changes, primarily driven by the surge in exploration and production of US shale deposits. This boom in shale gas and shale oil extraction has not only significantly augmented the production of natural gas and crude oil but has also led to a substantial increase in the supply of associated LPG. Consequently, the LPG shipping sector has experienced a dynamic shift, characterised by increased shipping volumes, changes in trade patterns, and evolving market dynamics. This surge in LPG production has enabled the United States to emerge as a major player in the global LPG market, reshaping international trade patterns and influencing global pricing mechanisms.
In response to this burgeoning supply, the global LPG shipping industry has had to rapidly adapt. New shipping routes have been established to connect North American supply with high-demand regions in Asia and Europe, leading to significant growth in the fleet of LPG carriers, especially for the largest vessel classes. Additionally, this shift has led to investments in infrastructure, such as specialised terminals and storage facilities, to accommodate the increased volume of LPG.
The graph below shows the total seaborne LPG trade in million tonnes since 2014, which grew by 65% from 2014 through October 2023, equivalent to a compound annual growth rate (“CAGR”) of 5.8%.

(1)
2023 YTD refers to the period 1 January to 31 October 2023.

Source: Fearnleys, 2023

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The graph below shows the development of the VLGC fleet, which has grown by 147% from 2014 through October 2023, equivalent to a CAGR of 10.6%.

Source: Fearnleys, 2023
LPG Industry
LPG differs from other hydrocarbons primarily in its chemical composition, physical properties, and applications. Composed mainly of propane and butane, LPG has a lower boiling point and a higher volatility compared to other heavier hydrocarbons such as diesel and gasoline. This characteristic allows LPG to be stored and transported in liquid state under moderate pressure or below ambient temperature, and reverts to a gas when the pressure is released or the temperature reverts to ambient levels, making it ideal for use in heating and cooking applications. In terms of combustion, LPG burns cleaner than many other hydrocarbons, producing fewer pollutants and greenhouse gases. Additionally, its distinct chemical structure and properties make it highly suitable for indoor heating and cooking due to lower emissions compared to available alternatives. Unlike heavier hydrocarbons, which are primarily used for transportation and industrial processes, LPG’s versatility allows it to be used across residential, commercial, and industrial sectors, including as petrochemical feedstock, highlighting its distinct role in the broader spectrum of hydrocarbon fuels.
LPG is produced as a by-product in two key processes: natural gas processing and petroleum refining. In natural gas processing, LPG is extracted from the gas stream while purifying raw natural gas (which primarily consists of methane). The natural gas undergoes several stages, including removal of impurities and separation of the gas liquids, where propane and butane are collected. In petroleum refining, LPG is obtained during the crude oil distillation process. As crude oil is heated, various hydrocarbon components are separated based on their boiling points. Propane and butane are among these components and are captured in the refining process.
The LPG value chain is complex and involves several stages, starting from extraction to the end-user delivery. Once LPG is extracted or refined, it undergoes further processing to meet specific purity and composition standards. After processing, it is stored in liquid form under pressure in large tanks at refineries, gas processing plants, or terminals. LPG is transported in bulk by pipeline, LPG carriers, rail or truck or in a combination of the above. For the final distribution to consumers, depending on consumer type, it is typically filled into smaller, pressurised cylinders or larger tanks. These cylinders or tanks are then distributed through a network of retailers and suppliers to reach residential, commercial, and industrial users.

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The below illustration shows the two typical value chains of LPG. The first shows that drilling shale deposits of oil and gas produces natural gas liquids (“NGL”) which is further refined into LPG, among other gases. The second shows that gas is a by-product of oil refining and that the gas is further processed into LPG.
LPG Shipping
Introduction
LPG shipping or the seaborne transportation of LPG is performed on different vessel classes and on various trading routes. In general, there is a surplus of LPG in the United States and in the Middle East and a deficit of LPG in Europe and the Far East, resulting in a large portion of the seaborne volumes of LPG being transported from the United States and the Middle East to the Far East. The charts below show the share of total LPG imports and exports by region.

m tonne
Development of total seaborne LPG export by region
140
120
100
80
60
40
20
-
2018
2019
2020
2021
2022
ROTW
Mediterranean
Europe
Middle East
North America

Source: Fearnleys, 2023

Confidential Treatment Requested by BW LPG Limited

Source: Fearnleys, 2023

Source: Fearnleys, 2023
LPG carrier vessel classes
The ship designs and segmentation of vessel classes and sizes of LPG carriers define their trading patterns and the typical industry lots of product transported. Vessels above 25,000 CBM in size are almost exclusively fully-refrigerated and carry LPG (and ammonia), while vessels below 25,000 CBM are typically either semi-refrigerated or pressurised with the capability to carry petrochemicals in addition to LPG and ammonia.

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Vessels larger than 60,000 CBM — VLGC:   VLGCs are the largest LPG carriers and represent around 69.2% of the total LPG carrier fleet by cubic capacity. They carry primarily LPG on long-haul routes, such as from the United States and the Middle East Gulf (“MEG”) to the Far East, where their size is considered optimal. The current standard designs for VLGCs are 88,000 CBM to 93,000 CBM. The LPG tanks onboard are fully refrigerated and use cooling to maintain the LPG in liquid state during transportation.
VLGCs carry a large portion of the total seaborne volumes in the LPG shipping market. Out of 118.9 million tonnes of LPG transported by sea in 2022, VLGCs carried 88.9 million tonnes, or 75% of total volumes. Since 2018 through October 2023, volumes lifted on VLGCs have increased by 30% from 68.3 million tonnes, which compares to a 25% increase of global volumes during the same period. One reason for the relative strength of the VLGC market in terms of market share is the continued growth in US export volumes seen over the same period.

(1)
2023 YTD refers to the period 1 January to 31 October 2023.

Source: Fearnleys, 2023
The below graph displays the Group’s largest competitors as it ranks the 15 largest VLGC owners globally by the number of owned vessels (including newbuilds on order). The Group is one of the leading owners and operators in the VLGC segment. Based on the number of VLGCs owned (fully and partially) as of 31 December 2023, the Group’s fleet included 28 VLGCs, which ranked them first in terms of number of VLGCs owned.

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(1)
Includes both vessels on the water and under construction.

Source: Fearnleys, 2023
Vessels between 40,000-60,000 CBM — Large Gas Carrier (“LGC”):   LGCs are the least numerous vessel class of the LPG carrier fleet and represent around 2.9% of the fleet by cubic capacity. LGCs are fully refrigerated vessels that primarily transport LPG from West Africa to the Americas and Europe, from North Africa to Europe and from the MEG to Brazil. They are also used to transport ammonia, historically typically from the Black Sea to the United States and the Far East.
Vessels between 25,000-39,999 CBM — MGC:   MGCs represent around 11.9% of the LPG fleet by cubic capacity. They are primarily fully refrigerated vessels and transport LPG between the MEG, India and the Mediterranean, as well as undertaking medium-distance cross-trades in the North Sea and Europe and exports from North Africa. They also carry ammonia from the MEG to Asia, within Asia and Australasia, and from the Caribbean to the United States.
Vessels between 15,000-25,000 CBM — Handysize Gas Carrier (“Handysize”):   The handysize segment represents around 5.9% of the overall fleet by cubic capacity. Vessels are typically fully refrigerated and transport LPG and ammonia or semi-refrigerated, using both cooling and pressure to maintain the cargo in liquid state, and transport LPG, ammonia and petrochemical gases. Handysize vessels are more flexible and can carry multiple different cargoes and typically trade in coastal and inter-regional trades as they offer flexibility to load and discharge at refrigerated and pressurised storages alike. The main trading routes are within Europe and the Mediterranean, between the United States and Central America and also within South-East Asia.
Vessels between 5,000-15,000 CBM — Small Semi-Refrigerated LPG Carrier:   This segment represents around 3.9% of the LPG carrier fleet by cubic capacity. The principal cargoes in this segment are petrochemical gases, including ethylene. The main trading routes for this vessel class are transatlantic, MEG to Asia, intra-Europe and intra-Asia.
Vessels between 0-15,000 CBM — Small Pressurised LPG Carrier:   The smallest class of vessels is the most numerous, but contributes less than 6.1% to overall fleet capacity. This vessel class primarily transports LPG and the main trading routes for this class of vessels comprise short-haul “cross-trading” or intraregional and coastal routes, which include routes throughout the Far East, the Mediterranean, Northwest Europe and the Caribbean.

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Shipping earnings
The cost of LPG transportation, and accordingly revenue for shipowners, is determined by LPG shipping freight rates, quoted by market participants such as the Baltic Exchange, based on market intelligence and input from ship brokers and other relevant market sources. The freight rates are in general quoted in US$ per day per vessel or in US$ per tonne transported.
Ship owners typically perform the transportation service for cargo owners by utilising the following market standard employment contracts.
Spot or Voyage Charter:   Contract between the owner of the vessel (or party controlling the vessel) and the owner of the cargo for the transportation of an agreed volume of LPG from loading port to discharging port. The price is typically agreed on a US$ per tonne basis or on a US$ million lump sum basis. All costs relating to the ownership, operation and voyage of the vessel is covered by the vessel owner.
The map below shows the three main long-haul spot shipping routes for VLGCs:
•
BLPG-1: MEG to Japan.

•
BLPG-2: US Gulf to Continental Europe.

•
BLPG-3: US Gulf to Japan.

Source: Baltic Exchange, 2023

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The below graph shows historical VLGC spot rates for the BLPG-1, BLPG-2 and BLPG-3 since January 2021, on a TCE basis.

Source: Fearnleys, 2023
Time Charter:   Contract for hire of a vessel for a certain period of time, typically a few months to several years, payable in US$ per day on a TCE basis. The vessel owner is responsible for covering operating costs, including crew, while the charterer, or the party renting the vessel, is responsible for fuel and other voyage costs. The charterer is typically the cargo owner or an intermediary (e.g. another ship owner, a trader or an operator).
The below graph shows historical VLGC time charter rates for one-year contracts.

Source: Fearnleys, 2023
Contract of Affreightment:   An agreement between a vessel owner and the cargo owner to carry pre-agreed quantities of a specific cargo on a particular route over a certain period of time. Freight is typically agreed on a US$ per tonne basis. Additional requirements may be agreed, such as which vessels or vessel types that shall transport the cargo, notice periods, load frequency and take or pay or other penalties.

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Bareboat charter:   Similar to a time charter, however the charterer is responsible for operating the vessel and paying all operational and voyage costs associated with operating the vessel (including paying the bareboat charter hire in US$ day to the vessel owner). A bareboat charter contract is typically used when the charter contract is in fact only a financing arrangement between two parties, such as a financial lease between a lessor and a lessee.
LPG asset values
Below is a graph showing the development of VLGC asset values for newbuilds, three-year old vessels, eight-year old vessels, and 15-year old vessels. The overview shows that second-hand asset values peaked in 2008 just before the financial crisis of 2008-2009. In recent years asset values have firmed considerably on the back of improving market fundamentals and higher newbuild prices and are closing in on historical peak levels. Current newbuild prices, as reflected in the graph, include an estimated US$8-10 million cost for LPG dual fuel propulsion.

Source: Fearnleys, 2023
Key LPG shipping demand drivers
US LPG Production
Over the past ten years, US LPG production has grown significantly faster than US oil and gas production (by a factor of approximately 1.7x times). This growth is attributed to the features of US shale oil deposits, which are generally gassier and wetter than other oil reserves, resulting in higher proportions of NGLs compared to conventional oil. Moreover, the future growth of crude production in the United States is expected to mainly come from the Permian Basin. Due to its proximity to export terminals, low breakeven costs, and well-developed pipeline infrastructure, this area is considered highly favourable for US producers. Notably, the NGL yield in this area is 21%, above the national average of 17%. As a result, a larger proportion of US production will become NGLs while the total volume continues to grow. This is an indication that US LPG production will continue to outpace the growth in US oil and gas, which is highly supportive of LPG shipping markets.

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U.S. oil and gas production
US production indexed developement
300
250
200
150
100
50
0
Crude Oil
Natural Gas
LPG
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22

Source: US Energy Information Administration, 2023
The graph below shows the historical and estimated US production of LPG. US production of LPG has grown significantly since 2013 with a CAGR of 7.2% from 2013-2022. Furthermore, LPG production is expected to grow by more than 12% in 2023 and by 2.3% in 2024.

m tonnes
US LPG production
120
110
100
90
80
70
60
50
40
30
50
58
63
66
68
76
85
87
91
100
112
114
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023f
2024f

Source: Fearnleys, 2023

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West to east arbitrage
One important factor influencing shipping demand is LPG pricing differentials between the main exporting regions and the main importing regions, such as the difference in LPG prices between the United States and the Far East. This price differential, or the “arbitrage,” is driven by relatively low LPG prices in the United States and relatively high LPG prices in the Far East. As the arbitrage varies due to factors affecting prices in the United States and the Far East, the demand for US LPG from buyers in the Far East also changes and as a result impacts demand for seaborne transportation. Historically, a higher arbitrage has resulted from higher oil prices as higher oil prices have led to increased production of crude oil in the United States, which in turn increases LPG production and results in lower prices. For the LPG market in the Far East, the relationship is the opposite. Higher oil prices have historically led to higher LPG prices, partially because of the positive relationship between oil prices and naphtha, an important substitute input factor for LPG in the petrochemical industry. The chart below depicts the historical relationship between VLGC freight rates and the US-Far East LPG price differential. As the graph shows, changes in the VLGC spot rate are highly correlated with the US-Far East arbitrage.

Source: Fearnleys, 2023
US propane stocks
A widely followed metric in the US LPG market, which affects the price of US LPG and accordingly the arbitrage between the United States and Far East LPG prices, are US propane stocks. During periods of high LPG production and relatively low domestic demand, which has been the case for a majority of 2023, US LPG stocks have increased, which has led to downward pressure on prices as LPG producers struggle to move product to end users and other buyers of propane. The below graph illustrates how US propane stocks since in the second quarter of 2023 have been in the high end of the range (over a nine-year period), which partially explains why the Far East — US propane price spread has increased from approximately US$150 per tonne to US$300 per tonne during the same period, supporting higher shipping demand and shipping freight rates.

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US LPG inventory
m tonnes
9
8
7
6
5
4
3
2
1
0
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
Week number
Min-max 2015-23
2017
2018
2019
2020
2021
2022
2023

Source: Fearnleys, 2023
Middle East Gulf LPG exports
Another key element for the VLGC market is LPG exports from the MEG. LPG production in the Middle East is primarily a biproduct of oil exploration and crude oil refining. The graph below shows the development of LPG exports from the MEG since 2018. The graph shows a decline in LPG exports in 2020 and 2021 due to lower production during the COVID-19 pandemic, with a significant increase of 18.6% in 2022. Going forward the state of the oil market and resulting Middle East oil production is expected to dictate MEG LPG export levels.

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Source: Fearnleys, 2023
Propane dehydrogenation (“PDH”) capacity growth as an LPG demand driver
The demand for LPG is driven by several factors such as residential use, transportation fuel, commercial use and industrial use. An important industrial LPG consumer, which has shown strong growth during the last decade, are Asian PDH plants. In PDH, LPG feedstock is converted into propylene. Propylene is commonly used in various petrochemical applications. About two-thirds of the propylene produced is used to make polypropylene, a product used extensively to make plastics for automobiles as well as in the manufacture of different types of packaging and goods.
As the graph below shows, the PDH capacity in China grew with 3.8 million tonnes in 2022, representing more than 30% of the current Chinese PDH capacity. PDH capacity growth is estimated to continue growing at a high rate in 2023 and 2024 with more than 10 million tonnes expected to come on stream bringing total capacity to about 22 million tonnes.

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Source: Fearnleys, 2023
LPG as transition fuel for rural areas in developing countries
A significant portion of households in rural areas in developing countries still rely on traditional biomass for their daily cooking and heating needs. This dependence not only contributes to deforestation and environmental degradation due to unsustainable forest outtake but also results in inefficient energy use and significant health hazards due to indoor air pollution. The challenge is substantial: achieving the United Nations’ Sustainable Development Goal of universal access to modern energy entails providing 3 billion people with clean cooking fuels and technologies by 2030. The current reliance on biomass in these regions underscores the urgent need for a transition to more sustainable and healthier energy sources.
LPG is a viable solution to this problem, offering a cleaner, more efficient alternative to biomass. Notably, LPG requires only a tenth of the amount of wood to produce the same energy content, representing a significant reduction in resource use and environmental impact. Moreover, when considering carbon emissions, LPG is cleaner, emitting only one-fifth the amount of carbon compared to biomass for the same energy content. This shift to LPG has the potential to significantly reduce household air pollution, a major health issue in many developing countries where indoor air quality is compromised by the use of biomass fuels. The adoption of LPG as a primary energy source for cooking can therefore play a critical role in improving both the environment and public health in these regions.

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VLGC supply
Factors affecting VLGC supply or the total capacity of VLGCs available to transport LPG by sea, include the existing fleet of VLGCs on the water, delivery of VLGCs currently on order, anticipated ordering of additional VLGC newbuilds (including the timing of their delivery), recycling of older vessels, changes in sailing speeds and changes in port and canal congestions and other fleet inefficiencies.
The VLGC fleet
The graph below shows the composition of the VLGC fleet by year built. Currently there are 359 VLGCs on the water built between 1990 and 2023. Two hundred twenty-six vessels, or 63% of the fleet was built in 2014 or later, and are often referred to as Eco-design vessels, as their designs and specifications in general result in lower fuel consumption and emissions compared to older vessels. The overview shows that 23 vessels, or 6.4% of the fleet, are older than 25 years of age and that 22 vessels, or 6.1% of the fleet, are between 20 and 25 years of age.

Source: Fearnleys, 2023
Approximately 28% of the VLGC fleet is fitted with exhaust gas cleaning systems (scrubbers), which means they can run on heavy fuel oil (“HFO”) instead of very low sulphur fuel oil (“VLSFO”) and 21% of the VLGC fleet has a LPG dual fuel engine installed, which means they can run on LPG instead of HFO/VLSFO.
The VLGC orderbook
The below graph shows the current orderbook and planned delivery schedule for VLGCs. A high number of deliveries is scheduled for the end of 2023 and beginning of 2024. The current orderbook consists of 59 vessels, equivalent to 16% of the sailing VLGC fleet. The graph also shows relatively few deliveries during the second half of 2024 and 2025 before deliveries start to increase again in 2026. Fifty-three of the vessels on order are planned to be built with LPG dual fuel engines. The size of the vessels in the orderbook range from 86,000 CBM to 93,000 CBM.

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Source: Fearnleys, 2023
Most of the yards constructing VLGCs are sold out for the next three to four years, meaning that new orders for VLGCs are not expected to lead to any meaningful increase in deliveries before 2027.
Anticipated recycling
Of the total VLGC fleet, 23 vessels, or 6.4% of the fleet, are older than 25 years of age, and 22 vessels, or 6.1% of the fleet, are between 20 and 25 years of age. The typical trading life of a VLGC is about 26.5 years and hence vessels around this vintage are expected to be phased out in the short to medium term and will partially counterbalance fleet supply growth from newbuild deliveries. The below graph shows that in total 45 VLGCs have been demolished since 2005.

Source: Fearnleys, 2023
Panama Canal congestion
A VLGC sailing from the US Gulf to the Far East typically transits through the Panama Canal resulting in greatly reduced sailing distances and voyage durations. However, currently the Panama Canal is experiencing reduced capacity, partly due to low water levels in the Gatun Lake, and highly elevated

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transit costs are being charged by the Canal authorities as a result. This has resulted in many VLGCs sailing east through the Suez Canal or around the Cape of Good Hope (the “COGH”) to transport LPG to the Far East in order to avoid incurring long waiting times and high costs to transit the canal. This re-routing has led to increased tonne-miles and has significantly stretched the fleet, affecting the overall efficiency of operations and contributing to elevated time charter rates. For reference, a round trip across the Atlantic Ocean is 27 and 32 days longer for Suez Canal and Cape of Good Hope voyages, respectively, than a westbound voyage through the Panama Canal.

US-China via
Panama
10.500 nm
58 days RT
US-China via
Suez
14.500 nm
85 days RT
US-China via
COGH
15,800 nm
90 days RT

rce: Fearnleys

Source: Fearnleys, 2023
The graph below shows the development of VLGCs sailing through i) the Panama Canal, ii) through the Suez Canal, or iii) around the COGH on voyages between the US Gulf and the Far-East. The total number of voyages through the Suez Canal or around the COGH have increased from 32 voyages in 2022 to 138 expected voyages in 2023. In 2023, the share of voyages through the Suez Canal or around the COGH is expected to be 11.9% of the total, which represents a significant increase from the 2022 levels of 3.3%.

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Source: Anfil Gas, 2023
Regulations and sailing speeds
In a significant move towards sustainable maritime operations, the International Maritime Organization (“IMO”) has introduced stringent regulations to curb GHG emissions in the maritime sector. These regulations are a part of the IMO’s broader strategy to align with global climate change objectives, highlighting the critical role of the maritime industry in global emissions. The organisation has set ambitious targets to reduce the carbon emissions of international shipping to net-zero GHG emissions by 2050, with interim checkpoints of 20-30% GHG emissions reduction by 2030 and 70-80% reduction by 2040. To achieve the outlined targets IMO aims to reach zero- or near-zero GHG emissions fuel and technology to become 5-10% of the shipping energy mix by 2030. Furthermore, IMO intends to develop a marine GHG fuel standard and a maritime GHG emissions pricing mechanism, which are expected to be adopted in 2025 and could enter into force in 2027. The initiatives underlines the IMO’s commitment to facilitating a transition towards more environmentally friendly shipping practices.
At the forefront of these regulatory measures are the Energy Efficiency Existing Ship Index (“EEXI”) and the Carbon Intensity Indicator (“CII”). The EEXI provides a standardised metric to evaluate the energy efficiency of existing ships, playing a crucial role in ensuring compliance with energy efficiency norms. It is a pivotal regulatory tool that helps ship operators to gauge and enhance the environmental performance of their vessels. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. Complementing the EEXI, the CII is a performance-based metric that focuses on the actual carbon intensity of ships, measuring how efficiently a ship transports goods or passengers. This indicator is designed to encourage improvements in operational practices to reduce carbon emissions. Ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The implementation of EEXI and CII reflects the IMO’s comprehensive approach to not only regulate but also motivate continuous advancements in the energy efficiency and carbon footprint of maritime operations, marking a notable progression in the journey towards environmentally sustainable maritime practices.
Of the total VLGC fleet, 133 vessels, or 37% of the fleet, are 10 years or older. These vessels are less fuel efficient compared with modern vessels (typically vessels built post 2013 that are often referred to as eco-design vessels) and may be required to reduce sailing speed in order to comply with the new IMO environmental regulations aimed at reducing GHG emissions. Consequently, older and less fuel efficient vessels may in effect

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result in reduced vessel supply through reduced sailing speed or in some instances may be required to exit the trading fleet completely due to non-compliance with environmental regulations.
Key Highlights
BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of November 2023 (source: Clarksons). As of December 2023, the Group owned and/or operated a fleet of 47 vessels, including 37 operated VLGCs (of which 20 were owned), two MGCs time chartered-in by Product Services and eight VLGCs owned by BW India. Seventeen out of 47 vessels have LPG dual-fuel propulsion technology onboard. The Group’s fleet operates globally, with a current total carrying capacity of 3.8 million CBM as of 31 December 2023.
As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet operates a combination of spot voyages and time charters. In 2023,       % of Revenue — Shipping totalling US$      million was derived from spot voyages (including CoAs), and        % totalling US$     was derived from time charters.
BW LPG’s Product Services supports its core Shipping business. Product Services was established in February 2019, with the aim to diversify the Group’s business offerings. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. In 2023, Revenue — Product Services was US$      .
Strengths
The Group believes that it has a number of competitive strengths which differentiate it from others and enable it to operate across the energy value chain.
The world’s largest VLGC fleet
According to Clarksons, the Group is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of November 2023. Seventeen of the Group’s LPG vessels have LPG dual-fuel propulsion technology onboard, allowing the Group to serve customers with a low emissions profile. The Group believes that the size and composition of its LPG fleet, coupled with 45 years of LPG shipping experience, provide the Group with the capacity and flexibility to offer timely and reliable services anywhere in the world. This positions the Group well to take advantage of the expected growth in demand for LPG shipping, through early recognition of market requirements, and strong brand recognition which provides access to relevant customer relationships. Additionally, the size of the fleet and the global coverage of its historical operations position the Group particularly well to take advantage of ongoing geographic trends in LPG export — in particular increasing US exports. For example, because VLGCs provide superior economies of scale compared to LGCs on long haul voyages, the Group believes that it is particularly well positioned to take advantage of the expected growth in demand for long-haul LPG transportation, such as deliveries between North America and Asia. According to Vortexa, the Group lifted approximately 15%, 3% and 17% of the VLGC-sized cargoes exported from the United States, West Africa and the Arabian Gulf, respectively, during the period from 1 January 2023 to 27 November 2023.
Strong utilisation potential through ability to provide flexible customer-oriented solutions
Superior utilisation provides a competitive advantage in the immediate term, through improved profitability driven by higher earnings without a proportionate increase in operating expenses; and in the longer-term, driven by the potential to operate acquired assets at above market-average returns, enabling greater room to grow through value-accretive investments. The Group believes that the nature of the LPG transportation market, whereby LPG cargoes tend not to be stored for protracted periods at source but are delivered rapidly for transportation, lends itself to solutions other than long-term time charters which are more prevalent in other energy shipping sectors.
Product Services provides customers with integrated LPG delivery services by purchasing LPG and delivering it directly to customers. Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks. Product

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Services facilitates utilisation of the BW LPG fleet by contracting to deliver LPG to end-customers, allowing the Group to secure additional customers that do not otherwise engage in transportation in their supply chain.
Pre-existing customer relationships
Having operated in the LPG transportation space for 45 years, the Group has long-standing customer relationships which support access to new and emerging opportunities with those customers. A strong customer relationship base in the United States and West Africa positions the Group to benefit by leveraging these pre-existing relationships to pursue the additional opportunities which the Group believes will emerge from these markets — the US market in particular — in the coming years.
45 years of operating experience in LPG shipping
Human resources at sea and on shore are critical to the efficient, safe and reliable operation of shipping assets. The Group has access to a large pool of experienced employees with extensive experience in the industry, many of those with long-standing experience within the BW Group. Access to experienced officers and crew, with that experience including time in-company and time in-industry, is a major competitive advantage in a market where charterers not only value, but in a number of the most important cases require, significant combined time in-company and in-industry among senior crew. The Group engages with experienced officers, crew and shore-based technical leadership that have been instrumental in providing high quality, reliable and safe LPG fleet management at an efficient life-cycle cost. The Group’s approach to vessel life cycle management is to maintain the LPG assets consistently to a high standard over their lives, without compromising on regular preventive maintenance for short-term gain, for example to access short-term positive charter rates. This approach increases reliability for customers, by avoiding unexpected ship repairs and reducing off-hire; optimises potential for extension of useful life (e.g. by applying well-maintained older vessels to end-of-life charters or storage projects); and potentially improves the residual value achievable on vessels’ disposal.
Strong brand and relationships within the shipping and energy industries
The Group believes that, as a result of its history of more than 90 years in energy transportation, including 45 years in LPG transportation, it has a long-standing reputation as a leading provider of safe, reliable, and efficient LPG transportation solutions. This reputation provides an important advantage in building and maintaining strong relationships with leading oil and gas companies, and is reflected in the Group’s existing customer base in LPG. These relationships are important not only in the VLGC market, but also in accessing LPG shipping and other related project opportunities available to experienced LPG transporters through energy majors. The Group intends to leverage the advantages afforded by the strength of the BW brand, by building close and cooperative relationships with existing customers and emerging participants in the LPG space.
Experienced management team and international board of directors with strong credentials in governance and strategy
The Group’s management team consists of seasoned executives with their own strong industry relationships, who have demonstrated their ability in managing the commercial, technical and financial areas of the Group’s business. These executives have deep experience in the shipping industry, including experience operating large and diverse fleets of energy transportation vessels, as well as other assets in the maritime energy space. The Group’s management have an extensive network of relationships with major oil and gas companies, shipyards, global financial institutions and other key participants in the shipping and industries. The Group’s management is complemented by a board of directors with extensive collective international experience in shipping, energy and capital markets; as well as a broad range of complementary functional competencies.
The Group believes that these competitive strengths have and will continue to collectively enhance its ability to develop and implement strategies to optimise shareholder returns, customer satisfaction, and to build and sustain recognised leadership as preferred suppliers of LPG transportation solution.

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Strategy
The Group intends to be recognised as the leader in, and market-preferred provider of, maritime LPG transportation and related services and solutions. The Group’s strategic initiatives focus on ensuring environmental and customer-focused operational excellence and exploring growth opportunities along the energy value chain.
Ensuring environmental and customer-focused operational excellence
The Group seeks to ensure environmental and customer-focused operational excellence by delivering LPG safely, sustainably and cost-effectively to world markets. The Group maintains its fleet to high standards to maximise commercial availability, and its network of offices ensures coverage across time zones for customers.
The Group upgrades its assets to optimise commercial availability, reduce emissions to the environment and improve operational performance. A culture of innovation and prudent stewardship facilitated the decision to retrofit pioneering LPG propulsion technology onboard 15 vessels. With all LPG-powered vessels on water in 2022, the Group has been accumulating valuable knowledge on this front. Delivering an ambitious, multi-year retrofitting programme also means valuable experience gained in managing large-scale technical projects.
Explore growth opportunities along the energy value chain
Given the increasing importance of LPG as an energy source, the Group is committed to investing further in the LPG value chain. The Group is exploring new business opportunities and maximising the value of its current assets with smart corporate actions. As part of this strategic approach, over the course of 2022, the Group expanded its Product Services team with the acquisition of Vilma Oil’s LPG trading operations, sold four of its pre-2011 built VLGCs at attractive prices, and expanded its presence in India through BW India. On 30 November 2023, the Group signed a joint venture agreement with Confidence and committed to invest approximately US$40 million in Confidence and in an LPG onshore import terminal (see “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects”).
Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.
Operating Segments
Shipping
With 45 years of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet operates a combination of spot voyages (including CoAs) and time charters.
Product Services
BW LPG’s Product Services supports the core shipping business. This division was established in February 2019, with the aim to diversify the Group’s business offerings. In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for total consideration of US$53 million in order to expand BW LPG’s Product Services. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. It enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.
Shipping
Fleet
As of 31 December 2023, the Group owned and/or operated a fleet of 47 vessels, including 37 operated VLGCs (of which 20 were owned), two MGCs time chartered-in by Product Services and eight VLGCs owned

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by BW India. Seventeen out of 47 vessels have LPG dual-fuel propulsion technology onboard. As of 31 December 2023, the Group was ranked first based on the number of VLGCs owned (source: Fearnleys).
As of 31 December 2023, the Group’s fleet had a combined carrying capacity of approximately 3.8 million CBM and the Group’s owned fleet had an average age of approximately 9.9 years (excluding the vessels the Group operates, but does not own).
The operation of the Group’s fleet of VLGCs has historically been the Group’s core activity. By operating a vessel, the Group is responsible for the commercial management of the vessel either through its ownership of the vessel or pursuant to a charter or pool arrangement. The majority of the VLGCs the Group operates are commercially managed by the Group under a pool arrangement. For more information on the pool arrangement, see “— Pool Arrangement” below.
The following table presents the utilisation of the Group’s owned VLGCs and six time chartered-in VLGCs.
Utilisation(1)	YTD 2024	2023	2022	2021
BW VLGC utilisation			93%	91%

(1)
Utilisation rates calculated as (365 days less technical offhire-commercial waiting time days) / 365 days, where technical offhire is defined as non-availability of a vessel due to drydock, maintenance and repairs.

Among other things, the utilisation of the Group’s vessels may be affected by sea conditions, such as currents and swell, as wells as weather conditions, such as fog, winds, storms, typhoons and hurricanes.
The following table presents certain information with respect to the owned and/or operated vessels in the Group’s fleet as of December 2023.
100%-owned VLGCs
Name	Year Built	Shipyard	Propulsion(1)	Capacity (CBM)	Flag	Classification Society
BW Messina	2017	DSME	Compliant fuel	84,177	Panama	Nippon Kaiji Kyokai
BW Mindoro(2)	2017	DSME	LPG dual-fuel	84,180	Isle of Man (IOM)	DNV
BW Balder(2)	2016	Hyundai H.I.	LPG dual-fuel	84,142	Marshall Islands (Majuro)	DNV
BW Brage(2)	2016	Hyundai H.I.	LPG dual-fuel	84,114	Marshall Islands (Majuro)	DNV
BW Freyja	2016	Hyundai H.I.	LPG dual-fuel	84,143	Marshall Islands (Majuro)	DNV
BW Frigg	2016	Hyundai H.I.	LPG dual-fuel	84,136	Marshall Islands (Majuro)	DNV
BW Magellan(2)	2016	DSME	LPG dual-fuel	84,171	Isle of Man (IOM)	DNV
BW Malacca(2)	2016	DSME	LPG dual-fuel	84,105	Isle of Man (IOM)	DNV
BW Njord	2016	Hyundai H.I.	LPG dual-fuel	84,107	Marshall Islands (Majuro)	DNV
BW Tucana(2)	2016	Hyundai H.I.	LPG dual-fuel	84,113	Isle of Man (IOM)	DNV
BW Var	2016	Hyundai H.I.	LPG dual-fuel	83,839	Marshall Islands	DNV

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Name	Year Built	Shipyard	Propulsion(1)	Capacity (CBM)	Flag	Classification Society
BW Volans(2)	2016	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Carina	2015	Hyundai H.I.	Scrubber	84,154	Isle of Man (IOM)	DNV
BW Gemini(2)	2015	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Leo(2)	2015	Hyundai H.I.	LPG dual-fuel	84,161	Isle of Man (IOM)	DNV
BW Libra(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Orion(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Aries	2014	Hyundai H.I.	Scrubber	84,196	Isle of Man (IOM)	DNV
BW Kyoto	2010	Mitsubishi H.I.	Compliant fuel	83,299	Singapore	Nippon Kaiji Kyokai
BW Princess(2)(3)	2008	Hyundai H.I.	Compliant fuel	82,383	Norway	Lloyds Register
Total: 20 vessels

(1)
“Compliant fuel” propulsion uses fuel compliant with emissions regulations in different sea areas; “LPG dual-fuel” propulsion uses both compliant fuel and LPG; “scrubber” propulsion uses exhaust gas cleaning systems.

(2)
Used as collateral under the Group’s loan agreements.

(3)
BW Princess to be disposed of in Q1 2024.

Operated VLGCs/MGCs
Name	Year Built	Shipyard	Propulsion	Capacity (CBM)	Flag	Classification Society
Astor(1)(2)	2023	Hyundai H.I.	Compliant fuel	40,019	Liberia	Lloyd’s Register
Eco Sorcerer(1)(2)	2023	Hyundai H.I.	Compliant fuel	40,551	Marshall Islands	Lloyd’s Register
Kaede(3)	2023	Hyundai H.I.	LPG dual-fuel	84,000	Marshall Islands	American Bureau of Shipping
Gas Gabriela	2021	Hyundai H.I.	Scrubber	80,421	Panama	Korea Register
Gas Venus	2021	Jiangnan	LPG dual-fuel	86,045	Singapore	Lloyd’s Register
Reference Point(3)	2020	Jiangnan	Scrubber	84,012	Singapore	Lloyds Register
Clipper Wilma(3)	2019	Hyundai H.I.	Scrubber	80,032	Norway	DNV
Vivit Altais	2019	Hyundai H.I.	Scrubber	82,537	Liberia	Lloyds Register
Vivit Dubhe	2019	Hyundai H.I.	Scrubber	82,537	Liberia	Lloyds Register
Vivit Fornax	2019	Hyundai H.I.	Scrubber	82,537	Liberia	Lloyds Register
Vivit Thuban	2019	Hyundai H.I.	Scrubber	82,537	Liberia	Lloyds Register
Ayame(3)	2010	Mitsubishi H.I.	Compliant fuel	83,270	Singapore	Nippon Kaiji Kyokai
BW Tokyo	2009	Mitsubishi H.I.	Compliant fuel	83,271	Singapore	Nippon Kaiji Kyokai
Total: 13 vessels

(1)
Directly managed by Product Services.

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(2)
MGCs. The other vessels are VLGCs.

(3)
Placed to the pool by Product Services.

Time chartered-in VLGCs
Name	Year Built	Shipyard	Propulsion	Capacity (CBM)	Flag	Classification Society
BW Yushi	2020	Mitsubishi H.I.	Scrubber	83,315	Singapore	Nippon Kaiji Kyokai
BW Kizoku	2019	Mitsubishi H.I.	Scrubber	83,325	Singapore	Nippon Kaiji Kyokai
Gas Zenith	2017	Mitsubishi H.I.	Scrubber	82,439	Panama	Korean Register
Oriental King	2017	Hyundai H.I.	Compliant fuel	84,099	Hong Kong	DNV
Berge Nantong	2006	Hyundai H.I.	Compliant fuel	82,244	Hong Kong	DNV
Berge Ningbo	2006	Hyundai H.I.	Compliant fuel	82,252	Hong Kong	DNV
Total: 6 vessels
VLGCs owned by BW India(1)
Name	Year Built	Shipyard	Propulsion	Capacity (CBM)	Flag	Classification Society
BW Pine	2011	Kawasaki S.C.	Compliant fuel	80,156	India	Lloyds Register
BW Lord	2008	DSME	Compliant fuel	84,615	India	DNV
BW Loyalty	2008	DSME	Scrubber	84,601	India	Lloyds Register
BW Oak	2008	Hyundai H.I.	Compliant fuel	82,253	India	Lloyds Register
BW Tyr	2008	Hyundai H.I.	Compliant fuel	82,303	India	Lloyds Register
BW Birch	2007	Hyundai H.I.	Compliant fuel	82,303	India	Indian Register of Shipping
BW Cedar	2007	Hyundai H.I.	Compliant fuel	82,260	India	Lloyds Register
BW Elm	2007	Hyundai H.I.	Compliant fuel	82,291	India	Lloyds Register
Total: 8 vessels

(1)
Used as collateral under the Group’s loan agreements.

The Group invests significant resources in R&D and technology to drive energy efficiency and reduce emissions. One of the Group’s most significant initiatives was to pioneer the use of LPG dual-fuel propulsion engines. Seventeen of the Group’s LPG vessels have LPG dual-fuel propulsion technology onboard, allowing the Group to serve customers with a low emissions profile. The Group also offers vessels that are equipped with scrubber technology that reduces harmful elements in exhaust gases.
During 2020-2022, 15 retrofitted VLGCs were delivered to BW LPG. Retrofitting offers significant environmental and economic benefits. Compared with a newbuild, retrofitting an existing ship emits 97% less carbon during construction, takes two months (versus two years) to complete, and does not add potentially unneeded shipping capacity to the market. Retrofitting an existing vessel typically costs an estimated US$8-9 million, compared to an estimated US$80 million to order a newbuild with the same technology.
Technical Management of the Fleet
Technical management of the fleet involves maintenance, repairs, alterations and the upkeep of the vessels, appointing surveyors and technical consultants, technical support, marine support (vetting, navigation or cargo operation), arranging technical and marine supervisory visits to the vessels, maintaining safety management systems by a dedicated health, safety, environment and quality (“HSEQ”) team, arranging all procurement for the vessels and assigning seafarers from the Group’s dedicated crewing pool.

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All of the vessels owned by the Group, except for BW Messina and BW Kyoto, are managed by BW LPG Fleet Management AS, a Group subsidiary. The Group outsources the technical management of BW Messina and BW Kyoto to third-party technical managers pursuant to technical management agreements. The Group does not technically manage vessels that the Group does not own, including time chartered-in vessels and pooled-in vessels, i.e. vessels that are commercially operated by BW LPG through a pooling arrangement where vessel owners place their vessels with BW LPG, which acts as the commercial manager to secure vessels deployment.
The Group believes that the quality of its vessels is one of the main reasons why the Group has been able to retain many of the world’s largest oil and gas companies among its customers. The Group uses its resources to furnish its vessels with the most reliable equipment available at the time of building, and continues to maintain them and, when required, upgrade them to keep them competitive in the market. The Group has in place a maintenance programme designed to ensure a high standard of maintenance throughout a vessel’s lifetime.
Commercial Management of the Fleet
Commercial management of the fleet involves deployment in the market through a number of different arrangements. The Group typically enters into voyage charters, time charters and CoAs. See “Item 4. Information on the Company — 4.B. Business Overview — Market Overview — LPG Shipping — Shipping earnings.”
The Group’s Commercial department operates the pool arrangement described below, including the scheduling of vessels, budgeting and accounting for pool participants. The department is responsible for the development and marketing of the LPG vessels the Group operates, negotiating contracts directly with the Group’s clients as well as through shipbrokers. Contracts are negotiated and concluded by the Group’s chartering and commercial development department under instructions and authority from the Group’s Executive Vice President (Commercial) as well as Chief Executive Officer. The department is also responsible for chartering in tonnage for arbitrage profit as well as actively seeking opportunities to enlarge the fleet by acquiring tonnage, bringing in pool participants, placing newbuild orders, or through other commercial arrangements.
Pool Arrangement
BW LPG operates a pooling arrangement where vessels are in a pool operated by BW LPG to secure vessel deployment and facilitate the operation and utilisation of the fleet. As commercial manager of the pool, the Group receives a fee for all vessels that participate in the pool. The pool includes vessels owned and/or operated by the Group, except that time chartered-out vessels with time charter durations longer than one year are currently excluded from the pool. BW India’s vessels do not participate in the pooling arrangements. External pool participants include Exmar, Vitol and Sinogas Maritime.
Under a typical pool arrangement, the manager of the pool markets the vessels as a single, cohesive fleet, operating them on spot voyages. The pools the Group participates in are marketing and revenue sharing arrangements under which each participating vessel receives “pool points.” Earnings from the pool are distributed among the pool participants according to these pool points. The pool points are calculated based on a pre-agreed template and allocated to the vessels participating in the relevant pool and are revised from time to time based on each vessel’s speed, fuel consumption and other technical and operational parameters. A shipping pool thus acts as a single entity in the allocation of its vessels to meet the various contracts that it has entered into. The pool manager is responsible for all the voyage expenses for pool activities, such as bunker fuel costs, port charges and canal dues. Such costs are deducted from pool revenue prior to distribution to pool members. All other operating costs, such as manning, insurance, loan repayments and maintenance are paid for by the respective pool participant.
The pool manager prepares and distributes reports to the other participants monthly and/or quarterly and at the end of the year. These reports contain information regarding the pool’s revenue, costs, any off-hire days and cash to be distributed to the participants. Payment is normally made monthly to each owner. Participants can remove vessels from the pool, subject to a reasonable amount of notice period by providing

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prior written notice to the other participants, or upon expiry of an employment contract of the vessel, if entered into prior to such notice.
The pool income is divided on the basis of the respective vessel’s pool points reflecting each vessel’s relative earnings potential. Pool income is distributed on a monthly basis to the respective pool participant.
Time Chartered-ins
The following table presents certain information with respect to the chartered-in vessels in the Group’s fleet as of 31 December 2023.
Name	Chartered-in (US$’000 per month)	Expiry date	Extension option period	Purchase option	Time to next strike (year)	Age at next strike (year)	Next strike price (US$ million)	Time to last strike (year)	Age at last strike (years)	Last strike price (US$ million)
Berge Nantong	980	27/10/2024		N/A
Berge Ningbo	980	1/11/2024		N/A
BW Kizoku	788	27/11/2026	1+1+1 year	Yes	2024	5	70	2026	10	50
BW Yushi	788	29/3/2027	1+1+1 year	Yes	2025	5	70	2027	10	70
Gas Zenith	930	1/10/2024	1 year	N/A
Oriental King	1,000	17/1/2024		N/A
BW India Fleet
The BW India fleet consists of eight vessels, with seven deployed on time charters to Indian oil majors and one vessel operated in the spot market. BW India’s vessels do not participate in the pooling arrangements. The eight vessels are technically and commercially managed by BW LPG Global United Shipping.
Operations
The Group’s Operations department is responsible for monitoring the performance of the vessels the Group operates and that these vessels are deployed in compliance with the terms and conditions of the applicable charter contracts. Each vessel that the Group operates is assigned a designated operator and demurrage claims analyst to ensure that voyage orders, cargo documentation, freight and demurrage payments are as agreed and settled in a timely manner. The designated operators are responsible for communicating on a daily basis with agents, charterers and vessels as well as monitoring the vessels’ bunker situation and obtaining bunker fuel.
While operational and technical quality is an integral part of the Group’s operations, the Marine department is responsible for overseeing the vetting and inspection programme for the Group’s owned vessels (other than BW Messina and BW Kyoto that are technically managed by third parties), which the Group operates in a manner intended to protect the safety and health of its employees, the general public and the environment. The Group actively manages the risks inherent in its business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills. The Group’s total quality management system has been fully electronically operated onboard all vessels since over ten years ago. The Operations department works hand in hand with the Marine department to ensure validity of ship’s trading certificates and approvals.
Customers/Charterers
The Group’s assessment of a customer’s financial condition and reliability is a key factor in negotiating employment for the Group’s vessels. Counterparties are revalidated on a quarterly basis, with new customers appraised before embarking upon commercial relations. The Group seeks to charter its vessels to international oil companies and national oil companies, as well as trading and utility companies. In 2023, the Group’s top five Shipping customers by revenue were Vitol, Bayegan, Hindustan Petroleum Corporation Limited, Petrogas and Petredec, representing an aggregate of       % of the Group’s Revenue — Shipping.

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Competition
The Group’s business performance fluctuates in line with the main patterns of trade of LPG cargo and varies according to changes in the supply of and demand for transportation of this cargo. The LPG market is highly competitive and based primarily on supply of cargo and vessel availability. The Group competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation as an owner and operator. The Group’s main competitors include Dorian LPG, Petredec and Avance Gas.
BW India
Since its establishment in 2017, BW India has grown to become India’s largest owner and operator of VLGCs by total fleet capacity as of 27 November 2023. As of 31 December 2023, BW India had eight LPG vessels. BW India’s fleet is Indian-flagged and Indian-operated to facilitate business transactions in alignment with the Padmanabha Bharat scheme (translated as domestic self-reliance). BW India’s fleet carried approximately 23% of LPG imports into India from April 2022 to March 2023, and had approximately a 40% share of the time-charter market by the beginning of 2023, on the basis of number of vessels (source: Interocean).
Product Services
Product Services provides customers with integrated LPG delivery services by purchasing LPG and delivering it directly to customers. Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks. This allows customers to avoid the need to purchase LPG on a FOB basis (Free on Board), charter a vessel and manage associated transport operations. Product Services can provide tailor-made pricing depending on customers’ specific consumption needs. For example, it can offer its petrochemical customers a price for LPG fixed as a percentage of an index price for Naphtha, which allows customers to easily compare the LPG price with the price of their alternative feedstock. Furthermore, as Product Services’ prices are fixed by reference to the time of delivery, rather than to the time of loading (with a typical gap of 35 days between the two for customers in Asia), customers can benefit from prices that are much closer to the actual consumption period.
Prior to the acquisition of Vilma Oil Trading in November 2022, Product Services was solely operated to enhance and optimise the utilisation of the BW LPG operated vessels. The division operated under strict mandates such as stop loss limits, and it could only employ internal charters from Shipping to transport the LPG cargo to its customers. After the acquisition of Vilma Oil Trading in November 2022, Product Services has operated under a new trading mandate where the trading activities are assessed and monitored based on risk limits such as value-at-risk levels, margin and working capital requirements. Product Services is able to generate margins by taking advantage of arbitrage opportunities in the global LPG market. It is able to take advantage of time differences, as well as differences between cost pricing indexes at source and freight and operations costs on the one hand and sales pricing indexes at the discharge location on the other hand. Currently, approximately 70% of Product Services’ traded volume is sourced from North America, with the majority being shipped to Asia and the balance to Europe, the Mediterranean and South America. Its traded volume is also sourced from North and West Africa and the Middle East and shipped to India and Asia.
Product Services uses derivatives quoted on the main commodity exchanges to both hedge the underlying risks and extract and enhance margins between the physical product and freight indexes. Its activities are also supported by the use of proprietary developed software with sophisticated algorithms that analyses vessel/cargo movements, supply and demand volumes, as well as other market variables.
Product Services’ sales are managed by an experienced and skilled team that continuously engages with customers through calls, message applications, face-to-face meetings and industry events. It aims to identify new clients who recognise the value-added services provided by Product Services.
Product Services enters into the following types of contracts with customers:
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Long-term supply contracts, whereby a specified number of cargo deliveries is made over an agreed timeframe. These contracts may be concluded by direct negotiations with the counterparty, via a

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broker or a tender initiated by the counterparty. Long-term contracts are based on an industry published index plus/minus a pre-agreed premium/discount.
•
Spot sales contracts, whereby a single cargo is delivered in a specified date range. These contracts are concluded by direct negotiations with the counterparty, via a broker or standardised contracts

Product Services has CoAs with Shipping, pursuant to which Product Services commits to utilise the fleet for a minimum number of voyages or voyage hours over an agreed time frame. Such CoAs form the foundation of Product Services’ fleet utilisation. Product Services may also time chartered-in vessels from third parties.
Customers
Currently, the main customers of Product Services are large petrochemical end-users, including SP Chemicals, SK Gas, SHV, Sinochem and Chinagas.
Competition
The principal competitors of Product Services are traditional trading companies, including Vitol, Trafigura, Mercuria, Gunvor and Glencore.
Seasonality
See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Seasonality.”
Insurance
The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death or injury of persons, as well as property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of gas is subject to the risk of pollution and to business interruptions due to political unrest, hostilities, labour strikes and boycotts. The occurrence of any of these events may result in loss of revenue or increased costs. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Shipping is a business with inherent risks and the Group’s own insurance may not be adequate to cover the Group’s losses.”
As an integral part of operating the Group’s gas carriers, the Group maintains “Hull Insurance” under an All Risk Policy on Nordic Conditions with first class international insurance carriers and “Protection and Indemnity” (“P&I”) insurance with P&I Associations who are members of the International Group of P&I Clubs. Hull insurance covers, among other things, loss of or damage to a vessel, its machinery and equipment where the loss is caused by a marine peril which includes grounding, collision, crew negligence and adverse weather conditions. The typical average deductible is US$150,000 and applies to non-total loss claims. All vessels are covered against total loss, with each vessel insured at no less than fair market value. P&I insurance indemnifies the ship owner against third-party liability exposures which arise out of the operation of its vessels. P&I liabilities include injury to the Group’s crew or third parties, cargo loss, wreck removal and pollution. Collision and fixed and floating liabilities such as dock damage are covered under the Hull policy with excess risks defaulting to P&I where a claim exceeds the hull value of the ship. The current limit for pollution cover is US$1 billion per vessel per incident. The Group also carries insurances covering war risks, including piracy and terrorism and cyber buyback.
The Group believes that its current insurance programme, as described above, is adequate to protect the Group against the majority of accident-related risks involved in the conduct of its business, including pollution liability and environmental damage. However, there can be no assurance that the range of risks the Group is exposed to is adequately insured against, that any particular claim will be paid or that the Group in the future will be able to procure similar adequate insurance coverage at the terms and conditions equal to those the Group currently has. More stringent environmental and passenger liability regulations have resulted in increased exposures and insurance costs and may in certain circumstances be difficult to insure

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or even become uninsurable. The Group’s goal is to maintain an adequate insurance coverage required by its marine operations and to actively monitor any new regulations and threats that may require the Group to revise its coverage.
Environmental, Health and Safety Matters
The Group’s corporate values and ethical guidelines make health, safety and environment responsibility an integral facet of its business. The Group aspires to Zero Harm to people, environment, cargo and vessel and works continuously to raise both personal safety and process safety awareness. The Group’s Quality Management System’s approach is therefore to safeguard people, environment, cargo and vessel through implementation of the Group’s values, policies, processes and procedures. The Quality Management System shall be in accordance with applicable laws and regulations in addition to industry and the Group’s own best practices. This will change and develop; the Group’s Management System is therefore dynamic and will be continually improved.
The Group emphasises that safety is a corporate priority. To achieve the Group’s aspiration of Zero Harm and to ensure continual improvement, the Group will motivate each individual to maintain and further develop their professional skills and continue to focus on programmes to develop competence. The Group has established a set of HSEQ performance indicators with targets which are regularly monitored and followed up. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Operations — Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations.”
Infrastructure Projects
On 30 November 2023, the Group announced that it had agreed to establish a joint venture, BW Confidence Enterprise Private Limited (“BW Confidence”), with Confidence to explore investment opportunities in onshore LPG import infrastructures. As of November 2023, Confidence has about 60 LPG bottling and blending plants and over 200 auto LPG dispensing stations across India. Based in Mumbai, BW Confidence will collaborate with Product Services and BW India to source and deliver LPG from the international market to meet Confidence’s and India’s growing LPG import needs. The Group committed to invest approximately US$30 million in Confidence through a preferential allotment of shares to support Confidence’s expansion of capacity in LPG downstream assets. The shares to be issued to the Group will constitute 8.5% of the issued and paid-up share capital of Confidence on a fully diluted basis, and the Group will have an option to increase its shareholding.
On 30 November 2023, the Group also announced that it had agreed to invest approximately US$10 million to jointly develop and operate a new LPG onshore import terminal at Jawaharlal Nehru Port Association (“JNPA”) Port in Navi Mumbai, India. Pursuant to an agreement signed between BW Confidence and Ganesh Benzoplast Limited, the parties will fund the construction of the largest cryogenic LPG storage terminal facility at JNPA Port. BW Confidence will own 55% of the JNPA terminal facility. Construction work on the terminal is expected to commence in the first half of 2024 and the terminal is expected to be fully operational in 2027. It is expected that the terminal will be able to fully offload the latest fourth-generation VLGCs in a single discharge operation and will also have the potential to connect to the Uran Chakan pipeline to ensure competitive and efficient supply of LPG into India.
Regulatory Overview
General
The Group’s business and the operation of the Group’s vessels are subject to extensive environmental, health and safety regulations, including various international treaties and conventions and the applicable local, national and subnational laws and regulations of the countries in which its vessels operate or are registered. Such laws and regulations cover a variety of topics, including, but not limited to, the discharge of pollutants into the air and water, waste management, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, protection of natural resources, the cleanup of contaminated sites, the cleanup of the environment from oil spills and protection of worker health and safety, and might require the Group to obtain governmental or quasi-governmental permits, licenses and certificates before the

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Group may operate its vessels or conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical permits, licenses and certificates could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.
Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on the Group’s operations cannot be predicted. Although the Group believes that it is substantially in compliance with applicable environmental laws and regulations and has all permits, licenses and certificates required for its vessels, future non-compliance or failure to maintain necessary permits or approvals could require the Group to incur substantial costs or temporarily suspend the operation of one or more of the Group’s vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on the Group’s operations. Similar or more stringent laws may also apply to the Group’s customers, including oil & gas exploration and production companies, which may impact demand for the Group’s services.
Key international environmental treaties and conventions as well as US environmental laws and regulations that apply to the operation of the Group’s vessels are described below. Other countries, including member countries of the EU, in which the Group operates or in which the Group’s vessels are registered, have or may in the future have laws and regulations that are similar to, or more stringent than, the US laws referenced below.
International maritime regulations of vessels
A particularly significant organisation in the shipping industry is the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto (collectively, “MARPOL”) which establishes environmental standards relating to oil leakage and oil spills, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels. Additionally, IMO has adopted the International Convention for the Safety of Life at Sea 1974, as amended (“SOLAS”) which is intended to specify minimum standards for the construction, equipment, and operations of ships. The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. An important entity within IMO is the Marine Environment Protection Committee (“MEPC”) which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, for example, MEPC 80 is a reference to MEPC’s 80th session. Among other requirements, the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) requires the owner and the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.
In 2012, the MEPC adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on the Group’s operations. Non-compliance with the ISM Code or other applicable IMO regulations may subject a

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shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Emissions
The IMO’s MARPOL imposes environmental standards on the shipping industry relating to marine pollution, including oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. Regulation 12A of Annex I relating to oil leakage or spilling applies to various vessels delivered on or after 1 August 2010 with an aggregate oil fuel capacity of 600m3 and above. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.
MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, shipboard incineration of specific substances (such as polychlorinated biphenyls, or “PCBs”), and prohibits deliberate emissions of ozone depleting substances (such as certain halons and chlorofluorocarbons). Annex VI also includes a global cap on sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Regarding the Group’s vessels, International Air Pollution Certificates (“IAPP Certificates”) have been issued to vessels of more than 400 gross tonnes and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of 1 January 2020, an upper limit of sulfur content of ship’s fuel oil was reduced to 0.5 % from a previous 3.5 % under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as VLSFO or marine gas oil (“MGO”), by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulfur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“ECAs”), the upper limit of sulfur content is reduced to 0.1%. ECAs include certain coastal areas of North America, the United States Caribbean Sea, the Baltic Sea and the North Sea. With effect from 1 May 2025, the Mediterranean Sea has been designated as an ECA.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.
Additionally, the IMO adopted draft amendments to MARPOL Annex I to, with effect from 1 July 2024, prohibiting the use, or carrying for use, HFO in Arctic waters. IMO’s MEPC 77 adopted a non-binding resolution which urged Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. The Group’s LPG vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn low sulfur gas oil in their boilers when alongside a berth.
US air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive

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emission control systems. Because the Group’s LPG vessels are largely powered by means other than High Sulphur fuel oil, the Group does not anticipate that any emission limits that may be promulgated will require it to incur any material costs for the operation of its vessels, but that possibility cannot be eliminated.
Clean Air Act
The US Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the Environmental Protection Agency (the “EPA”) to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Group’s LPG vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in US waters. Previous marine diesel engine emission standards for Category 3 engines were adopted in 2003. These Tier 1 standards are equivalent to MARPOL Annex VI NOx limits and were limited to new engines beginning with the 2004 model year. On 30 April 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulphur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulphur cap cannot be used in ECA boundaries.
Anti-Fouling Systems
Anti-fouling Systems (“AFS”), such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. The Group’s LPG vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems (“Anti-fouling Convention”), which prohibits the use of organic compound coatings in anti-fouling systems. Vessels of over 400 gross tonnes (excluding fixed and floating platforms, FSUs and FPSOs) engaged in international voyages must obtain an International AFS Certificate and undergo an initial survey before the vessel is put into service or when the AFS are altered or replaced. In June 2021, the MEPC formally adopted amendments to the Anti-fouling Convention to prohibit AFS containing cybutryne for all vessels. From 1 January 2023, for all vessels of over 400 gross tonnes engaged in international voyages (subject to certain exclusions) already bearing such AFS shall either remove the AFS or apply a coating that forms a barrier to this substance leaching from the underlying non-compliant AFS, at the next scheduled renewal of the systems after that date, but no later than 60 months following the last application to the vessels of AFS containing cybutryne. The Group has obtained AFS Certificates for all of its vessels, and the Group does not believe that maintaining such certificates will have an adverse financial impact on the operation of its vessels.
Biofouling
The IMO’s MEPC has adopted guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species, the most recent update being in July 2023. The 2023 guidelines focused on operational considerations such as the selection and installation of AFS and the re-installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). The guidelines include certain requirements as to the frequency of biofouling inspections or inspection dates (or date ranges) for in-water inspections by organisations, crew or personnel who are competent during the in-service period of the vessel. These inspections should be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also provide updates to information to be included in a BFMP and biofouling management record book.
A biofouling rating based on the type and extent of biofouling as well as the condition of the AFS and the functioning of any MGPS will be determined by each biofouling inspection. The determined rating scale provides a recommendation on the type of cleaning that should take place should biofouling of a certain rating be present.

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Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act
The US Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade or operate within the United States, its territories and possessions, or whose vessels operate in the waters of the United States, which includes the US territorial seas and its 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact the Group’s operations.
Under OPA, vessel owners and operators, are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages, including punitive damages.
The limits of OPA liability are the greater of $2,500 per gross tonne or $21,521,00 for any tanker, other than single-hull tank vessels, over 3,000 gross tonnes (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.
CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which, as defined in CERCLA, excludes petroleum, including crude oil or any fraction thereof. Liability under CERCLA is limited to the greater of $300 per gross tonne or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross tonne or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including state and maritime tort law. The Group believes that it is in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where the Group’s vessels call.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the US Coast Guard (the “USCG”) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of the Group’s ship owning subsidiaries that has vessels trading in US waters has applied for and obtained from the US Coast Guard National Pollution Funds Center three-year certificates of financial responsibility (“COFRs”), supported by guarantees purchased from an insurance-based provider. The Group believes that it will be able to continue to obtain the requisite guarantees and that it will continue to be granted COFRs from the USCG for each of its vessels that is required to have one.
Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of the Group’s vessels could impact the cost of the Group’s operations and adversely affect its business and ability to make distributions to its shareholders. The Group currently maintains pollution liability coverage insurance in the amount of $1 billion per incident for each of its vessels. If the damages from

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a catastrophic spill were to exceed the Group’s insurance coverage, it could have an adverse effect on the Group’s business and results of operation.
CLC/Bunker Convention/CLC State Certificate
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.
IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (the “Bunker Convention”) provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on shipowners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, are required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. The Group’s LPG vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.
Ballast Water Management Convention, Clean Water Act and National Invasive Species Act
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The EPA and the USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in US waters. Compliance requires the installation of equipment on the Group’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict the Group’s vessels from entering US waters.
Ballast Water Management Convention
IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. As of 31 December 2023, the Group’s LPG vessels had installed ballast water treatment systems.
Clean Water Act
The US Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in US navigable waters unless authorised by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorised discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA

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and CERCLA. In addition, many US states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than US federal law.
The EPA regulates the discharge of ballast and bilge water and other substances in US waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within US waters.
In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
In December 2018, the Vessel Incidental Discharge Act (“VIDA”) amended the CWA Section 312(p) and restructured how the EPA and the USCG regulated incidental discharges from commercial vessels into US waters. Specifically, VIDA gave the EPA responsibility for establishing standards for the discharge of pollutants from vessels and the USCG responsibility for prescribing, administering, and enforcing the standards. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and be replaced by National Standards of Performance (“NSPs”). However, the current 2013 VGP scheme will remain in force until 2026, given that the USCG might spend the full two years to finalise the corresponding enforcement standards.
National Invasive Species Act
The USCG regulations adopted under the US National Invasive Species Act (“NISA”) require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. Under the USCG rule on the Coast Guard’s ballast water management record-keeping requirements, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone are required to submit an annual report of their ballast water management practices. Vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG (anticipated in 2026).
EU regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
In June 2023, the EU Commission presented legislative proposals to modernize EU rules om maritime safety and prevention of water pollution; including extension of port state controls, proposals to prevent illegal discharges into European seas, including by extending the scope of prohibitions to cover a wider range of polluting substances, and to strengthen the legal framework for penalties and their application. The proposals have not yet been adopted but these, or other new regulations regarding water pollution, may have an effect on the Group’s business in the future.
International Labour Organisation
The ILO is a specialised agency of the United Nations that has adopted the Maritime Labour Convention, 2006 as amended (“MLC 2006”). A Maritime Labour Certificate and a Declaration of

Confidential Treatment Requested by BW LPG Limited

Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or above and are either engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. The MLC 2006 imposes obligations on owners that are relevant to protection of seafarers during the COVID-19 pandemic. The Group believes that all its vessels are in substantial compliance with and are certified to meet the MLC 2006.
GHG regulations
Greenhouse Gasses
In the United States, the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. These regulations may include restrictions on certain oil and gas production or stimulation techniques, standards to control methane and volatile organic compound emissions from new oil and gas facilities, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of the fossil fuel companies to whom the Group provides services, which may ultimately reduce demand for the Group’s services. Regarding the Group’s own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of GHG emissions may follow, including climate change initiatives that have been considered in the US Congress. Notably, the United States rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level target of 50-52% reduction from 2005 levels in economy wide net GHG pollution by 2030.
The EU has imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (“SOx-Emission Control Area”) under Annex VI to MARPOL. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050.
In late 2020, the US Federal Reserve Board announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of certain activities, which may ultimately reduce demand for the Group’s services. Additionally, the SEC has proposed but not yet promulgated rules requiring climate-related disclosures. At the international level, at COP 26, the United States and EU jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.
EEDI & EEXI
EEXI determines energy efficiency and CO₂ emissions from the vessel’s operations based on its design parameters. From 1 January 2023, it became a requirement that vessels subject to the EEXI framework must have an attained EEXI value falling below an allowable maximum value (the required EEXI). If a vessel’s EEXI does not satisfy the required EEXI, it is necessary to implement countermeasures. EEXI supplements the Energy Efficiency Design Index (“EEDI”) which has been in force since 2013.
EEDI applies to newbuilds while EEXI applies to existing vessels. Certification of EEXI takes place at the first annual, intermediate, or special survey on or after 1 January 2023. Compliance with EEXI must be

Confidential Treatment Requested by BW LPG Limited

documented by the issuance of the IEE certificate. Shaft Power Limitation Systems (“ShaPoLi”) have been deployed for the Group’s LPG vessels requiring main engine power reduction to attain EEXI compliance.
SEEMP
As of 1 January 2013, certain measures relating to energy efficiency for ships were made mandatory under MARPOL. All ships became required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”). SEEMP was developed by the IMO to support ships’ energy performance and efficiency objectives. SEEMP is split into three different parts, each of which includes different requirements on vessel owners and vessel operators. The Group has completed and verified its SEEMP III plans for all vessels.
CII
The CII requires vessels over 5,000 gross tonnes to quantify and report their carbon emissions from ongoing operations. CII determines the annual reduction factor needed to improve the vessel’s operational carbon intensity. Based on the collected data, the vessel is rated on a scale from A – E, where A is best. The first assessment of CII will take place in 2024 based on the data for vessels’ operations in 2023. If a vessel is rated D for three consecutive years or E for one year, a corrective action plan must be provided to indicate how an index of C or above will be reached. As of 31 December 2023, the Group’s LPG vessels were all in compliance with the CII requirements.
EU Regulation on monitoring, reporting and verification of CO2 emissions
On April 2015, Regulation (EU) 2015/757 of the European Parliament and of the EU Council on the monitoring, reporting and verification of carbon dioxide emissions (“EU MRV”) from maritime transport and amending Directive 2009/16/EC was adopted. EU MRV requires large vessels calling at EU ports to collect and publish data on CO2 emissions and other information and requires owners of vessels over 5,000 gross tonnes to monitor emissions for each ship on a per-voyage and annual basis from 1 January 2018. Further, since 2019, all ships above 5,000 gross tonnes, regardless of flag state, calling at EU ports must submit a verified emissions report to the European Commission and the vessel’s flag state by April 30 of each year, and by June 30 of each year vessels must carry a valid document of compliance confirming compliance with Regulation (EU) 2015/757 for the prior reporting period.
EU Emissions Trading System
From 1 January 2024, the EU Emissions Trading System (“EU ETS”) has been extended to cover emissions from ships of 5,000 gross tonnes and above entering EU ports, regardless of flag state. The EU ETS is a “cap” and “trade” system providing for an absolute, gradually decreasing, “cap” on total emissions. Under the EU ETS, shipowners will be required to submit 1 EU allowance (“EUA”) for each ton of CO₂ (or CO₂-equivalent) they emit. The EU ETS is gradually phased in and as such, shipping companies will be obligated to surrender EUAs in 2025 for 40 % of their emissions reported in 2024, in 2026 for 70 % of their emissions reported in 2025 and from 2027 for 100 % of their reported emissions in the previous year. The obligation to surrender EUAs will generally rest with the vessel’s registered owner, however the obligation can be delegated contractually. If a shipping company does not surrender the required EUAs, they will be liable to pay a penalty and may be published as a non-complying shipping company.
FuelEU Maritime Regulation
On 12 October 2023, Regulation (EU) 2023/1805 of the European Parliament and of the Council of 13 September 2023 on the use of renewable and low-carbon fuels in maritime transport and amending Directive 2009/15/EC (“FuelEU Maritime Regulation”) entered into force. Shipping companies must submit a standardized emissions monitoring plan for each of their vessels by 31 August 2024, and from 1 January 2025, must collect information in accordance with this plan. From 2026, shipping companies must submit the relevant information to a verifier and thereafter to a compliance database to be established by the EU. Each year, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. If a ship is non-compliant, penalties must be paid in order for the ship to receive the document of compliance from the verifier. A ship that is non-compliant for two or more consecutive years may be issued an expulsion order.

Confidential Treatment Requested by BW LPG Limited

Wreck Removal
The Nairobi Convention on the Removal of Wrecks (“Wreck Removal Convention”), entered into force on 14 April 2015, and contains obligations for shipowners to effectively remove wrecks located in a member state’s exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking, and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnes and above. Should one of the Group’s LPG vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel, although such risk may be insured.
HNS Convention
In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious substances by Sea (“HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet been ratified. If the HNS Convention is ratified and enters into force, the Group may incur additional costs or capital expenses to be compliant. Amongst the criteria for the Convention’s entry into force, at least 12 States are required to ratify or accede to the Protocol, four of which must each have a merchant shipping fleet of no less than two million units of gross tonnage. Canada, Denmark, Estonia, France, Norway, South Africa and Turkey are the first seven States to have consented to be bound by the Convention. Germany had signed the 2010 NHS Protocol subject to ratification. The instruments deposited by the seven States have led to the Protocol having half of the number of States required for its entry into force as well as the required units of gross tonnage.
Hong Kong International Convention and EU Ship Recycling Regulation
The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (“Hong Kong Convention”) aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The ratification conditions for the Hong Kong Convention were met on 26 June 2023, and the Hong Kong Convention will enter into force on 26 June 2025. The Hong Kong Convention applies to vessels larger than 500 gross tonnes that fly the flag of a contracting state. Upon the Hong Kong Convention’s entry into force, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling must facilities authorized by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.
The EU Ship Recycling Regulation (“EU SRR”), although only applicable on a regional level, has prepared the industry for compliance with the HKC requirements. Regulation (EU) 2013/1257 applies to all ships flying the flag on an EU country going for dismantling, all new EU ships and to vessels with non-EU flags that call at an EU port or anchorage (with certain exceptions). The legislation aims to prevent, reduce and minimise accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. Every new ship has to have on board an inventory of hazardous materials (“IHM”) (such as asbestos, lead or mercury) it contains in either its structure or equipment and must specify the location and approximate quantities of those materials. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU list of facilities, which was launched by Commission Implementing Decision (EU) 2016/2323. The facilities may be located in the EU or in non-EU countries. They must comply with a series of requirements related to workers’ safety and environmental protection.

Confidential Treatment Requested by BW LPG Limited

Vessel Security Regulation
Chapter XI-2 of SOLAS imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on 1 July 2004, and is applicable to all vessels over 500 gross tonnes operating on international trades, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organisation approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.
US Maritime Transportation Security Act (“MTSA”) was adopted in 2002. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters, subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. The USCG regulations, intended to align with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. All of the Group’s LPG vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and MTSA.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect the Group’s business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.
Cybersecurity
Recent action by the IMO’s Maritime Safety Committee and US agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after 1 January 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.
In 2023, the EU adopted their second Network and Information Security directive. This directive, when implemented in the EU member states, which shall occur before 17 October 2024, may have an impact on the Group’s business and may require the Group to incur additional expenses and take measures in order to comply with the regulations.
4.C.   ORGANIZATIONAL STRUCTURE
The Group operates through various subsidiaries. A list of significant subsidiaries of the Group is included in Exhibit 8.1 to this registration statement.
4.D.   PROPERTY, PLANT AND EQUIPMENT
Other than its vessels, the Group does not own any material property. For information on the Group’s fleet, see “Item 4. Information on the Company — 4.B. Business Overview — Shipping — Fleet.”
ITEM 4.A.   UNRESOLVED STAFF COMMENTS
Not applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Item 5 should be read in conjunction with the section entitled “Presentation of Financial and Other Information,”“Item 4. Information on the Company — Item 4.B. Business Overview” and the Financial Statements, including accompanying notes. Unless otherwise indicated, the financial information contained in this Item 5 is extracted from the Financial Statements.
The following discussion of the Group’s results of operations and financial condition contains certain forward-looking statements. The Group’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed elsewhere in this registration statement, particularly in “Item 3. Key Information — 3.D. Risk Factors.” The Group does not undertake any obligation to revise or publicly release the results of any revision to these forward-looking statements.
5.A.   OPERATING RESULTS
Overview
BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of November 2023 (source: Clarksons). As of 31 December 2023, the Group owned and/or operated a fleet of 47 vessels, including 37 operated VLGCs (of which 20 were owned), two MGCs time chartered-in by Product Services and eight VLGCs owned by BW India. Seventeen out of 47 vessels have LPG dual-fuel propulsion technology onboard. The Group’s fleet operates globally, with a current total carrying capacity of 3.8 million CBM as of 31 December 2023.
BW LPG has two reporting segments: Shipping and Product Services. See “Item 4. Information on the Company — Item 4.B. Business Overview.”
The following selected consolidated financial data relating to the Group for the financial years ended 31 December 2022 and 2021 has been extracted, without material adjustment, from the Financial Statements.
	Year ended 31 December
In US$’000	2022	2021
Revenue – Shipping	833,332	630,185
Revenue – Product Services	724,792	611,170
Cost of cargo and delivery expenses – Product Services	(640,554)	(557,183)
Voyage expenses – Shipping	(350,016)	(222,220)
	567,554	461,952
Vessel operating expenses	(93,428)	(100,147)
Time charter contracts (non-lease components)	(19,506)	(14,427)
General and administrative expenses	(31,916)	(32,582)
Charter hire expenses	(16,427)	(9,409)
Fair value gain from equity financial asset	—	1,995
Finance lease income	585	1,025
Other operating income – net	815	3,296
Depreciation	(158,815)	(153,653)
Amortisation of intangible assets	(610)	(546)
Gain on disposal of vessels	21,110	22,932
Gain on derecognition of right-of-use assets (vessels)	—	2,536
Write-back of impairment charge on vessels	1,470	31,901
Remeasurement of equity interest in joint venture	—	9,835
Other expenses	—	(1,146)
Operating profit	270,832	223,562

Confidential Treatment Requested by BW LPG Limited

	Year ended 31 December
In US$’000	2022	2021
Foreign currency exchange loss – net	(814)	(792)
Interest income	1,941	3,435
Interest expense	(29,773)	(38,552)
Other finance expenses	(2,538)	(2,743)
Finance expenses – net	(31,184)	(38,652)
Share of profit of a joint venture	—	2,031
Profit before tax	239,648	186,941
Income tax expense	(1,071)	(521)
Profit after tax	238,577	186,420

Key performance indicators and non-IFRS financial measures
The management of the Group monitors the performance of the Group’s business and results of operations according to the following key performance indicators. Certain of these key performance indicators are non-IFRS financial measures. For definitions of these measures and reconciliations to the nearest IFRS measures, see “Presentation of Financial and Other Information — Non-IFRS Financial Measures.”
	As of, and for the year ended, 31 December
	2023	2022	2021
TCE income – Shipping (US$’000)		567,661	465,310
Calendar days (total)		13,988	14,848
TCE income per calendar day (total) (US$’000)		40.6	31.4
Available days		13,341	13,880
TCE income per available day (US$’000)		42.6	33.5
Gross (loss)/profit – Product Services (US$’000)		(3,521)	(3,358)
Vessel operating expenses (US$’000)		93,428	100,147
Calendar days (owned)		11,178	12,509
Vessel operating expenses per calendar day (owned) (US$’000)		8.4	8.0
Net cash from operating activities (US$’000)		505,300	307,303
Adjusted free cash flow (US$’000)		658,338	329,948
Return on equity(1)		16.0%	14.1%
Operating profit (US$’000)		270,832	223,562
ROCE		11.9%	9.8%
Net leverage ratio(2)		23.1%	35.0%

(1)
The Group defines return on equity as, with respect to a particular financial year, the ratio of the profit after tax for such year to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the year as presented in the consolidated balance sheet.

(2)
The Group defines net leverage ratio as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

Confidential Treatment Requested by BW LPG Limited

Key Factors Affecting the Group’s Results of Operations and Financial Position
Shipping
The management of the Group monitors the results of operations of Shipping on the basis of income on time charter equivalent basis (TCE income — Shipping). The principal components of TCE income — Shipping include the following:
•
Revenue from spot voyages.   Revenue from spot voyages is revenue earned from spot voyage which is typically a single round trip that is priced based on a current or spot market rate.

•
Revenue from time charter voyages.   Revenue from charter voyages is revenue earned from vessels that are time chartered to customers for fixed periods of time at rates that are generally fixed.

•
Inter-segment revenue.   Inter-segment revenue is revenue for the services provided by Shipping to Product Services.

•
Voyage expenses.   Voyage expenses are expenses related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

The Group’s revenue in Shipping is earned from revenue received from LPG vessels that operate on spot voyages and time charters, which are determined by market forces based upon various factors, such as the supply and demand for LPG vessels and the number of available vessels, see “Item 3. Key Information —  3.D. Risk Factors — Risks Related to the Industry in which the Group Operates.” Revenue — Shipping depends on freight rates, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. Time charter rates reflect, among other things, the prevailing spot market rates and expectations of future time charter rates at the time of entry into the relevant time charter agreement.
The vessels in the Group’s fleet operate on spot voyages and time charters:
•
a spot voyage is typically a single round trip that is priced on a current or spot market rate;

•
under time charters, vessels are chartered to customers for fixed periods of time at rates that are generally fixed.

The majority of the Group’s LPG vessels are operated under a pool arrangement, which facilitates the operation of the Group’s fleet. This pool is a marketing and revenue sharing arrangement under which each participating vessel is given “pool points.” Earnings from the pool are distributed between the owners according to these pool points. The pool points are negotiated between the owners of the vessels participating in the pool and revised from time to time based on each vessel’s size, speed, fuel consumption and other technical and operational parameters. Pool managers receive a percentage of the pool’s revenue as fee for managing the pool. The Company acts as the manager for the pool and receives a commission for all vessels that participated in the pool. The pool includes vessels owned and/or operated by the Group, except that time chartered-out vessels with time charter durations longer than one year are currently excluded from the pool. BW India’s vessels do not participate in the pooling arrangements. External pool participants include Exmar, Vitol and Sinogas. See “Item 4. Information on the Company — Item 4.B. Business Overview —  Shipping — Fleet — Pool Arrangement.”
Shipping recognises revenue and expenses under contracts entered into with Product Services (See “— Product Services” below).
Voyage expenses represent expenses that are related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Under a time charter, the charterer is responsible for these costs.
Historically, bunker fuel expenses have amounted to more than one-half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for    %, 63% and 60% of the Group’s voyage expenses for the years ended 31 December 2023, 2022 and 2021, respectively.

Confidential Treatment Requested by BW LPG Limited

The following table sets forth the average bunker fuel prices for the periods indicated:
	Year ended 31 December
In US$	2023	2022	2021
Average bunker fuel price per tonne		797	533
Bunker fuel prices generally rose in the first half of 2022 and decreased in the second half of 2022. Bunker fuel prices generally rose in the year ended 31 December 2021 (source: Zeronorth). The price of bunker fuel correlates largely with the price of crude oil and, therefore, fluctuations in the price of crude oil have a direct impact on the Group’s bunker fuel expenses. In addition, the retrofitting of the vessels and installation of scrubbers, compared to using standard very low sulphur fuel oil (i.e., regular compliant fuel), contributes to decreases in the bunker costs for each voyage. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs).”
Port charges represent the second largest component of the Group’s total voyage expenses. Historically, port charges accounted for approximately    %, 23% and 32% of the Group’s total voyage expenses for the years ended 31 December 2023, 2022 and 2021, respectively.
Currently, the Group pays commissions of between 1.3% and 4.0% of the gross income received to ship brokers associated with the charters, depending on deal structure and whether any address commission is involved. The commission is presented as one of the expense items classified under voyage expenses.
Product Services
The Group’s revenue in Product Services is derived from trading activities, comprising the sale of LPG cargo and net derivative gains and losses, which arise from hedging transactions entered into by the Group to manage exposure to fluctuations in LPG prices and freight rates.
Product Services enters into the following types of contracts with customers:
•
Long-term supply contracts, whereby a specified number of cargo deliveries is made over an agreed timeframe. Long-term contracts are based on an industry published index plus/minus a pre-agreed premium/discount.

•
Spot sales contracts, whereby a single cargo is delivered in a specified date range.

In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for total consideration of US$53 million in order to expand Product Services. Post-acquisition of Vilma’s LPG trading operations in November 2022, the Group determined its accounting policy on revenue recognition for commodity contracts should be on a gross basis because, as a result of the acquisition, the Group has become a commodity trader. Therefore, gross proceeds from the physical delivery of commodities and change in fair value of commodity contracts are reported as Revenue — Product Services on the consolidated statement of comprehensive income. For more detail on the change of the policy see Note 28 to the Financial Statements. This change was applied retrospectively to the financial year ended 31 December 2021.
Product Services has CoAs with Shipping, pursuant to which Product Services commits to utilise the fleet for a minimum number of voyages or voyage hours over an agreed timeframe, and Shipping commits to provide the relevant transport capacity. Accordingly, Shipping recognises revenue for the services provided under such CoAs, and Product Services recognises expenses relating to the services provided. Further, Product Services participates in the pool arrangement by placing some of its chartered-in vessels into the pool operated by Shipping (see “Item 4. Information on the Company — 4.B. Business Overview —  Shipping — Fleet — Pool Arrangement”), with the pool distribution income received by Product Services accounted for as revenue by Product Services and as an expense by Shipping. These inter-segment revenue and expenses are eliminated in consolidation. For more information on inter-segment eliminations, see Note 23 to the Financial Statements.

Confidential Treatment Requested by BW LPG Limited

Product Services seeks to mitigate risks relating to fluctuations in freight rates by entering into hedging transactions in the exchange traded market or by entering into chartered-in contracts with ship owners at fixed freight rates. Mark-to-market exposures in relation to hedging contracts are regularly and substantially collateralised (primarily with cash) pursuant to margining arrangements in place with such hedge counterparts. Significant fluctuations in the freight rates being hedged could result in sudden large cash demands on Product Services as a result of such margining arrangements.
The chartered-in contracts entered into by Product Services are accounted for at book value under IFRS 16, whereas the physical cargo contracts and derivative hedging instruments entered into by Product Services are accounted for at fair value. The difference between the fair value and the book value of the chartered-in contracts is recognised when the chartered-in contracts are utilised, i.e., with respect to the chartered-in vessels transferred to the pool operated by Shipping, when income from the pool is received by Product Services, and/or, with respect to the chartered-in vessels used by Product Services to deliver cargo, when the corresponding cargo is delivered.
As a result, Product Services may have unrealised gains or losses with respect to the chartered-in contracts prior to utilisation of such chartered-in contracts. Further, Product Services may enter into profit sharing arrangements with ship owners, pursuant to which, if the market freight rates increase, the charter hire payments are increased by half of the difference between the increased market freight rate and the floor rate set out in the relevant chartered-in contracts.
With respect to the chartered-in vessels used by Product Services to deliver cargo, there may be a time lag between the recognition of gains and losses on chartered-in contracts and on cargo hedging contracts, respectively. For example, if the geographic arbitrage “widens” (the difference between cost pricing indexes at source and sales pricing indexes at the discharge location increases) and forward freight value increases, Product Services would recognise a loss based on the marked-to-market value of the cargo hedging contract, and a corresponding increase in value of the chartered-in contract would be recognised when the cargo is delivered.
Interest rate fluctuations
As of            , the Group’s net interest-bearing floating rate debt was approximately US$      . As a result of the net floating rate borrowings, an increase in interest rates would cause an increase in the amount of interest payments affecting the results of operations of the Group, see “Item 3. Key Information —  3.D. Risk Factors — Risks Related to Financing and Market Risk — Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit.”
Seasonality
The markets in which the Group operates have historically experienced seasonal variations in demand. In recent years, the VLGC shipping market has been subject to several seasonal drivers that have impacted earnings. These include, but are not limited to, colder than expected temperatures in key importing regions, which in turn could result in higher demand for LPG used for heating purposes. Furthermore, colder temperatures in the United States could limit the amount of LPG available for exports. As a result, the Group’s revenue has historically been higher during the quarters ended 31 December and 31 March and lower during the quarters ended 30 June and 30 September. See “Item 3. Key Information —  3.D. Risk Factors — Risks Related to the Group’s Operations — The Group’s operating results may be subject to seasonal fluctuations and weather conditions.”
Cyclicality
In the past, the market for shipping LPG has been highly cyclical and volatile. For a discussion of certain factors that affect supply and demand for gas transportation, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in Which the Group Operates — The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations.”

Confidential Treatment Requested by BW LPG Limited

Vessel operating expenses
Vessel operating expenses include manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses. Insurance costs are affected by general pricing trends in the insurance market, the size, age and composition of the fleet and the Group’s claims track record. The Group’s maintenance costs tend to increase or decrease as the average age of its vessels increases or decreases. Costs for maintenance are expensed as incurred.
General and administrative expenses
General and administrative expenses comprise external statutory and professional fees, as well as fees paid to related companies for the provision of corporate service functions (such as finance, tax, legal, insurance, IT, human resources and facilities) to the Group.
Charter hire expenses
Charter hire expenses include (i) charter rates under short-term chartered-ins that the Company has elected to recognise as expenses, and (ii) variable lease payments under three long-term chartered-ins that are recognised as right-of-use vessels. Variable lease payments are made pursuant to profit share arrangements, whereby an increase in market freight rates above a certain contracted freight rate are equally shared with the ship owner.
Depreciation
The cost of the Group’s vessels is depreciated on a straight-line basis over the estimated remaining economic useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. To comply with industry certification or governmental requirements, the Group’s vessels are required to undergo planned drydocking for major repairs and maintenance, which cannot be carried out while the vessels are operating. The Group recognises costs associated with drydockings and expenses for vessel upgrades in the carrying amount of vessels, and depreciates these costs on a straight-line basis over the duration of the drydocking cycle or based on the Group’s assessment of the useful lives of the upgrades.
Impairment
Vessel values can fluctuate substantially over time. The Group assesses at each balance sheet date whether there is any indication that a vessel’s value may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the vessel, and write down the vessel to the recoverable amount through the income statement. Following the recovery of the freight market and vessel prices, the Group wrote back an impairment charge of US$1.5 million on a right-of-use vessel and US$31.9 million on certain vessels as of 31 December 2022 and 2021, respectively. See “Item 3. Key Information — 3.D. Risk Factors —  Risks Related to the Group — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”
Income tax
The income tax expense for each period comprises current and deferred tax. Tax is recognised as income or expense in profit or loss, except to the extent that it relates to items recognised in other comprehensive income in which case the tax is also recognised in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Positions taken in tax returns are evaluated periodically, with respect to situations in which applicable tax regulations is subject to interpretation, and provisions are established where appropriate, on the basis of amounts expected to be paid to the tax authorities. The Group operates in several jurisdictions and under several tax regimes.

Confidential Treatment Requested by BW LPG Limited

Internal Control Over Financial Reporting
Upon the effectiveness of this registration statement, the Group will be subject to Section 404, which requires that the Group include a report from its management on the Group’s internal control over financial reporting in its second annual report on Form 20-F. In addition, the Group’s independent registered public accounting firm must attest to and report on the effectiveness of the Group’s internal control over financial reporting in the Group’s second annual report on Form 20-F. Accordingly, the Group will be subject to a more extensive and strict compliance and reporting regime than the Group was prior to the effectiveness of this registration statement.
In connection with the preparation of this registration statement, the Group’s management has identified a material weakness in the Group’s internal control over financial reporting. The Group’s management concluded this after determining that it needed to correct certain immaterial errors in its financial statements for the year ended 31 December 2022, which were previously published pursuant to the Group’s ongoing reporting requirements as an OSE-listed company. The PCAOB defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls. The Group’s management did not undertake a comprehensive assessment of the Group’s internal controls for purposes of identifying and reporting control deficiencies as the Group’s management will be required to do so only after the Listing, and had the Group’s management undertaken such an assessment, additional significant deficiencies and/or material weaknesses might have been identified.
The Group’s management is committed to improving the Group’s financial organisation to ensure that the Group has effective internal control over financial reporting in accordance with the requirements under Section 404 and the Group’s management is in the process of implementing a number of measures to address the material weakness identified, including, among other things, hiring additional accounting and reporting personnel with adequate SEC knowledge, skills, experience and training and formalising existing and implementing additional internal control procedures and policies to improve the financial reporting process in compliance with Section 404.
Results of Operations
Results of operations by segment for the year ended 31 December 2022 compared to the year ended 31 December 2021
Shipping
The table below sets forth the TCE income — Shipping for the year ended 31 December 2022 and 2021.
	Year ended 31 December
US$’000	2022	2021
Shipping
Revenue from spot voyages	699,028	451,329
Inter-segment revenue	87,328	57,345
Voyage expenses	(350,016)	(222,220)
Inter-segment expense	(2,983)	—
Net income from spot voyages	433,357	286,454
Revenue from time charter voyages	134,304	178,856
TCE income – Shipping	567,661	465,310
TCE income — Shipping increased by US$102.4 million, or 22.0%, from US$465.3 million for the year ended 31 December 2021 to US$567.7 million for the year ended 31 December 2022. This was primarily

Confidential Treatment Requested by BW LPG Limited

attributable to an increase of US$146.9 million, or 51.3%, in net income from spot voyages from US$286.5 million for the year ended 31 December 2021 to US$433.4 million for the year ended 31 December 2022 due to an increase in average spot rates of approximately 40.0% and a higher number of spot voyages in the year ended 31 December 2022, compared to the year ended 31 December 2021. The increase in net income from spot voyages was partially offset by a decrease in revenue from time charter voyages of US$44.6 million, or 25%, from US$178.9 million for the year ended 31 December 2021 to US$134.3 million for the year ended 31 December 2022 due to a decrease of average time charter out rates of approximately 3.0% and a lower number of time charter days in the year ended 31 December 2022, compared to the year ended 31 December 2021.
TCE income — Shipping per calendar day (total) for the entire fleet was US$40,600 per day for the year ended 31 December 2022, an increase of 29.3% from US$31,400 per day for the year ended 31 December 2021. The increase was largely due to higher LPG spot rates in 2022. The calendar days (total) decreased by 6.0% from 14,848 days for the year ended 31 December 2021 to 13,988 days for the year ended 31 December 2022. The decrease in calendar days (total) was primarily due to vessel disposals of 1.6 and 2.5 vessel equivalent in 2022 and 2021 respectively.
TCE income — Shipping per available day for the entire fleet was US$42,600 per day for the year ended 31 December 2022, an increase of 27.0% from US$33,500 per day for the year ended 31 December 2021. The increase was largely due to higher LPG spot rates in 2022.
The available days decreased by 3.9% from 13,880 days for the year ended 31 December 2021 to 13,341 days for the year ended 31 December 2022. The decrease in available days was primarily due to the sale of two vessels in the year ended 31 December 2022. During the year ended 31 December 2022, there were a total of 647 off-hire days, which was a decrease of 321 off-hire days, or 33.0%, from the 968 off-hire days for the year ended 31 December 2021. The decrease in off-hire days was primarily due to the completion of the dual fuel propulsion engine retrofitting programme in Q2 2022. The dual fuel propulsion engines were retrofitted on three and nine vessels for the year ended 31 December 2022 and 2021, respectively.
Product Services
The table below sets forth the Group’s revenue in Product Services for the year ended 31 December 2022 and 2021.
	Year ended 31 December
In US$’000	2022	2021
Product Services
Revenue from Product Services	724,792	611,170
Inter-segment revenue	2,983	—
Cost of cargo and delivery expenses	(640,554)	(557,183)
Inter-segment expense	(87,328)	(57,345)
Depreciation	(3,414)	—
Gross loss – Product Services	(3,521)	(3,358)
Revenue from Product Services increased by US$113.6 million, or 18.6%, from US$611.2 million for the year ended 31 December 2021, to US$724.8 million for the year ended 31 December 2022. The increase was largely due to an increase in the amount of cargo delivered and an increase in the average cargo price, as well as an increase in hedging gains. The inter-segment revenue from the pool operated by BW LPG increased from zero for the year ended 31 December 2021 to US$3.0 million for the year ended 31 December 2022 as the vessels from Product Services were only placed into the pool arrangement in December 2022 after the acquisition of Vilma Oil Trading.
Cost of cargo and delivery expenses in Product Services increased by US$83.4 million, or 15.0%, from US$557.2 million for the year ended 31 December 2021, to US$640.6 million for the year ended 31 December 2022. The increase was largely due to an increase in the average cargo price of 15.0% from the

Confidential Treatment Requested by BW LPG Limited

year ended 31 December 2021 to the year ended 31 December 2022. The increase in the cost of cargo and delivery expenses was also due to an increase of US$30.0 million in the amount of internal freight expenses transacted between Shipping and Product Services which are eliminated on consolidation. These increased from US$57.3 million for the year ended 31 December 2021 to US$87.3 million for the year ended 31 December 2022.
Results of operations of the Group for the year ended 31 December 2022 compared to the year ended 31 December 2021
Revenue — Shipping
Revenue — Shipping increased by US$203.1 million, or 32.2%, from US$630.2 million for the year ended 31 December 2021, to US$833.3 million for the year ended 31 December 2022. See “Results of operations by segment for the year ended 31 December 2022 compared to the year ended 31 December 2021 — Shipping” above for detail.
Revenue — Product Services
Revenue — Product Services increased by US$113.6 million, or 18.6%, from US$611.2 million for the year ended 31 December 2021, to US$724.8 million for the year ended 31 December 2022. See “Results of operations by segment for the year ended 31 December 2022 compared to the year ended 31 December 2021 —  Product Services” above for detail.
Cost of cargo and delivery expenses — Product Services
Cost of cargo and delivery expenses — Product Services increased by US$83.4 million, or 15.0%, from US$557.2 million for the year ended 31 December 2021, to US$640.6 million for the year ended 31 December 2022. See “Results of operations by segment for the year ended 31 December 2022 compared to the year ended 31 December 2021 — Product Services” above for detail.
Voyage expenses — Shipping
Voyage expenses — Shipping increased by US$127.8 million, or 57.5%, from US$222.2 million for the year ended 31 December 2021, to US$350.0 million for the year ended 31 December 2022. See “Results of operations by segment for the year ended 31 December 2022 compared to the year ended 31 December 2021 —  Shipping” above for detail.
Vessel operating expenses
Vessel operating expenses decreased by US$6.7 million, or 6.7%, from US$100.1 million for the year ended 31 December 2021, to US$93.4 million for the year ended 31 December 2022. The decrease was largely due to a decrease in manning costs incurred for the year ended 31 December 2022 after the recovery from the COVID-19 pandemic. For the year ended 31 December 2021, the impact from the pandemic resulted in higher manning costs of US$46.9 million, which was largely caused by higher travelling costs, quarantine costs and an increase in crew welfare costs onboard.
Vessel operating expenses per calendar day (owned) increased by US$400, or 5.0% from US$8,000 for the year ended 31 December 2021, to US$8,400 for the year ended 31 December 2022. The increase was largely due to higher maintenance and repair expenses resulted from the increase in the price for lubricating oils, spares and consumables, as well as higher manning expenses.
Time charter contracts (non-lease components)
Time charter contracts (non-lease components) increased by US$5.1 million, or 35.2%, from US$14.4 million for the year ended 31 December 2021, to US$19.5 million for the year ended 31 December 2022. The increase was largely due to the extension of three chartered-in contracts and the addition of one new chartered-in contract which were accounted for as lease liabilities for the year ended 31 December 2022. Non-lease components under time chartered-in contracts included payments for manning and technical management.

Confidential Treatment Requested by BW LPG Limited

General and administrative expenses
General and administrative expenses decreased by US$0.7 million, or 2.0%, from US$32.6 million for the year ended 31 December 2021, to US$31.9 million for the year ended 31 December 2022. The general and administrative expenses remained relatively stable for the years ended 31 December 2021 and 31 December 2022, as there were no significant organisational changes within the Group.
Charter hire expenses
Charter hire expenses increased by US$7.0 million, or 74.6%, from US$9.4 million for the year ended 31 December 2021, to US$16.4 million for the year ended 31 December 2022. The increase was largely due to higher profit sharing for three chartered-in vessels due to higher freight rates for the year ended 31 December 2022.
Other operating income — net
Other operating income — net decreased by US$2.5 million, or 75.3%, from US$3.3 million for the year ended 31 December 2021, to US$0.8 million for the year ended 31 December 2022. The decrease was largely due to a write-off of the loan receivable from BW India of US$4.2 million in 2021. This was partially offset by realised exchange loss of US$1.8 million recognised in 2021 compared to a realised foreign exchange gain of US$0.3 million in 2022.
Depreciation
Depreciation increased by US$5.2 million, or 3.4%, from US$153.7 million for the year ended 31 December 2021, to US$158.8 million for the year ended 31 December 2022. The increase was largely due to an increase in depreciation charge from right-of-use assets of US$12.4 million, or 36%, due to the extension of three chartered-in contracts and the addition of one new chartered-in contract for the year ended 31 December 2022. This was partially offset by vessel disposals of 1.6 and 2.5 vessel equivalent in 2022 and 2021 respectively.
Gain on disposal of vessels
Gain on disposal of vessels increased by US$2.6 million, or 60.7%, from US$4.3 million for the year ended 31 December 2021, to US$6.9 million for the year ended 31 December 2022. The increase was largely due to the sale of two vessels in 2022 as compared to one vessel in the prior year.
Gain on disposal of assets held-for-sale
Gain on disposal of assets held-for-sale decreased by US$4.4 million, or 23.7%, from US$18.6 million for the year ended 31 December 2021, to US$14.2 million for the year ended 31 December 2022. The decrease was largely due to the disposal of three assets held-for-sale in 2022 as compared to five in the prior year.
Write-back of impairment charge on vessels
The Group recognised a write-back of impairment charge on owned vessels of US$31.9 million for the year ended 31 December 2021. No write-back of impairment charge was recognised for the year ended 31 December 2022 because there were no further impairment charges to be written back after the write-back performed in 2021.
Remeasurement of equity interest in joint venture
The Group recognised a remeasurement of equity interest in joint venture of US$9.8 million for the year ended 31 December 2021. The remeasurement exercise was conducted in 2021 with the acquisition of additional shares in BW India in 2021, increasing the Group’s ownership in BW India from 50% and 88%, such that BW India is now accounted for as a consolidated subsidiary. No remeasurement of equity interest in joint venture was recognised for the year ended 31 December 2022 because no such remeasurement exercise was carried out.

Confidential Treatment Requested by BW LPG Limited

Operating profit
For the reasons discussed above, operating profit increased by US$47.3 million, or 21.1%, from US$223.6 million for the year ended 31 December 2021, to US$270.8 million for the year ended 31 December 2022.
Interest income
Interest income decreased by US$1.5 million, or 43.5%, from US$3.4 million for the year ended 31 December 2021, to US$1.9 million for the year ended 31 December 2022. In 2021, interest income of US$3.3 million from a loan to BW India was recognised. This was partially offset by an increase in interest income of US$1.4 million earned from higher bank balances in 2022 as compared to the prior year.
Interest expense
Interest expense decreased by US$8.8 million, or 22.8%, from US$38.6 million for the year ended 31 December 2021, to US$29.8 million for the year ended 31 December 2022. The decrease was largely due to an increase in the LIBOR rates which resulted in a net increase in the interest rate swap receipts of US$8.3 million, or 72%, which offset the interest expenses incurred for the year ended 31 December 2022.
Finance expenses — net
For the reasons discussed above, finance expenses — net decreased by US$7.5 million, or 19.3%, from US$38.7 million for the year ended 31 December 2021, to US$31.2 million for the year ended 31 December 2022.
Profit before tax for the financial year
For the reasons discussed above, profit before tax for the financial year increased by US$52.7 million, or 28.2%, from US$186.9 million for the year ended 31 December 2021, to US$239.6 million for the year ended 31 December 2022.
5.B. LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Cash
As of 31 December 2023, the Group had cash and cash equivalents of US$      , compared to US$284.5 million as of 31 December 2022. The Group has financed its capital requirements with cash flows from operations as well as bank borrowings. Financing for the Group has historically been provided through intercompany current accounts to meet the working capital requirements of the Group. External debt is primarily held by BW LPG Holding Pte Ltd, a wholly-owned subsidiary of the Company, where interest rates are hedged using interest rate swaps, and foreign exchange is hedged using foreign exchange forward contracts.
The Group’s principal sources of funds for its liquidity needs are cash flows from operations and bank borrowings. The Group’s main uses of funds have been expenditures for drydockings and other vessel maintenance expenditures, acquisition of new and second-hand vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenses incurred to ensure the Group’s vessels comply with international and regulatory standards, purchases of cargoes, finance expenses and repayment of borrowings, trust receipts and margin calls.
Further, on 30 November 2023, the Group committed to invest approximately US$40 million in infrastructure projects in India. See “Item 4. Information on the Company — 4.B. Business Overview —  Infrastructure Projects.”
There are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.
The management of the Group believes that cash flows from operations and undrawn funds available under bank borrowings and trade finance facilities will be sufficient to support its growth strategy, which

Confidential Treatment Requested by BW LPG Limited

may involve the potential purchase of vessels, acquisition of subsidiaries, related investments or increase in cargo trades. Management also expects to use the funds in accordance with the Group’s capital return policy. Depending on market conditions in the LPG maritime transportation industry and acquisition opportunities that may arise, the Group may seek to obtain additional debt or equity financing.
The Group uses cash to fund dividend payments in accordance with its dividend policy. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”
The Group also uses cash to fund share repurchases. See “Item 10. Additional Information — 10.A. Share Capital — History of the Share Capital.”
The Company is of the opinion that the working capital available for the Group is sufficient for its present purposes.
Cash Flows
The following table summarises the Group’s historical cash flows under IFRS and is extracted from the Financial Statements.
	Year ended 31 December
US$’000	2023	2022	2021
Net cash from operating activities		505,300	307,303
Net cash from investing activities		112,549	75,718
Net cash used in financing activities		(522,100)	(309,730)
Net increase in cash and cash equivalents		95,749	73,291
Cash and cash equivalents at the beginning of the financial year		129,647	56,356
Cash and cash equivalents at the end of the financial year		225,396	129,647
Net cash from operating activities
Net cash from operating activities increased by US$198.0 million, or 64.4%, from an inflow of US$307.3 million for the year ended 31 December 2021, to an inflow of US$505.3 million for the year ended 31 December 2022.
The increase in net cash from operating activities from the year ended 31 December 2021 to the year ended 31 December 2022 was mainly attributable to higher LPG spot rates as a result of the strengthening of the freight market in 2022 and reduction in working capital.
Net cash from investing activities
Net cash from investing activities increased by US$36.8 million, or 48.6%, from an inflow of US$75.7 million for the year ended 31 December 2021, to an inflow of US$112.5 million for the year ended 31 December 2022.
The increase in net cash from investing activities from the year ended 31 December 2021 to the year ended 31 December 2022 was mainly attributable to lower drydocking and vessel upgrade activities compared to the prior period. This was partly offset by lower sales proceeds received from vessel disposals as fewer vessels were sold in 2022 compared to 2021 and payment for the acquisition of the LPG trading operations from Vilma Oil in 2022.
Net cash used in financing activities
Net cash used in financing activities increased by US$212.4 million, or 68.6%, from an outflow of US$309.7 million for the year ended 31 December 2021, to an outflow of US$522.1 million for the year ended 31 December 2022.

Confidential Treatment Requested by BW LPG Limited

The increase in net cash used in financing activities from the year ended 31 December 2021 to the year ended 31 December 2022 was mainly attributable to lower bank borrowings in 2022, as a new term loan of US$198 million was entered into and drawn in 2021, the early settlement of a term loan facility and an increase in the net repayment of trust receipts (i.e. short-term financing from banks for the purchase of LPG cargoes) in connection with the acquisition of the LPG trading operations from Vilma Oil in 2022.
Capital Resources and Indebtedness
As of 31 December 2023, the Group had entered into the following secured term loan facilities and revolving credit facilities:
Facility agreement	Undrawn facility amount	Principal amount outstanding	Interest rate	Maturity date
	US$’000	US$’000
US$437,500,000 Loan Facility
ECA tranche
Advance C		10,158	SOFR + 1.96%	March 2027
Advance D		10,938	SOFR + 1.96%	April 2027
Advance E		12,245	SOFR + 1.96%	August 2027
Advance F		13,079	SOFR + 1.96%	October 2027
Advance G		14,386	SOFR + 1.96%	April 2028
Total (ECA tranche)		60,806
RCF commercial facility	87,904		SOFR + 1.96%	April 2028
RCF increase facility	22,226		SOFR + 1.96%	April 2028
US$250,600,000 Term and Revolving Credit Facilities
K-Sure facility
Tranche A		13,710	SOFR + 1.41%	May 2028
Tranche B		14,340	SOFR + 1.41%	October 2028
Tranche C		14,388	SOFR + 1.41%	October 2028
Tranche D		14,000	SOFR + 1.41%	January 2029
Total (K-Sure facility)		56,438
Commercial facility
Tranche A	4,300	14,100	SOFR + 1.96%	May 2028
Tranche B	12,500	5,000	SOFR + 1.96%	October 2028
Tranche C	17,500		SOFR + 1.96%	October 2028
Tranche D	16,800		SOFR + 1.96%	January 2029
Total (Commercial facility)	51,100	19,100
Additional commercial facility
Tranche A	50	8,700	SOFR + 1.91%(1)	May 2028
Tranche B	46	8,800	SOFR + 1.91%(1)	October 2028
Tranche C	46	8,800	SOFR + 1.91%(1)	October 2028
Tranche D	46	8,800	SOFR + 1.91%(1)	January 2029
Total (Additional commercial facility)	188	35,100
US$458,500,000 Senior Secured Term Loan and Revolving Credit Facility	133,600		SOFR + 1.91%	May 2026
US$198,412,500 Senior Secured Term Loan
Tranche A		50,050	SOFR + 2.06%	June 2026
Tranche B		90,111	SOFR + 2.06%	November 2026

Confidential Treatment Requested by BW LPG Limited

(1)
There is a sustainability margin adjustment mechanism for the additional commercial facility to receive a 0.05% increase or reduction in the margin based on the sustainability score of the Group’s owned vessels. For 2023, the Group has achieved the 0.05% reduction in the margin since the Group’s vessels have met the sustainability criteria.

US$437,500,000 Loan Facility
In February 2015, the Group entered into a US$400.0 million secured term loan to finance seven of its VLGC newbuilds. The facility comprised of a tranche of up to US$267.4 million provided by an export credit agency (“ECA”) and a commercial tranche of up to US$132.6 million and has an amortisation profile of 18 years. The facility is secured by mortgages on the seven VLGCs.
On 15 May 2020, the facility was increased by US$37.5 million with all other terms unchanged to finance the installation of the dual-fuel LPG propulsion engines on five of the financed vessels.
On 25 April 2022, the Group repaid US$75.0 million of the term loan using cash on hand, consisting of US$44.0 million of the commercial tranche and US$31.0 million of the ECA tranche. Following the repayment, two of the mortgaged vessels were released from the facility.
On 22 August 2023, the facility was amended to convert US$112 million of the term loan facilities to revolving credit facilities. The revolving credit facilities were subsequently fully repaid.
US$250,600,000 Term and Revolving Credit Facilities
In April 2016, the Group entered into a US$220.8 million secured term loan to finance four of its VLGC newbuilds. The facility comprised of a tranche insured by Korea Trade Insurance Corporation (“K-Sure”) of up to US$147.2 million and a commercial tranche of up to US$73.6 million. The facility has an amortisation profile of 18 years and is secured by mortgages on the four VLGCs.
On 21 December 2021, the facility was upsized with a US$40.0 million sustainability-linked reducing revolving credit facility to finance the installation of the dual-fuel LPG propulsion engines on the four VLGC vessels. Simultaneously, US$70.2 million of the commercial loan was converted to a revolving credit facility and repaid. All other terms remained unchanged.
US$458,500,000 Senior Secured Term Loan and Revolving Credit Facility
In May 2019, the Group entered into a US$458.5 million facility comprising of US$258.5 million senior secured term loan and US$200.0 million revolving credit facility to refinance its US$800.0 million facility maturing in November 2020. The loan has an amortisation profile of 11 years and is secured by mortgages on 14 of the Group’s owned vessels.
On 28 February 2020, the Group amended the facility to convert US$100.0 million of the US$238.5 million outstanding term loan into revolving credit facility with all other terms unchanged.
On 31 August 2021, the then outstanding term loan amount of US$67.0 million was early repaid.
As of 31 December 2023, there was no drawdown from the revolving credit facility and three vessels remained mortgaged under the facility.
US$198,412,500 Senior Secured Term Loan
In May 2021, the Group entered into a US$198.4 million secured term loan to refinance the purchase of eight second-hand VLGCs. The loan, which is secured by the eight second-hand vessels, has an amortisation profile of 7.5 years.
Interest rate swaps
The Group holds interest rate swaps to hedge the interest rate risk on bank borrowings. As of 31 December 2023, the Group had interest rate swaps with total notional principal amounting to US$       and mature between         . Hedge accounting was adopted for these contracts.

Confidential Treatment Requested by BW LPG Limited

The Group’s interest rate swaps are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) master agreements. All of the Group’s interest rate swaps have transitioned to SOFR fixing, with some of them transitioned to a five-day lookback and a credit adjustment spread of 26 basis points and the rest of them using the fallback of the ISDA 2020 IBOR Fallbacks Protocol (i.e., two-day lookback and credit adjustment spread of 26 basis points).
Trade finance facilities
As of 31 December 2023, the Group via its subsidiary BW LPG Product Services Pte Ltd, has entered into various uncommitted trade finance facilities totalling US$660 million to support its LPG trading activities. Trade finance facilities are secured against the underlying LPG cargoes and related receivables, with further support from a corporate guarantee from BW LPG Limited. As of 31 December 2023, borrowings under these facilities bear interest at floating interest rates ranging from     % to     %.
Financial Covenants
Certain of the Group’s bank facilities contain financial covenants requiring the Company, as the guarantor under the facilities agreements, among other things, to ensure that:
•
the Company has liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than US$50 million and consists of at least US$20 million of cash and cash equivalents;

•
the Company’s adjusted equity on the last day of any fiscal quarter shall at all times be no less than US$350 million; and

•
the Company must maintain a minimum adjusted equity ratio of 25%.

Restrictive Covenants
The Group is required to deliver compliance certificates, which include valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% of the outstanding indebtedness under the applicable facilities, the Group must either provide additional collateral and/or prepay part of the loan to ensure compliance, as applicable.
Other than as stated, the Group’s compliance with the financial covenants listed above is measured as of the end of the second and fourth fiscal quarter of each year. As of            , the Group was in compliance with all covenants under the secured term loan facilities and revolving credit facilities.
Capital Expenditures
The Group’s main capital expenditures arise from drydockings and other vessel maintenance expenditures and acquisition of second-hand vessels.
The following table sets forth information on the Group’s capital expenditures for the periods indicated:
	For the year ended 31 December
In US$’000	2023	2022	2021
Purchase of secondhand vessels		—	70,284
Drydocking and vessel upgrades		46,192	117,052
Total		46,192	187,336
Further, on 30 November 2023, the Group committed to invest approximately US$40 million in infrastructure projects in India. See “Item 4. Information on the Company — 4.B. Business Overview —  Infrastructure Projects.”
See Note 22 to the Financial Statements for details on material cash requirements from known contractual obligations.

Confidential Treatment Requested by BW LPG Limited

5.C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The Group does not undertake any significant expenditure on research and development and have no significant interests in patents or licences.
5.D.   TREND INFORMATION
Key trends that are reasonably likely to impact the Group’s business, results of operations and financial condition include the following:
•
Geopolitical events and political instability, including the war in Ukraine and the Israel-Hamas conflict, has impacted and may continue to impact the Group’s operations and charter rates and costs.

•
US LPG production is expected to continue to outpace the growth in US oil and gas production, which is highly supportive of the LPG shipping industry. LPG production in the United States has increased in 2023 and is expected to grow by 2.3% in 2024 (source: Fearnleys).

•
Most of the exports from the United States are to the Far East. China’s LPG imports have continued to grow in 2023. The PDH capacity in China, which is a driver of LPG demand, has grown significantly since 2021 and is expected to continue growing in 2024 (source: Fearnleys).

•
The Panama Canal congestion due to low water levels and restrictions on Panama Canal transits have resulted in significant increases in freight rates and may continue to lead to increases in freight rates in 2024.

See “Item 4. Information on the Company — 4.B. Business Overview — Market Overview — Key LPG shipping demand drivers & — VLGC supply” for more detail.
5.E.   CRITICAL ACCOUNTING ESTIMATES
Not applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.   DIRECTORS AND SENIOR MANAGEMENT
Directors
The Directors and their principal functions within the Company, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below.
Name	Position	Age
Andreas Sohmen-Pao	Chairman	52
Anne Grethe Dalane	Non-Executive Director	63
Sonali Chandmal	Non-Executive Director	55
Luc Gillet	Non-Executive Director	65
Andrew E. Wolff	Non-Executive Director	54
The following is a brief biography of each of the Company’s Directors.
Andreas Sohmen-Pao
Andreas Sohmen-Pao is Chairman of the Company and BW Group, BW Offshore, Hafnia, BW Epic Kosan, BW Energy and Cadeler. He is also Chairman of the Global Centre for Maritime Decarbonisation and a trustee of the Lloyd’s Register Foundation. Mr. Sohmen-Pao was previously Chairman of the Singapore Maritime Foundation and has served as a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd, London P&I Club, Esplanade Co Ltd, National Parks Board Singapore, Sport Singapore and the Maritime and Port Authority of Singapore amongst others. Mr. Sohmen-Pao graduated from Oxford University in England with an honors degree in Oriental Studies and holds an MBA from Harvard Business School.
Anne Grethe Dalane
Anne Grethe Dalane has served on the Board of Directors since 21 November 2013 as an independent director. She is the Chair of the Audit Committee. Ms. Dalane held various senior management positions at Yara, Norsk Hydro in the areas of human resources, corporate strategy and finance. Her board experience includes Arendal Fossekompani, Hafslund, EDB Business Partners, Prosafe and Petroleum Geo Services. Ms. Dalane is a certified financial analyst and holds an MBA from the Norwegian School of Economics.
Sonali Chandmal
Sonali Chandmal has served on the Board of Directors since 20 May 2020 as an independent director. She is currently a partner at A Lamot Incobel & Co, an advisory firm sourcing, structuring and funding private equity opportunities and funds in Europe, India and America. Ms. Chandmal currently serves on the board of directors and renumeration committee of Ageas SA/NV, the board of directors and renumeration committee chair of Ageas Portugal Grupo and the board of directors, audit and sustainability committees of Medicover AB, and the board of directors of Ackermans & van Haaren SA/NV. She is also on the board of directors of the Harvard Club of Belgium and Chapter Zero Brussels. From 1997 to 2017, she worked at Bain & Company, a leading global strategy and management consulting firm, at its offices in San Francisco, London and Brussels. Prior to that, Ms. Chandmal worked at Robertson Stephens & Company, an investment bank specialising in high technology IPOs and mergers & acquisitions. Ms. Chandmal holds a BA in Economics from the University of California at Berkeley, and an MBA at the Harvard University Graduate School of Business Administration.
Luc Gillet
Luc Gillet has served on the Board of Directors since 15 May 2023 as an independent director. Mr. Gillet started his career in 1982 with ETPM and joined Bureau Veritas in 1983 where he held various

Confidential Treatment Requested by BW LPG Limited

management positions. Mr. Gillet joined TotalEnergies in 2003, he was named Senior Vice President Shipping in 2008 and served until 2022. Mr. Gillet currently serves as an independent director of GTT and Orion Global Transport France (OGTF). Mr. Gillet is a graduated engineer from Ecole Nationale Supérieure de Techniques avancées (1980) and holds an EMBA of HEC (1991).
Andrew E. Wolff
Andrew E. Wolff has served on the Board of Directors since 20 May 2020 as an independent director. He was most recently Global Co-Head of the Merchant Banking Division (“MBD”), Head of MBD International and Global Co-Head of Private Equity for Goldman Sachs. He was the Co-Chief Investment Officer of the flagship Merchant Banking private equity funds. Mr. Wolff was a member of the European Management Committee, Corporate Investment Committee, Infrastructure Investment Committee, and Co-Chairman of the Growth Equity Investment Committee. Mr. Wolff joined Goldman Sachs in 1998 in the Principal Investment Area and was named Managing Director in 2005 and Partner in 2006. He has experience investing across global markets and has served on the boards of companies in the United States, Canada, Argentina, Brazil, Japan, China, Korea, the United Kingdom, France, Norway and Denmark. Mr. Wolff earned a BA in Philosophy from Yale University in 1991 and a JD and MBA from Harvard Law School and Harvard Business School, respectively, in 1998.
Senior Management
The current members of the senior executive team with responsibility for day-to-day management of the Group’s business are set out below.
Name	Position	Age
Kristian Sørensen	Chief Executive Officer	47
Samantha Xu	Chief Financial Officer	43
Niels Rigault	Executive Vice President, Commercial	47
Prodyut Banerjee	Vice President and Head of Operations	61
Knut-Helge Knutsen	Vice President and Head of Technical	54
Iver Baatvik	Vice President and Head of Corporate Development	41
The management experience and expertise of the Senior Management is set out below.
Kristian Sørensen
Kristian Sørensen has over 20 years of experience in the LPG shipping industry where he has held several commercial and management positions. He started his career as a shipbroker in Lorentzen & Stemoco in 2002 before joining Inge Steensland AS (today Steem1960) in 2004 as a broker and later partner and Head of Gas department. From 2010-2013, he was responsible for expanding and heading its Singapore office. In 2016 he became CEO of Norwegian broking house Fearnleys, and also served as Deputy Group CEO for the Astrup Fearnley Group until 2021, when he joined Avance Gas as CEO. Kristian joined BW LPG as Deputy CEO and Head of Strategy in September 2022. Kristian spent two years in the Royal Norwegian Navy as a graduate of the Junior Naval Academy and holds a “Siviløkonom” degree from the Norwegian School of Economics (NHH).
Samantha Xu
Samantha Xu has more than 20 years of international finance experience in the shipping and energy sectors. Samantha started her career with A. P. Moller-Maersk Group as management trainee, and worked in its headquarter in Copenhagen, Denmark as financial controller upon graduation. She also headed the finance team for Odfjell SE in the Middle East before joining J. Lauritzen Singapore as its CFO in 2012. In 2019, she joined Royal Vopak, a leading independent terminal company, as its Finance Director managing their terminal portfolio in Asia and the Middle East. Her career primarily focuses on board governance,

Confidential Treatment Requested by BW LPG Limited

risk management, project investment and M&A. Ms. Xu holds a Global Executive MBA and a Corporate Governance Certificate from INSEAD.
Niels Rigault
Niels Rigault has 15 years of experience in competitive shipbroking and in all areas of maritime LPG. He is currently Chairman of the Board of BW LPG India, BW LPG’s India subsidiary. Prior to joining BW LPG in 2016, Mr. Rigault was Senior Partner and Member of the Project department at Inge Steensland where he was responsible for long-term time charters, newbuilds and second-hand vessel transactions. He joined Inge Steensland as a broker in 2006. Mr. Rigault started his career as a broker at Lorentzen and Stemoco A/S in 2002. He holds a Bachelor’s degree in Business Economics from Vrije Universiteit Brussel/Vesalius College and a degree in Marketing from BI Norwegian Business School.
Prodyut Banerjee
Captain Prodyut Banerjee has more than 18 years of experience in Global Operations in the maritime industry. He has held various leadership positions with BW Group since 2005. Prior to joining BW, he worked with ExxonMobil for over 15 years, serving on vessels at sea and in shore positions in the United Kingdom. He has an MBA from the National University of Singapore.
Knut-Helge Knutsen
Knut-Helge Knutsen has held global leadership positions in the maritime and shipping industry for the past 20 years. Before joining BW in 2013, he was Regional Manager at Veritas Petroleum Services for six years, and was with DNV for 11 years where he led various technical departments related to ship building in Norway and South Korea. Mr. Knutsen currently also holds the role as Managing Director for BW LPG Fleet Management AS, is a member of LIoyds Nordic Committee and DNV Nordic Safety Committee. He has a Master’s degree in Marine Engineering from the Norwegian University of Science and Technology and Global Business Leadership qualifications from the IMD Business School in Switzerland.
Iver Baatvik
Iver Baatvik has 10 years of investment banking background before joining BW LPG in 2018 working within the finance and commercial department. Mr. Baatvik has a Master’s Degree in Economics from the University of Oslo and a Bachelor’s degree in Business and Administration from Pacific Lutheran University in Tacoma, Washington.
6.B.   COMPENSATION
Directors’ Remuneration
The shareholders of the Company at the Annual General Meeting (“AGM”) of the Company determine the remuneration of the Board. The remuneration of the directors reflects their competence, level of activity, responsibility, use of resources and the complexity of the business activities. The remuneration of the directors is not linked to the Company’s performance and the directors do not receive profit-related remuneration, share options or retirement benefits from the Company.
	2023	2022	2021
	US$’000	US$’000	US$’000
Directors’ Remuneration
Directors’ fees		376	377
Senior Management’s Remuneration
The Board has established guidelines that set out the main principles applied in determining the salary and other remuneration of the Senior Management. They are communicated at the AGM and are also made available on the Company’s website. Remuneration of the Senior Management is reviewed annually and

Confidential Treatment Requested by BW LPG Limited

approved by the Board based on recommendations by the Remuneration Committee. The Remuneration Committee considers the performance of the Senior Management and gathers information from comparable companies before making its recommendation to the Board.
	2023	2022	2021
	US$’000	US$’000	US$’000
Senior Management’s Remuneration
Salaries and other short-term employee benefits		3,191	3,252
Post-employment benefits – contribution to defined contribution plans		1,237	533
Total		4,428	3,785
In addition, the Senior Management has been granted options pursuant to the share-based compensation plans (see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership —  Senior Management’s Share Ownership”). See “Item 10. Additional Information — 10.A. Share Capital —  Options” for the description of the share-based compensation plans.
Share-Based Compensation Plans
The Company operates an equity-settled, share-based compensation plan: the five-year long-term management share option plan launched on 1 March 2022 (“LTIP 2022”). The Company also operated a five-year long-term management share option plan launched on April 21, 2017 (“LTIP 2017”). See “Item 10. Additional Information — 10.A. Share Capital — Options.”
Defined Contribution Plans
The Company provides defined contribution plans for all employees (including Senior Management), which are post-employment benefit plans under which the Company pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The total amount the Company contributed to the defined contribution plans for the year ended 31 December 2023, 2022 and 2021 was       , US$418,000 and US$416,000, respectively.
6.C.   BOARD PRACTICES
Board of Directors
The Company’s Board of Directors consists of five directors.
•
Andreas Sohmen-Pao, Sonali Chandmal and Anne Grethe Dalane, were re-elected at the 2023 AGM on 15 May 2023 for a term until the next annual general meeting in 2024.

•
Andrew E. Wolff, was re-elected at the 2022 AGM on 13 May 2022 for a term of two years until the next annual general meeting in 2024.

•
Luc Gillet, was elected at the 2023 AGM on 15 May 2023 for a term until the next annual general meeting in 2024.

Board Committees
The Board has an audit committee (“Audit Committee”) and a remuneration committee (“Remuneration Committee”). Each committee’s members and functions are described below.
Audit Committee
The Board has established the Audit Committee as a preparatory and advisory committee for the Board, consisting of two members, both of which are also members of the Board. Anne Grethe Dalane and Sonali Chandmal serve as members of the Audit Committee. Anne Grethe Dalane serves as the Chair of the Audit Committee. Both members of the Audit Committee are independent.

Confidential Treatment Requested by BW LPG Limited

The responsibilities of the Audit Committee include but are not limited to: (i) receiving and reviewing compliance and internal audit reports on a quarterly basis; (ii) monitoring and reviewing internal audit activities, reports and findings; (iii) reviewing annual supervisory plan for internal audit work; (iv) reviewing and monitoring internal controls in connection with quarterly reviews of the Company’s financial reporting; and (v) reviewing the Company’s internal control procedures with the Board and the auditor.
Remuneration Committee
The Board has established the Remuneration Committee in order to ensure thorough and independent preparation of matters relating to compensation paid to the Senior Management. The Remuneration Committee consists of two members, both of which are also members of the Board. Andreas Sohmen-Pao and Luc Gillet serve as members of the Remuneration Committee. Andreas Sohmen-Pao serves as the Chair of the Renumeration Committee.
The responsibilities of the Remuneration Committee include but are not limited to considering the performance of the Senior Management and gathering information from comparable companies to make remuneration recommendation to the Board. Such recommendation aims to ensure convergence of the financial interests of the Company’s Senior Management and shareholders. Sustainability performance objectives are integrated into the variable remuneration of the Senior Management.
6.D.   EMPLOYEES
The total number of Company personnel as of the end of the respective years is provided below.
Category	2023	2022	2021
Crew(1)	1,210	1,595	2,096
Employee	99	94	74
Singapore	54	51	49
Norway	30	29	24
Madrid	13	13	0
Houston	2	1	1
Total	1,408	1,689	2,170

(1)
The Company’s number of crew includes those from both owned and BW India vessels.

6.E.   SHARE OWNERSHIP
Directors’ Share Ownership
None of the Company’s directors hold shares in the Company. BW Group Limited owns 48,407,126 Shares of the Company, representing 34.6% of the outstanding Shares. BW Group is owned by a company controlled by corporate interests associated with the Sohmen family. Andreas Sohmen-Pao is a member of the Sohmen family.
Senior Management’s Share Ownership
As of 1 December 2023, Kristian Sørensen owns 5,000 Shares. No other members of Senior Management own Shares. For information regarding issuance of share capital, please refer to “Item 6. Directors, Senior Management and Employees — 6.B. Compensation.”

Confidential Treatment Requested by BW LPG Limited

As of 1 December 2023, the number of options granted to the Senior Management pursuant to the share-based compensation plans is set out in the following table.
Name	Number of options granted as of 1 December 2023
Kristian Sørensen	220,647
Samantha Xu	0
Niels Rigault	354,894
Prodyut Banerjee	98,372
Knut-Helge Knutsen	98,372
Iver Baatvik	49,680
6.F.   DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.   MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of the Company’s Shares by each person or entity that beneficially own 5% or more of the Company’s 140,000,000 issued Shares, as of 1 December 2023.
Beneficial Owners	Shares Owned	Percentage of Issued Shares	Percentage of Outstanding Shares(1)
BW Group Limited	48,407,126	34.58%	36.93%
Folketrygdfondet	10,022,916	7.16%	7.65%
BW LPG Limited(2)	8,926,105	6.38%	N/A

(1)
The number of outstanding Shares excludes 8,926,105 treasury shares.

(2)
Treasury shares

None of the above shareholders hold voting rights which are different from those that are held by the Company’s other shareholders, except on a resolution to change the Company’s name to remove the reference to “BW,” where BW Group Limited has requested such a resolution in accordance with the Company’s bye-laws, where the Shares held by BW Group Limited and its affiliates shall be deemed to have the number of votes equalling a multiple of ten times the entire number of Shares represented at such meeting.
As of the date of this registration statement, there were       record holders of the Shares in the United States, representing     % of the Company’s Shares.
BW Group owns 34.6% of the outstanding Shares of the Company as of 31 December 2023. Accordingly, BW Group is able to exercise significant influence over outcome of matters on which the Company’s shareholders are entitled to vote, including the election of Board of Directors and other significant corporate actions. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Shares — BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval.”
The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
7.B.   RELATED PARTY TRANSACTIONS
On 25 February 2022, the Group made a convertible loan of US$267,801.5 to Alpha Ori Technology Holdings Pte Ltd (“Alpha Ori”) repayable on 28 February 2023 with an interest rate of 3% per annum. The Group, via its subsidiary BW LPG Technologies Pte Ltd, is a shareholder of Alpha Ori. BW Maritime Pte Ltd and Hafnia Limited, related parties of the Group through the common shareholder BW Group, are shareholders of Alpha Ori. On 30 June 2022, the outstanding amount, including interest accrued until 30 June 2022, was converted into equity via the issuance of ordinary fully paid shares in Alpha Ori. Due to the debt to equity conversion, the Group was allocated an additional 154 ordinary shares of Alpha Ori and owned approximately 5.4% shares in Alpha Ori as at 30 June 2022.
On 16 June 2023, the Group made a loan of US$160,622 to Alpha Ori repayable on or after the first anniversary of the loan with an interest rate of 180 day average SOFR and 3% per annum. As of 30 September 2023, the loan remains outstanding.
7.C.   INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 8.   FINANCIAL INFORMATION
8.A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to pages F-1 through F-54 of this Form 20-F.
Legal Proceedings
The Company is not involved in any material legal proceedings.
Dividend Policy
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realisable value of its assets would thereby be less than its liabilities. Under the Company’s bye-laws, each Share is entitled to dividends if, as and when dividends are declared by the Company’s board of directors, subject to any preferred dividend right of the holders of any preference shares.
BW LPG provides a quarterly dividend payout. The Company also aims for an annual payout ratio of 50% of Shipping’s Net Profit After Tax (“Shipping NPAT”), which will be enhanced to 75% and 100% of Shipping NPAT when net leverage is below 30% and 20%, respectively.
The payout will be adjusted for extraordinary items, and will also take into consideration the following: (i) BW Product Services’ performance, (ii) the Group’s capital expenditure plans; and (iii) all financing requirements, financial flexibility, and anticipated cash flows of the business.
8.B.   SIGNIFICANT CHANGES
Other than as disclosed in Note 29 to the Financial Statements beginning on page F-54, no significant change has occurred since 31 December 2022.

Confidential Treatment Requested by BW LPG Limited

ITEM 9.   THE OFFER AND LISTING
9.A.   OFFER AND LISTING DETAILS
The Shares have traded on the OSE under the symbol “BWLPG” since 21 November 2013. As of 1 December 2023, the Company has 140,000,000 Shares issued and outstanding.
The Company is filing this registration statement on Form 20-F in anticipation of the listing of the Shares on            . Prior to this anticipated listing, there has been no public market for the Shares in the United States. The Company cannot assure you that an active trading market will develop for the Shares in the United States. The Company intends to apply to list the Shares on             under the ticker symbol “           .”
9.B.   PLAN OF DISTRIBUTION
Not applicable.
9.C.   MARKETS
The Shares are currently traded on the OSE under the symbol “BWLPG.” The Company intends to apply to list the Shares on             under the ticker symbol “           .” The Company makes no representation that such applications will be approved or that the Shares will trade on such market either now or at any time in the future.
Norwegian securities laws
Set out below is a summary of certain aspects of securities trading in Norway and the possible implications for shareholders of owning shares in a company that is trading on the OSE in addition to trading on            . Shareholders, whether they trade their shares through             or the OSE, who wish to clarify the aspects of securities trading in Norway and/or its impact on shareholders trading their shares in the United States should consult with and rely upon their own advisors.
The summary is based on the rules and regulations in force in Norway as at the date of this registration statement, which may be subject to changes occurring after such date. This summary does not purport to be a comprehensive description of securities trading in Norway.
Introduction
The OSE is together with Euronext Expand the only regulated markets for securities trading in Norway, being part of Euronext and operated by Oslo Børs ASA. Oslo Børs ASA is 100% owned by Euronext Nordics Holding AS, a holding company established by Euronext N.V. Euronext is a pan-European stock exchange with is registered office in Amsterdam and corporate headquarters at La Défense in Greater Paris. Euronext owns seven regulated markets across Europe, including Amsterdam, Brussels, Dublin, Lisbon, Milan, Oslo and Paris.
Information, control and surveillance
Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The surveillance and corporate control unit of the OSE monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.
The Financial Supervisory Authority of Norway controls the issuance of securities in both the equity and bond markets in Norway and evaluates whether the issuance documentation contains the required information and whether it would otherwise be unlawful to carry out the issuance.
Under Norwegian law, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must promptly release any inside information directly concerning the company (i.e., any information of a precise nature relating directly or indirectly to financial instruments, the issuer

Confidential Treatment Requested by BW LPG Limited

thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which has not been made public or is commonly known in the market). A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The OSE may levy fines on companies violating these requirements.
Disclosure obligations
If a person’s, entity’s or consolidated ‘group’s proportion of the total issued shares and/or rights to shares in a company listed on a regulated market in Norway (with Norway as its home state, which will be the case for the Company) reaches, exceeds or falls below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended (the “Norwegian Securities Trading Act”) to notify the OSE and the issuer immediately. The same applies if the disclosure thresholds are passed due to other circumstances, such as a change in the company’s share capital.
In addition, the Company’s bye-laws require shareholders to make such notifications to the Company regarding their interest in securities in the Company as they are required to make under all applicable rules and regulations to which the Company is subject. See “Item 10. Additional Information — 10.B. Memorandum and Articles of Association” for more information on the disclosure obligations set forth in our bye-laws.
Insider trading
According to Norwegian law, subscription for, purchase, sale, exchange or other acquisitions or disposals of financial instruments that are listed, or subject to the application for listing, on a Norwegian regulated market, or incitement to such dispositions, must not be undertaken by anyone who has inside information and thereby uses that information, as defined in Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and as implemented in Norway in accordance with Section 3-1 of the Norwegian Securities Trading Act. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or similar rights (including financial derivatives) whose value or price either depends on or has an effect on the price or value of such financial instruments or incitement to such dispositions.
Mandatory offer requirements
The Norwegian Securities Trading Act requires any person, entity or consolidated group that becomes the owner of shares representing more than one-third (or more than 40% or 50%) of the voting rights of a company listed on a Norwegian regulated market (with the exception of certain foreign companies) to, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third (or more than 40% or 50% as applicable) of the voting rights in the company and the OSE decides that this is regarded as an effective acquisition of the shares in question.
The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.
When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify the OSE and the company in question accordingly. The notification is required to state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. As a rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by the OSE before the offer is submitted to the shareholders or made public.
The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or

Confidential Treatment Requested by BW LPG Limited

agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.
In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, the OSE may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, the OSE may impose a cumulative daily fine that runs until the circumstance has been rectified.
Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a company listed on a Norwegian regulated market (with the exception of certain foreign companies) is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.
Any person, entity or consolidated group that at the time of listing of the company had a shareholding above any of the above-mentioned thresholds may increase its shareholding up to the next applicable threshold (if any) without triggering the mandatory bid obligation.
Any person, entity or consolidated group that following listing of the company has passed any of the above-mentioned thresholds in such a way as not to trigger the mandatory bid obligation and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.
9.D.   SELLING SHAREHOLDERS
Not applicable.
9.E.   DILUTION
Not applicable.
9.F.   EXPENSES OF THE ISSUE
Not applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 10.   ADDITIONAL INFORMATION
10.A.   SHARE CAPITAL
Overview
As of 1 December 2023, the Company’s authorised share capital is US$1,620,000 divided into 162,000,000 common shares of par value US$0.01 each, with 140,000,000 issued and fully paid shares. The Company currently has only one class of issued and outstanding shares, which have identical rights in all respects (except otherwise as set out herein in respect of removing “BW” from the Company’s name) and rank equally with one another. Fully paid Shares carry one vote per share (except otherwise as set out herein in respect of removing “BW” from the Company’s name) and carry a right to dividend as and when declared by the Company.
Pursuant to the Company’s bye-laws and in accordance with common practice for Bermuda incorporated companies, the Board of Directors, subject to any resolution of the shareholders to the contrary, has authority to issue any authorised unissued shares in the Company on such terms and conditions as it may decide and may exercise all powers of the Company to purchase the Company’s own shares. Any issuance of shares with preferential rights by the Board of Directors is subject to prior approval being given by resolution of a general meeting pursuant to the Company’s bye-laws under Bermuda law.
As of 1 December 2023, the Company holds 8,926,105 of the Company’s Shares. Except as set out in “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership,” there are no share options or other rights to subscribe or acquire Shares issued by the Company.
Options
The Company operates LTIP 2022, an equity-settled, share-based compensation plan. The Company has also operated LTIP 2017. The Company has granted share options to its senior management under LTIP 2017 and has granted share options to its senior management and certain employees of the Company under LTIP 2022. LTIP 2017 was fully awarded in 2021. Under LTIP 2017, at the end of the vesting periods between February 2020 and February 2024, 2,043,784 Shares may be acquired by certain employees from the Company at a predetermined strike price. Under LTIP 2022, at the end of the vesting periods between February 2025 and February 2029, 3,463,336 Shares may be acquired by certain employees from the Company at a predetermined strike price.
Under LTIP 2017, members of the senior management of the Company were on an annual basis for a period of five years awarded share options. The total number of options that were awarded under LTIP 2017 was 568,000 for 2017 and 2018, and 1,515,424 from 2019 to 2021, where each option gives the holder the right to acquire one Share from the Company. The options (i.e. 284,000 options for 2017 and 2018, 568,000 for 2019 to 2021) were awarded each year in connection with the publication of the quarterly report for Q4 for the preceding year, except for 2017 in which the options were awarded on 21 April 2017. The strike price for the options is equal to the sum of (i) the volume weighted average share price (“VWAP”) quoted on the OSE the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 21 April 2017 was NOK 48.15; on 28 February 2018, NOK 42.98; on 28 February 2019, NOK 30.75; on 6 March 2020, NOK 61.64; and on 1 March 2021, NOK 56.98. The options have a vesting period of three years from being awarded, and may then be exercised in a period of three additional years.
Under LTIP 2022, members of the senior management and certain employees of the Company will, on an annual basis for a period of five years, be awarded share options. The total number of options that will be awarded under LTIP 2022 is 3,548,500, where each option will give the holder the right to acquire one Share from the Company. The total number of options that were awarded under LTIP 2022 was 624,536 in 2022 and 709,700 in 2023. The options (i.e. 709,700 options) will be awarded each year in connection with the publication of the quarterly report for Q4 of the preceding year. The strike price for the options shall be equal to the sum of (i) VWAP quoted on the OSE the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 1 March 2022 was NOK 63.15; and on 28 February 2023, NOK 109.77.

Confidential Treatment Requested by BW LPG Limited

The options will have a vesting period of three years from being awarded, and may then be exercised in a period of three additional years. The options are non-tradable and conditional upon the option holder being employed by the Company or its subsidiaries and not having resigned or being terminated for cause prior to the vesting date.
For further information on the Company’s Shares, see “Item 10. Additional Information — 10.B. Memorandum and Articles of Association.”
History of the Share Capital
On 8 December 2021, the Company announced a share buyback programme to purchase up to 10 million Shares for a maximum of US$50 million, to be held as treasury shares. Between 8 December 2021 and 11 April 2023, a total of 7,317,962 Shares were purchased at an average price of NOK 59.4024 per share, for an aggregate consideration of NOK 434.7 million (US$45.5 million).
On 15 May 2023, the Board of Directors resolved to initiate a new share buyback programme, under which the Company will purchase up to six million Shares to hold as treasury shares for a maximum amount of US$50 million.
On 12 June 2023, a tender offer was launched to purchase Shares through a reverse book building process. Following the end of the application period on 14 June 2023, the Company bought 956,222 Shares at a price of NOK 108.00 per share for an aggregate consideration of NOK 103.3 million (US$9.7 million).
On 3 July 2023, the Board of Directors of the Company resolved to cancel 1,938,998 treasury shares held by the Company, including the Shares acquired in the tender offer launched on 12 June 2023.
On 3 July 2023, BW LPG Holding Limited (currently known as BW LPG Holding Pte Ltd), a wholly-owned subsidiary of the Company, transferred its holding of 9,554,003 Shares to the Company. The transfer is part of an internal reorganisation in connection with the Redomiciliation of the Company.
The Redomiciliation
General
The Company intends to carry out a discontinuance of the Company from Bermuda and continuance of the Company in Singapore (the “Redomiciliation”) in accordance with the provisions of Section 132G of the Bermuda Companies Act and Part 10A of the Singapore Companies Act, following the sanctioning and effectiveness of the Scheme (as such term is defined below) by the Supreme Court of Bermuda (the “Court”). The Redomiciliation is aimed at aligning the place of incorporation with the economic substance of the Company.
The proposed Redomiciliation will be carried out pursuant to the Bermuda Companies Act as a discontinuance in Bermuda and continuance of the Company in Singapore. This will require the Company to, amongst other matters, file with the registrar of Companies of Bermuda (the “Bermuda Registrar”) on or before the discontinuance the information and documents required pursuant to Section 132H of the Bermuda Companies Act. Further within 30 days of the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) issuing its certificate of confirmation of registration in Singapore, the Company shall file a copy thereof with the Bermuda Registrar, whereby the Bermuda Registrar shall issue a certificate of discontinuance.
The proposed Redomiciliation will be carried out pursuant to the transfer of registration regime under the Singapore Companies Act, whereby upon the compliance by the Company of the applicable requirements prescribed under the Singapore Companies Act and the Companies (Transfer of Registration) Regulations 2017 (the “Singapore Transfer of Registration Regulations”), the ACRA may, if it thinks fit, register the Company as a company limited by shares by registering its constitution, subject to such conditions as ACRA may impose. Upon registration of the Company, ACRA will issue a notice of transfer of registration (“Notice of Transfer of Registration”) in the prescribed form stating that the Company is, on and from the date specified in the notice: (a) registered by way of transfer of registration under the Singapore Companies Act; and (b) a company limited by shares.

Confidential Treatment Requested by BW LPG Limited

A certificate of confirmation of registration will also be issued by ACRA upon application. The Notice of Transfer of Registration, and the certificate of confirmation of registration issued by ACRA, is each conclusive evidence that the Company is registered under the Singapore Companies Act, and of the date of registration.
Starting on the date of registration specified in the Notice of Transfer of Registration, the Company will be deemed to be a company as defined under the Singapore Companies Act and all provisions of the Singapore Companies Act pertaining to companies apply with such adaptations, exceptions and modifications as may be specified in relevant regulations.
Under the Bermuda Companies Act, the effective date of the discontinuance shall be the date of continuance in Singapore and such discontinuance shall not be deemed to operate to: (i) create a new legal entity; or (ii) prejudice or affect the continuity of the body corporate which was formerly the company that was subject to the Bermuda Companies Act.
Under the Singapore Companies Act, the transfer of registration of a foreign corporate entity to Singapore does not: (i) create a new legal entity; (ii) prejudice or affect the identity of the body corporate constituted by the foreign corporate entity or its continuity as a body corporate; (iii) affect the property, or the rights or obligations, of the foreign corporate entity; or (iv) render defective any legal proceedings by or against the foreign corporate entity, and any legal proceedings that could have been continued or commenced by or against the foreign corporate entity before its transfer of registration may be continued or commenced by or against the company after the registration.
The Company intends to rely on the provisions of Section 3(a)(10) of the Securities Act, which exempts from the registration requirements under the Securities Act the issuance and exchange of securities which have been approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court expressly authorised by law to grant such approval. The Company expects to make an application to the Court to sanction the scheme of arrangement setting forth the terms and conditions of the discontinuance of the Company and continuance in Singapore pursuant to the Bermuda Companies Act (the “Scheme”). It is anticipated that following a preliminary hearing of the Court, the Court will likely summon a meeting of the Company’s shareholders. Following the requisite approval of the Scheme by the Company’s shareholders at such meeting, being a majority in number representing three-fourths in value of the members present and voting either in person or by proxy at such meeting, a final Court hearing as to the fairness of the Scheme would be held at which such shareholders would have the right to appear. It is anticipated that upon being satisfied as to the fairness of the terms and conditions of the Scheme, the Court would sanction the Scheme and grant a final order approving the Scheme. Upon the Court granting such an order it will have no effect until a copy of the order has been delivered to the Bermuda Registrar for registration.
Effects of the Redomiciliation
After the Redomiciliation, the Board of Directors will continue as the main corporate body of the company and the management of the Company will remain the same. The Company’s name BW LPG Limited and ticker on the OSE will remain the same. The Company will have a new company registration number and a new ISIN code for the Shares following the Redomiciliation, but it will retain its LEI. The Company’s registered office following the Redomiciliation will be the current BW LPG Limited office address in Singapore at 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438.
The Redomiciliation will change the Company’s jurisdiction of incorporation from Bermuda to Singapore and, as a result, the Company’s constitutional documents will change and will be governed by Singapore rather than Bermuda law. There are differences between the governing corporate law of Bermuda and that of Singapore. The Company describes these and other changes in more detail under “Item 10. Additional Information — 10.B. Memorandum and Articles of Association” below. However, the Company’s business, assets and liabilities on a consolidated basis, as well as the Board of Directors, executive officers, principal business location and fiscal year, will be the same immediately following the completion of the Redomiciliation as they are immediately prior to the Redomiciliation.

Confidential Treatment Requested by BW LPG Limited

Expected timeline for the Redomiciliation
The Company anticipates that it will make application to the Court in respect of the Scheme in        2024, and depending on the Court’s availability, the Court may hold a hearing within      weeks of such application. Following the Court hearing, it is anticipated that the Court will summon a meeting of the Company’s shareholders to be held. The length of the meeting notice is at the discretion of the Court, however the Company would anticipate at least 14 clear days’ notice to be given to shareholders for such meeting. Following holding the meeting, a further Court hearing will be held to sanction the Scheme, and once the Court has sanctioned the Scheme it will not be effective until it is until a copy of the order has been delivered to the Bermuda Registrar for registration. Once the Company is ready to effect the discontinuance from Bermuda and continuance in Singapore, the Company will make the necessary filings with the Bermuda Registrar to effect the discontinuance and with ACRA to effect the continuance in Singapore.
Effects on Shares
On the effective date of the Redomiciliation, shareholders will hold one ordinary share of the Company for each common share held prior to the Redomiciliation. Moreover, the principal attributes of the share capital of the Company will be the same before and after the Redomiciliation, and the Redomiciliation will not affect the voting rights of the Shares. However, the Company will be subject to Singapore corporate law and its bye-laws under Bermuda law will be replaced with its constitution under Singapore law, which will become effective on the date of registration specified in the Notice of Transfer of Registration. The Shares will continue to be freely transferable on the OSE and be registered in the Norwegian Central Securities Depository, Euronext Securities Oslo, with DNB Bank ASA as registrar. The Listing and trading in the United States will not be affected by the Redomiciliation.
Appraisal rights
Under Bermuda law, the shareholders do not have any right to an appraisal of the value of their Shares or payment for them in connection with the Redomiciliation. A shareholder may however appear before the Court at the Court hearings in respect of the Scheme.
Material tax consequences of the Redomiciliation
The Company intends to treat the Redomiciliation as a tax-free “reorganization” for purposes of US federal income tax matters and, assuming such treatment is respected, generally neither the Company nor US Holders will be subject to US federal income taxation as a result of the Redomiciliation. See “Item 10. Additional Information — 10.E. Taxation.”
Accounting treatment of the Redomiciliation
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Redomiciliation. The consolidated business, capitalisation, assets, liabilities and financial statements of the Company will remain the same immediately following the Redomiciliation.
10.B.   MEMORANDUM AND ARTICLES OF ASSOCIATION
Bye-laws of the Company under Bermuda law before the Redomiciliation
The Company’s bye-laws under Bermuda law, which were mostly recently amended on 15 May 2023, contain provisions to the following effect. A copy of the Company’s bye-laws under Bermuda law is filed as Exhibit 1.1 to this registration statement.
Objects of the Company
The objects of the Company’s business are wide and unrestricted. The Company can therefore, subject to the Board of Directors’ opinion, undertake activities without restriction on its capacity.

Confidential Treatment Requested by BW LPG Limited

Board of Directors
Provided a director discloses a direct or indirect interest in any contract or arrangement with the Company as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. However, a Director shall not vote, be counted in the quorum or act as chairman at a meeting in respect of his appointment to hold any office or place of profit with the Company or any body corporate or other entity in which the Company owns an equity interest or the approval of the terms of any such appointment or of any contract or arrangement in which he is materially interested (otherwise than by virtue of his interest in shares, debentures or other securities of the Company); provided that, a Director shall be entitled to vote (and be counted in the quorum and act as chairman) in respect of any resolution concerning any of the following matters, namely: (a) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him for the benefit of the Company; or (b) any proposal concerning any other body corporate in which he is interested directly or indirectly, whether as an officer, shareholder, creditor or otherwise, provided that he is not the holder of or beneficially interested (other than as a bare custodian or trustee in respect of shares in which he has no beneficial interest) in more than 1% of any class of the issued share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights attached to all of the issued shares of the relevant body corporate (any such interest being deemed for the purpose of bye-law 51.4 to be a material interest in all circumstances). In the case of an Alternate Director, an interest of a Director for whom he is acting as alternate shall be treated as an interest of such Alternate Director in addition to any interest which the Alternate Director may otherwise have.
The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.
Shareholder rights
The holders of Shares have no pre-emptive, redemption, conversion or sinking fund rights. Among other things, the holders of Shares shall (subject to the rights of any preference shares that may be authorised for issue in the future):
•
be entitled to such dividends as the Board of Directors may from time to time declare;

•
be entitled to such other distributions (in cash or in specie) as may be lawfully made out of the assets of the Company;

•
be entitled to one vote per share, except on a resolution to change the Company’s name to remove the reference to “BW,” where BW Group has requested such a resolution in accordance with the Company’s bye-laws under Bermuda law, where the Shares held by BW Group and its affiliates shall be deemed to have the number of votes equalling a multiple of ten times the entire number of Shares represented at the meeting. Unless a different majority is required by law or by the Company’s bye-laws under Bermuda law, resolutions to be approved by the holders of Shares require approval by the affirmative votes of a majority of the votes cast at a meeting at which a quorum is present;

•
in the event of winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company.

The Board of Directors may make such calls as it thinks fit upon the shareholders in respect of any monies (whether in respect of nominal value or premium) unpaid on the Shares allotted to or held by such shareholders (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the shareholder may at the discretion of the Board of Directors be liable to pay the Company interest on the amount of such call at such rate as the Board of Directors may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the shareholders as to the amount of calls to be paid and the times of payment of such calls.

Confidential Treatment Requested by BW LPG Limited

Preference shares
The Board of Directors is authorised to provide for the issuance of preference shares. Any preference shares may be issued or converted into shares (at a determinable date or at the option of the Company or the shareholder) that are liable to be redeemed on such terms and in such manner as may be determined by the Board of Directors before the issue or conversion, provided that prior approval for the issuance of such shares is given by resolution of the shareholders in general meeting. Any redeemable preference shares of any class which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status as such class of shares so converted into or exchanged of such class, subject to obtaining prior approval for the issuance of such shares by special resolution of the shareholders in general meeting.
The Company does not have any preference shares as of the date of this registration statement.
Dividends and other distributions
The Board of Directors may, subject to the Company’s bye-laws under Bermuda law and in accordance with the Bermuda Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of Shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board of Directors may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.
Variation of share rights
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Shareholder meetings
The annual general meeting of the Company shall be held each year at such time and place as the President or the Chairman or the Board of Directors shall appoint. Under the Company’s bye-laws under Bermuda law, at least 14 clear days’ notice of an annual general meeting shall be given to shareholders. The President, the Chairman or the Board of Directors may convene a special general meeting whenever in their judgment such a meeting is necessary. The Board of Directors shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up voting share capital of the Company as of the date of the deposit carries the right to vote at general meetings of the Company, forthwith proceed to convene a special general meeting. At least 14 clear days’ notice of a special general meeting shall be given to shareholders. A general meeting of the Company shall, notwithstanding that it is called on shorter notice than that specified in the Company’s bye-laws under Bermuda law, be deemed to have been properly called if it is so agreed by (i) all the shareholders of the Company entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the Shares giving a right to attend and vote thereat in case of a special general meeting. The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.
Except as otherwise provided in the Company’s bye-laws under Bermuda law, the quorum at any general meeting of the Company shall be constituted by two or more persons present in person and representing in person or by proxy in excess of 33% of the total issued voting Shares in the Company throughout the meeting.

Confidential Treatment Requested by BW LPG Limited

The Bermuda Companies Act provides that, unless otherwise provided in a company’s bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Bermuda Companies Act provides that the following actions may not be taken by resolution in writing: (i) the removal of the company’s auditors and (ii) the removal of a director before the expiration of his or her term of office.
The Company’s bye-laws provide that any action that may have been taken by shareholders at a meeting (other than the actions referred to in the preceding sentence) may instead be taken by the written consent of such shareholders who would have been entitled to attend such meeting and vote on the relevant matter and who represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders.
Limitations on rights to hold or vote Shares
The Company’s bye-laws give the Board of Directors the power to refuse to register the transfer of any share and may direct the registrar to decline to register the transfer of any interest in a share held through the VPS, where such transfer is not in accordance with bye-law 9B.2 (if such shares are deemed ‘Default Securities’) or where such transfer would in the opinion of the Board of Directors be likely to result in 50% or more of the aggregate issued and outstanding share capital of the Company, or shares to which are attached 50% or more of the votes attached to all issued and outstanding shares of the Company, being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway or alternatively such shares being effectively connected to a Norwegian business activity or the Company is otherwise deemed a controlled foreign company as such term is defined pursuant to Norwegian tax legislation.
The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated 1 June 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Shares) are listed on an “Appointed Stock Exchange” (which includes the Oslo Stock Exchange and the       ). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for the Group’s financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.
Takeovers
At the discretion of the Board of Directors, whether or not in connection with the issuance and sale of any Shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any Shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board of Directors, including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the Shares, option rights, securities having conversion or option rights, or obligations, provided that the Board of Directors may not issue any preference shares without prior shareholder approval.
The Company’s bye-laws under Bermuda law contain provisions that could make it more difficult for a third party to acquire the Company without the consent of the Board of Directors. These provisions provide, among other things:
•
that the Board of Directors can decline to register certain transfers of Shares where the transfer would likely result in 50% or more of the issued and outstanding Shares or votes of the Company

Confidential Treatment Requested by BW LPG Limited

being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway or such Shares or votes being effectively connected to a Norwegian business activity, or the Company being deemed a “Controlled Foreign Company” pursuant to Norwegian tax rules; and
•
that the Board of Directors may issue any authorised but unissued Shares, subject to any resolution of the Company’s shareholders to the contrary. Any issuance of preference shares by the Board of Directors is subject to prior approval given by resolution of the general meeting pursuant to the Company’s bye-laws.

Compulsory Acquisition of Shares Held by Minority Holders
An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:
•
By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•
If the acquiring party is a company, it may compulsorily acquire all the shares of the target company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•
Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Comparison of Shareholder Rights
Set forth below is a summary of significant differences among the corporate law of Bermuda applicable to the Company (including modifications adopted pursuant to the Company’s bye-laws under Bermuda law), the corporate law of Singapore that will become applicable to the Company after the Redomiciliation is completed and the provisions of the Delaware General Corporation Law applicable to US companies organised under the laws of Delaware.

Confidential Treatment Requested by BW LPG Limited

Delaware	Bermuda	Singapore
Board of Directors
The board of directors must consist of at least one member. The number of directors shall be fixed by, or in a manner provided in, the bye-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.	The Company’s bye-laws provide that the Board of Directors must consist of not less than three directors or such number in excess thereof as the shareholders may determine.	The constitution of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in the constitution. In addition, the Singapore Companies Act requires at least one director to be ordinarily resident in Singapore.
Limitation on Personal Liability of Directors
A corporation’s certificate of incorporation may provide for the elimination of personal monetary liability of directors for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.
Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.
Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.
The Company’s bye-laws provide that the Company shall indemnify its officers and directors in

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company will be void.
Any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, except as permitted under the provisions of the Singapore Companies. The Singapore Companies Act permits the company to: (i) purchase and maintain for an officer insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to the

Confidential Treatment Requested by BW LPG Limited

Delaware	Bermuda	Singapore

respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, the Company’s bye-laws provide that the Company’s shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in US courts.
Section 98A of the Bermuda Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. The Company has purchased and maintains a directors’ and officers’ liability policy for such a purpose.
company; (ii) indemnify such officer against his or her liability incurred to a person other than the company, except where the indemnity is against any liability of such officer (1) to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (2) (A) in defending criminal proceedings in which he is convicted, (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (C) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him or her relief.
Interested Shareholders
Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is any person that (i) owns 15% or more	There are no comparable provisions under the Bermuda Companies Act with respect to public companies which are not listed on the Bermuda Stock Exchange.	There are no comparable provisions in Singapore with respect to public companies.

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Delaware	Bermuda	Singapore
of the corporation’s outstanding voting stock or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the previous three years, and the affiliates and associates of such person.
A Delaware corporation may elect to “opt out” of, and not be governed by, the restrictions contained in Section 203 through a provision in either its original certificate of incorporation, or an amendment to its certificate of incorporation or bye-laws that was approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, in addition to any other vote required by law.
Removal of Directors
Under Delaware law, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause. In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.	Under the Company’s bye-laws, any or all directors may be removed by the holders of a majority of the shares entitled to vote at a special general meeting convened and held in accordance with the bye-laws for the purpose of such removal. Notice of the meeting convened to remove the director must be given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution of the shareholders (i.e. a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting.
Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

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Delaware	Bermuda	Singapore
Filling Vacancies on the Board of Directors
Any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, shall be filled as the corporation’s certificate of incorporation or bye-laws provide. In the absence of such provision, the vacancy shall be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. In the case of a corporation with a classified board of directors, any directors elected due to an increase in the authorised number of directors shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.	Pursuant to the Company’s bye-laws, the Company’s Board of Directors or the shareholders in general meeting shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director as a result of an increase in the size of the board so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with the Company’s bye-laws. Any director so appointed would usually hold office only until the next annual general meeting and shall then be eligible for re-election.	The constitution of a Singapore company typically provides that the shareholders by way of an ordinary resolution or the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the constitution. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election.
Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law.
The power to adopt, amend or repeal bye-laws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bye-laws upon the board of directors.

Pursuant to the Company’s bye-laws, no alteration or amendment to the Company’s memorandum of association or bye-laws may be made until approved by a resolution of the board of directors and by a resolution of the members including the affirmative vote of not less than two-thirds, except for an alteration or amendment to bye-law 75 (Change of Name) which grants BW Group Limited and its affiliates additional votes in connection with the removal of “BW” from the Company name, which requires 75%, respectively, of the votes cast at a general meeting.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to
A company’s constitution may be altered by special resolution (i.e. a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend the constitution.

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Delaware	Bermuda	Singapore
the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favour of the amendment.
Meetings of Shareholders

Annual and Special Meetings
Meetings of stockholders may be held at such place, either within or outside of Delaware, as may be designated by or in the manner provided in the certificate of incorporation or bye-laws, or if not so designated, as determined by the board of directors. Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorised by the certificate of incorporation or by the bye-laws.
Quorum Requirements
Under the Delaware General Corporation Law, a corporation’s

Annual and Special General Meetings
Under Bermuda law, a company is required to convene an annual general meeting each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.
Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the

Annual General Meetings
All companies are required to hold an annual general meeting within six (6) months from its financial year end.
Extraordinary General Meetings
Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

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Delaware	Bermuda	Singapore

certificate of incorporation or bye-laws may specify the number of shares and/or the amount of other securities having voting power, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting.
Notice Requirements
Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.
May be held in or outside Bermuda.
Notice
Under the Company’s bye-laws, at least 14 clear days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to attend and vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in par value of the shares entitled to vote at such meeting.
Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.
Calling of Special Shareholders’ Meetings
Under the Company’s bye-laws, a general meeting may be called by the chairperson of the Company, the president or the board of directors. Bermuda law also provides that a special general

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e. written notice to directors requiring that a meeting be called) by members (shareholders) holding not less than 10% of the total number of paid-up shares of the company as of the date of the deposit of requisition carrying voting rights, as soon as practicable but in any case no later than two (2) months after the company’s receipt of the requisition. If the directors do not proceed to convene a general meeting within 21 days after the date of the deposit of the requisition, the requisitionists (or any of them representing more than 50% of the total voting rights of all of them) may themselves convene a general meeting, to be held no later than three (3) months from that date.
Quorum Requirements
The constitution of a Singapore company would typically specify the quorum requirements. If the constitution does not so specify, the Singapore Companies Act provides that two (2) members of the company personally present shall form a quorum.
Shareholders’ Rights at Meetings
The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting. The holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.
Notice Requirements
A meeting of a company, other

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Delaware	Bermuda	Singapore

meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
Shareholder Proposals
Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is any number of shareholders representing not less than 10% of the total paid up capital of the Company.
Quorum Requirements
At any general meeting, the quorum required for the transaction of business is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% the total issued and outstanding shares.

than a meeting for the passing of a special resolution, must be called by written notice of not less than 14 days or such longer period as is provided in the constitution.
For the passing of a special resolution, in the case of a public company, not less than 21 days’ written notice would have to be given.

Indemnification of Officers, Directors and Employees

Under the Delaware General
Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or

	Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust,	Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation

Confidential Treatment Requested by BW LPG Limited

Delaware	Bermuda	Singapore

completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person:
•
acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and

•
with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defence or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.
The Company’s bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, the Company’s bye-laws provide that the Company’s shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in US courts.
Section 98A of the Bermuda Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any to the company will be void.
Any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, except as permitted under the provisions of the Singapore Companies. The Singapore Companies Act permits the company to: (i) purchase and maintain for an officer insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to the company; (ii) indemnify such officer against his or her liability incurred to a person other than the company, except where the indemnity is against any liability of such officer (1) to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (2) (A) in defending criminal proceedings in which he is convicted, (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (C) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him or her relief.
Any provision, whether in the constitution or in any contract with a company or otherwise, for exempting any auditor of the company from, or indemnifying the auditor against, any liability which by law would otherwise

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Delaware	Bermuda	Singapore

application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defence of any such action, suit or proceeding referred to above, or in defence of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.
negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. The Company has purchased and maintains a directors’ and officers’ liability policy for such a purpose.
attach to the auditor in respect of any negligence, default, breach of duty or breach of trust of which the auditor may be guilty in relation to the company is void. However, a company is permitted to indemnity such auditor against any liability incurred or that will be incurred by the auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favour or in which such auditor is acquitted or in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such auditor by a court.
In cases where, inter alia, an officer is sued by the company, the Singapore Companies Act gives the court a power to relieve directors wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

Shareholder Approval of Issuances of Shares
Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorised by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorised in its certificate of incorporation.	Pursuant to the Company’s bye-laws, subject to any resolution of the shareholders to the contrary, the Company’s board of directors is authorised to issue any of the Company’s authorised but unissued common shares and the Company’s Board of Directors is authorised to issue any of the Company’s authorised but unissued preference shares subject to obtaining prior shareholder approval for the issuance of such preference shares.	The Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in general meeting. The affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution is required for this authorisation. Once this shareholders’ approval is

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Delaware	Bermuda	Singapore
obtained, unless subsequently revoked or varied by the company in general meeting, it continues in force until the conclusion of the next annual general meeting commencing next after the date on which the approval was given, or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is the earlier.
Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.
The Delaware General Corporation Law also requires a vote of stockholders at an annual or special meeting and not by written consent by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the “interested stockholders” as defined in Section 203 of the Delaware General Corporation Law in connection with a business combination with an “interested stockholder.”

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company.
Any company that is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.
Any mortgage, charge or pledge of a company’s property and assets may be authorised without the consent of shareholders subject to any restrictions under the bye-laws.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:
•
notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•
Two or more Singapore companies may amalgamate and continue as one company and subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting and be approved by any other person for which the amalgamation proposal would require such approval;

•
a compromise or arrangement proposed between a company and its shareholders, or any class of them must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or

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Delaware	Bermuda	Singapore

class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and
•
notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, exercise any power of the company to issue shares.

Shareholder Action Without a Meeting
Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares entitled to vote thereon were present and voted in the manner required by Section 228 of the Delaware General Corporation Law.	The Bermuda Companies Act provides that shareholders may take action by written consent, except in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.	There are no equivalent provisions under the Singapore Companies Act in respect of the passing of shareholders’ resolutions by written means that apply to public companies listed on a securities exchange.
Shareholder Suits
Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware Court of Chancery Rules have been met. A person may institute	Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of	A shareholder may apply to the court for an order on the ground that (i) the affairs of the company are being conducted or the powers of the directors are being exercised in a manner oppressive to one or more of the shareholders (including the applicant) or in disregard of his, her or their interests as shareholders of the company; or (ii) that some act of the company has been done or is threatened or that some resolution of the

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Delaware	Bermuda	Singapore
and maintain such a derivative suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware law, the plaintiff bringing a derivative suit on behalf of a corporation generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.
association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

shareholders or any class of them has been passed or is proposed which unfairly discriminates against or is otherwise prejudicial to one or more shareholders (including the applicant).
Derivative actions and arbitrations
The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or arbitration in the name and on behalf of the company.
Applications are generally made by shareholders, but courts are given the discretion to allow such persons as they deem proper to apply (e.g. beneficial owner of shares) to make the application.
It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of a company or intervene in an action or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of the company.
Class actions
The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action and such shareholders are commonly known as “lead plaintiffs.” Further, there are

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Delaware	Bermuda	Singapore
circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that a company has been convicted of a criminal offence or has a court order for the payment of a civil penalty made against it.
Dividends or Other Distributions; Repurchases and Redemptions

The directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either out of its surplus in accordance with the Delaware General Corporation Law or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
If the capital of the corporation computed in accordance with the Delaware General Corporation Law shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.
Under the Delaware General Corporation Law, every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend,

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under the Company’s bye-laws each common share is entitled to dividends if, as and when dividends are declared by the Company’s board of directors on such shares, subject to any preferred dividend rights of any preference shares, if any.
A company may, if authorised by its memorandum of association or bye-laws, purchase its own shares. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorised, capital will be diminished accordingly) or held as treasury shares. Such purchases may only be effected out of the capital paid up on the purchased shares or out of the funds of the company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the company otherwise available for dividend or distribution or out of the

Dividends
The Singapore Companies Act provides that no dividends is payable to shareholders except out of profits.
The Singapore Companies Act does not specifically define the meaning of “profits” and a company would typically consult with its accountants and auditors to determine whether the company has “available profits” to declare the dividend.
The constitution of a Singapore company would typically provide that the Company may by ordinary resolution declare final dividends, but no such dividend shall exceed the amount recommended by the Board of Directors. Subject to the Singapore Companies Act, the Board of Directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company. The Board of Directors may, subject to the Company’s constitution and in accordance with the Singapore Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of ordinary shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board of Directors may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

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Delaware	Bermuda	Singapore
exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a nonstock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced.	company’s share premium account. Any amount due to a member on a purchase by a company of its own shares may (i) be paid in cash; (ii) be satisfied by the transfer of any part of the undertaking or property of the company having the same value; or (iii) be satisfied partly under (i) and partly under (ii). Any purchase by a company of its own shares may be authorised by its board of directors or otherwise by or in accordance with the provisions of its bye-laws. Such purchase may not be made if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. Under the laws of Bermuda, if a company holds shares as treasury shares, the company shall be entered in the register of members as the member holding the shares but the company is not permitted to exercise any rights in respect of those shares and no dividend or other distribution (whether in cash or otherwise) shall be paid or made to the company in respect of such shares.
Other than a dividend distribution, a Singapore company may also return capital to its shareholders by way of a share buyback or a capital reduction.
Acquisition of a company’s own shares
If a company is expressly permitted to do so by its constitution, it may, in accordance with the relevant provisions under the Singapore Companies Act, purchase or otherwise acquire shares issued by it.
The total number of ordinary shares that may be purchased or acquired by the company during the relevant period may not exceed 20% of the total number of ordinary shares in that class as of the date of the resolution passed pursuant to the relevant share repurchase provisions under the Singapore Companies Act. The relevant period means the period commencing from the date of the shareholder resolution passed pursuant to the relevant provisions under the Singapore Companies Act and expiring on the date the next annual general meeting is or is required by law to be held, whichever is the earlier.
Ordinary shares that are purchased or acquired by a company pursuant to the relevant provisions under the Singapore Companies Act are, unless held in treasury, deemed to be cancelled immediately on purchase or acquisition.
Payment may be made out of the company’s capital or products so long as the company is solvent. Such payment includes any expenses (including brokerage or commission) incurred directly in the purchase or acquisition by the company of its ordinary shares.

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Delaware	Bermuda	Singapore

Capital reduction
A Singapore public company may, if not restricted under its constitution, reduce its share capital and in particular, do all or any of the following: (i) extinguish or reduce the liability on any of its shares in respect of share capital not paid up; (ii) cancel any paid up share capital which is lost or unrepresented by available assets; and (iii) return to shareholders any paid up share capital which is more than it needs, by a special resolution, provided that the company meets the solvency requirements and prescribed publicity requirements.

Transactions with Officers and Directors

Under the Delaware General Corporation Law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organisation in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorises the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:
(i)
The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorises the contract or transaction by the affirmative votes of a

Bermuda law and the Company’s bye-laws provide that if a director has a direct or indirect interest in a transaction with the Company or any of the Company’s subsidiaries, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. The Company’s bye-laws provide that, except for certain interested matters, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairperson of the relevant board meeting.
Bermuda law prohibits a company from (i) making loans to any of its directors (or any directors of its holding company) or to their spouse or children or to companies (other than a company which is a holding company or a subsidiary of the company making the loan) in which a director, their spouse or children own or control directly

Under the Singapore Companies Act, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as practicable after the relevant facts have come to such officer or director’s knowledge, declare the nature of such officer or director’s interest at a board of directors’ meeting or send a written notice to the company containing details on the nature, character and extent of his interest in the transaction or proposed transaction with the company.
There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded not being a material interest. Where the proposed transaction relates to any loan to the company, no

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Delaware	Bermuda	Singapore

majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(ii)
The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(iii)
The contract or transaction is fair as to the corporation as of the time it is authorised, approved or ratified, by the board of directors, a committee or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorises the contract or transaction.
or indirectly more than a 20% interest, or (ii) entering into any guarantee or providing any security in connection with a loan made to such persons as aforementioned by any other person, without the consent of any member or members holding in aggregate not less than nine-tenths of the total voting rights of all members having the right to vote at any meeting of the members of the company. These prohibitions do not apply to anything done to provide a director with funds to meet the expenditure incurred or to be incurred by them for the purposes of the company or for the purpose of enabling them properly to perform their duties as an officer of the company, provided that the company gives its prior approval at a general meeting or, if not, the loan, guarantee or security is made or given on condition that it will be repaid or discharged, as the case may be, within six months from the conclusion of the next following annual general meeting if the loan, guarantee or security is not approved at or before such meeting. If the approval of the company is not given for the loan, guarantee or security as aforementioned, the directors who authorised it will be jointly and severally liable to indemnify the company for any loss arising therefrom. Where the company has waived the requirement to hold an annual general meeting in accordance with the Bermuda Companies Act and a loan is made to a director, the board must convene a members’ meeting within the prescribed period to disclose the loan and obtain consent.
disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.
Further, where the proposed transaction is to be made with or for the benefit of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.
In addition, every director or chief executive officer who holds any office or possesses any property which, directly or indirectly, duties or interests might be created in conflict with such officer’s duties or interests as director or chief executive officer, must declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company setting out the fact, and the nature, character and extent of the conflict.
The Singapore Companies Act extends the scope of this statutory duty of a director or chief executive officer to disclose any interests by pronouncing that an interest of a member of the director’s or the chief executive officer’s family (which includes his or her spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or the chief executive officer (as applicable).
Subject to specified exceptions, the Singapore Companies Act prohibits the company from:

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Delaware	Bermuda	Singapore

(i) making a loan or quasi-loan to its directors or to directors of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company), each a “relevant director;” (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to a relevant director by any other person; (iii) entering into a credit transaction as creditor for the benefit of a relevant director; (iv) entering into a guarantee or providing any security in connection with such credit transaction entered into by any person for the benefit of a relevant director; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from the company or a related company; or (vi) arranging for the assignment to the company or assumption by the company of any rights, obligations or liabilities under a transaction in (i) to (v) above. The company is also prohibited from entering into the transactions in (i) to (vi) above with or for the benefit of a relevant director’s spouse, son, adopted son, stepson, daughter, adopted daughter and stepdaughter.
Subject to specified exceptions, the Singapore Companies Act prohibits the company from: (i) making a loan or quasi-loan to another company, a limited liability partnership or a variable capital company; (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to another company, a limited liability partnership or a variable capital company by any other person; (iii) entering into a credit

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Delaware	Bermuda	Singapore
transaction as creditor for the benefit of another company, a limited liability partnership or a variable capital company; (iv) entering into any guarantee or providing security in connection with such credit transaction entered into by any person for the benefit of another company, a limited liability partnership or a variable capital company; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from the company or a related company; or (vi) arranging for the assignment to the company or assumption by the company of any rights, obligations or liabilities under a transaction in (i) to (v) above, if a director or directors of the company is or together are interested in 20% or more of the total voting power in the other company, the limited liability partnership or the variable capital company, as the case may be, unless there is prior approval for the transaction by the company in general meeting at which the interested director or directors and his or their family members abstained from voting, or the other company is the company’s subsidiary or holding company or a subsidiary of its holding company.
Dissenters’ Rights
Under the Delaware General Corporation Law, any stockholder of a corporation who holds shares of stock on the date of the making of a demand pursuant to the statute with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the	Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favour of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of	In the case where shareholders’ shares in a company are to be acquired pursuant to a scheme of compromise or an arrangement, the acquisition will need the sanction of the High Court of the Republic of Singapore. A dissenting shareholder may object to the acquisition at the hearing of the Court to sanction the scheme.

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Delaware	Bermuda	Singapore
requirements of the Delaware General Corporation Law who has neither voted in favour of the merger or consolidation nor consented thereto in writing shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the stockholder’s shares of stock.	the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Note that each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not is otherwise carries the right to vote.
In the case where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire the dissenting shareholder’s shares. The dissenting shareholder may make an application to the High Court of the Republic of Singapore within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder (if demanded by the dissenting shareholder) for the court to order to the contrary.
There are no equivalent provisions under the Singapore Companies Act where a dissenting shareholder may apply to court to require a fair value appraisal of the shares.

Cumulative Voting
Under the Delaware General Corporation Law, the certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances,	Under Bermuda law, the voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Bermuda Companies Act.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

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Delaware	Bermuda	Singapore
each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.	The bye-laws of a Bermuda company may provide for cumulative voting. However, the Company’s bye-laws do not provide for cumulative voting.
Anti-Takeover Measures
Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt.
In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt.
Bermuda does not have any legislation or code specifically regulating take-overs, whether of public companies or not, and there is no regulatory body that oversees take-overs.
An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:
(i)
By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. If a scheme of arrangement receives all necessary

Singapore law does not generally prohibit a company from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares. However, the directors, in their discharge of their fiduciary duties, are required to consider any possible transaction and act in the best interests of the company.
Under the Singapore Code on Take-overs and Mergers which generally applies to corporations with a primary listing in Singapore, unlisted public companies with more than 50 shareholders and net tangible assets of S$5 million or more, if, in the course of an offer, or even before the date of the offer announcement, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree

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Delaware	Bermuda	Singapore

agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.
(ii)
By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

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remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
10.C.   MATERIAL CONTRACTS
As of the date of this registration statement, the Group has not entered into any material contracts other than in the ordinary course of business.
10.D.   EXCHANGE CONTROLS
The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated 1 June 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Shares) are listed on an “Appointed Stock Exchange” (which includes the OSE and ). In granting the general permission, the Bermuda Monetary Authority accepts no responsibility for the Group’s financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.
10.E.   TAXATION
Material Bermuda Tax Considerations
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by the Company’s shareholders in respect of the Shares. On 27 December 2023, Bermuda enacted the CIT Act. The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four fiscal years beginning on or after 1 January 2025. The Company intends to discontinue in Bermuda and continue as a Singapore company following the Listing. As the CIT Act only applies to Bermuda constituent entities, to the extent the Company completes the Redomiciliation in 2024, it would not be subject to taxation pursuant to the CIT Act, unless the Company maintains a permanent establishment in Bermuda for the tax years beginning on or after 1 January 2025. The Company believes that it does not currently have a Bermuda permanent establishment (as defined in the CIT Act), nor does it intend to establish or maintain one.
Material Singapore Tax Considerations
The following discussion is a summary of Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of the Shares.
The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the

Confidential Treatment Requested by BW LPG Limited

interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of the Shares, taking into account their own particular circumstances. The statements below are based upon the assumption that the Company is a tax resident in Singapore for Singapore income tax purposes after the redomiciliation and the Company (including its subsidiaries) do not own any Singapore residential properties. It is emphasized that neither the Company nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the redomiciliation, the acquisition, holding or disposal of the Shares.
The Redomiciliation
As the Redomiciliation of the Company to Singapore does not create a new legal entity, there is no deemed transfer or disposal of the Shares by shareholders. The Redomiciliation is not expected to, in and of itself, give rise to any adverse Singapore tax consequences for shareholders of the Shares.
Income Taxation Under Singapore Law
Dividends or Other Distributions with Respect to Shares
Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.
Singapore does not impose withholding tax on dividend distributions for both resident and non-resident shareholders.
Capital Gains upon Disposition of Shares
Under current Singapore tax laws, there is no tax on capital gains (save for gains on the disposal of foreign assets). There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of the Shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of the Shares.
Subject to specified exceptions, under Singapore tax laws, there is a temporary safe harbour rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between 1 June 2012 and 31 December 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. The safe harbour rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.
For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109 — Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of the Shares has been made. Corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of the Shares arising from the adoption of FRS 39 or FRS 109.

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Notwithstanding the above, foreign investors may claim that the gains from disposition of their Shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the Shares is performed outside of Singapore.
In addition, under the new section 10L of the Singapore Income Tax Act, gains from the sale or disposal by an entity of a relevant group (hereinafter referred to as a “seller entity”) of any movable or immovable property situated outside Singapore at the time of such sale or disposal (hereinafter referred to as a “foreign asset”), and received in Singapore from outside Singapore on or after 1 January 2024 will be treated as income chargeable to income tax under specific circumstances including where such gains are derived by a seller entity without adequate economic substance in Singapore. A foreign asset includes any shares issued by a company which is incorporated outside Singapore. The Shares may be regarded as a “foreign asset” under section 10L. A seller entity which may be subject to the new section 10L should consult their own tax advisers regarding the Singapore tax consequences of the sale or disposal of the Shares arising from the introduction of section 10L.
Goods and Services Tax
Issuance and transfer of the Shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e. charged at 0% GST). Consequently, investors should not incur any GST on the subscription of the Shares. The subsequent disposal of the Shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of the Shares will be subject to GST at the prevailing standard-rate (currently at 9.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e. charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.
Stamp Duty
Where the Shares are evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of the Shares, whichever is higher.
Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.
Tax Treaties regarding Withholding Taxes
There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.
Singapore’s response to OECD Pillar Two framework
In response to the OECD Pillar Two framework, the Ministry of Finance announced in the 2023 Budget Statement that Singapore plans to implement the Global Anti-Base Erosion Rules (i.e. Income Inclusion Rule and Undertaxed Profits Rule) and Domestic Top-up Tax, which will top up the effective tax rate of multinational enterprises operating in Singapore with annual group revenue of at least €750 million, as reflected in the consolidated financial statements of the ultimate parent entity, to 15%. It is intended for these plans to be implemented from businesses’ financial year starting on or after 1 January 2025. The Ministry of Finance indicated that the implementation timeline may be adjusted as needed if there are delays internationally.

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Material US Federal Income Tax Considerations
The following is a summary of material US federal income tax considerations that are likely to be relevant to (i) the purchase, ownership and disposition of the Shares by a US Holder (as defined below) and (ii) the Redomiciliation.
This summary is based on provisions of the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in US federal income tax consequences that may be different from those summarised below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Shares. In particular, this summary is directed only to US Holders that hold Shares as capital assets and does not address particular tax consequences that may be applicable to US Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding Shares as part of a hedging or conversion transaction or a straddle, or US persons whose functional currency is not the US dollar. Moreover, this summary addresses only US federal income tax consequences, and does not address consequences arising under state, local or foreign tax laws, the US federal estate or gift tax laws, the Medicare contribution tax applicable to net investment income of certain non-corporate US Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Shares.
For purpose of this summary, a “US Holder” is a beneficial owner of Shares that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to US federal income taxation on a net income basis in respect of such Shares.
You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the Shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
Taxation of Dividends
Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to the Shares that is paid out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
The Company does not expect to maintain calculations of its earnings and profits in accordance with US federal income tax principles. US Holders therefore should expect that distributions generally will be treated as dividends for US federal income tax purposes.
The US dollar amount of dividends received by an individual with respect to the Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the Shares will be treated as qualified dividends if:
•
the Shares are readily tradable on an established securities market in the United States; and

•
the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC.

The Shares are intended to be listed on the            , and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its prior taxable year. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate

Confidential Treatment Requested by BW LPG Limited

the Company becoming a PFIC for the current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividend distributions will constitute income from sources without the United States and, for US Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
US Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all the shareholders generally will not be subject to US federal income tax in respect of the distributions, unless the US Holder has the right to receive cash or property, in which case the US Holder will be treated as if it receives cash equal to the fair market value of the distribution.
Taxation of Dispositions of Shares
Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the Shares, US Holders will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Shares have been held for more than one year. Long-term capital gain realised by a US Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Status
Special US federal income tax rules apply to a US Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for US federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a US Holder if, for any taxable year in which such US Holder held the Shares, either:
•
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g. dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•
at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would generally not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.
Based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.
Although there is no direct legal authority under the PFIC rules addressing the Group’s method of operation, the Group believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterisation of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that

Confidential Treatment Requested by BW LPG Limited

there is also authority which characterises time charter income as rental income rather than services income for other tax purposes. In a 2010 action on decision, the IRS has stated that it intends to treat time charters as producing services income for PFIC purposes, but such statement cannot be relied upon or otherwise cited as precedent by taxpayers. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with the Group’s position. In addition, whether the Company is a PFIC is a factual determination made annually after the close of the Company’s taxable year, and the Company’s status could change depending, among other things, upon changes in the composition of the Company’s gross income and the relative quarterly average value of the Company’s assets. Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year.
In the event that, contrary to the Group’s expectation, the Company is classified as a PFIC in any year, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognise on the sale of your Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned rateably over the period you hold your Shares.
You can avoid the unfavourable rules described in the preceding paragraph by electing to mark your Shares to market, provided the Shares are considered “marketable.” The Shares will be marketable if they are regularly traded on certain qualifying US stock exchanges, including           , or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which the Company is a PFIC to include as ordinary income the excess of the fair market value of your Shares at the end of your taxable year over your basis in those Shares. If at the end of your taxable year, your basis in the Shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Shares will be adjusted to reflect any income or loss recognised under these rules. In addition, any gain you recognise upon the sale of your Shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years.
Shares will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
If the Company is a PFIC and the Company has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a US Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. However, a US Holder will not be able to make a mark-to-market election as described above with respect to the stock of any subsidiary PFIC. Therefore, if the Company is a PFIC, the mark-to-market election will not be available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.
Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your Shares at death.
If you are a US Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed. You should consult your own tax advisor regarding the US federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Confidential Treatment Requested by BW LPG Limited

The Redomiciliation
As described in “Item 10. Additional Information — 10.A. Share Capital — The Redomiciliation,” following the Listing, the Company will be discontinuing in Bermuda and continuing in Singapore as the same company. Under Section 368(a)(1)(F) of the Code, a reorganisation, or F Reorganization, is a “mere change in identity, form, or place of organisation of one corporation, however effected.” To qualify as an F Reorganization, a transaction must satisfy certain requirements. More specifically, it must involve only one corporation, there must be no change in the shareholders of the corporation, there must be no change in the assets of a corporation, and certain other conditions must be met. Based on US Treasury Regulations, the proper time for testing these requirements is immediately before and immediately after the purported F Reorganization, generally without regard to other aspects of a larger transaction that may precede or follow that step, such as the Listing.
The Group intends to treat the Redomiciliation as an F Reorganization. The Group does not intend to request a ruling from the IRS regarding any of the US federal income tax consequences of the Redomiciliation and such characterisation will not be binding on the IRS or the courts. Therefore, there can be no assurance that the US federal income tax consequences of the Redomiciliation set forth below will be respected by the IRS or the courts.
Assuming the Redomiciliation is treated as an F Reorganization, a US Holder generally will not recognise any gain or loss upon the Company’s discontinuance in Bermuda and continuance into Singapore as the same company, a US Holder’s aggregate adjusted tax basis in its Shares generally will be equal to such US Holder’s aggregated adjusted tax basis in its Shares immediately prior to the Redomiciliation, and a US Holder’s holding period in the Shares generally will be the same as the US Holder’s holding period in its Shares immediately prior to the Redomiciliation.
US Holders should consult their own tax advisors regarding the effect of the Redomiciliation to them in light of their particular circumstances.
Foreign Financial Asset Reporting.
Individual US Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. US Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting
Dividends paid to, and proceeds from a sale or other disposition by, a US Holder in respect of the Shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the US Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a refund or credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
A holder that is not a US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Confidential Treatment Requested by BW LPG Limited

US Federal Income Taxation of the Group
Taxation of Operating Income: In General
The Group anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally derive from the transportation of LPG cargoes, time or voyage charters and the performance of services directly related thereto, which the Group refers to as “shipping income.”
Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Group does not expect to engage in transportation that gives rise to 100% US source income.
Shipping income attributable to transportation exclusively between non-US ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to US federal income tax.
Based upon the Group’s current and anticipated shipping operations, the Group’s vessels will operate in various parts of the world, including to or from US ports. Unless exempt from US federal income taxation under Section 883 of the Code, the Group will be subject to US federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Operations — The Group may have to pay tax on US source income, which would reduce the Group’s earnings.”
Application of Section 883
Under Section 883 of the Code, an entity, such as the Company or its subsidiaries, that is treated for U. S. federal income tax purposes as a non-US corporation will be exempt from US federal income taxation on its US-source shipping income if:
•
the entity is organised in a country other than the United States that grants an exemption to corporations organised in the United States that is equivalent to that provided for in Section 883 of the Code (an “Equivalent Exemption Jurisdiction”); and

•
either (A) for at least half of the days in the relevant tax year, more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of Equivalent Exemption Jurisdictions or certain other qualified shareholders and certain ownership certification and substantiation requirements are complied with (the “50% Ownership Test”) or (B) for the relevant tax year, the entity’s stock is “primarily traded” and “regularly traded” on one or more “established securities markets” in either the United States or an Equivalent Exemption Jurisdiction (the “Publicly-Traded Test”).

The US Treasury Department has recognised Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as an Equivalent Exemption Jurisdiction. In addition, the US Treasury Department has recognised Singapore, the country that the Company is expected to re-domicile to, as described in “— The Redomiciliation,” as well as Spain, India and Norway, the countries of incorporation of certain of the Company’s subsidiaries, as Equivalent Exemption Jurisdictions. Accordingly, the Company and its non-US subsidiaries satisfy the country of organisation requirement.
Under the rules described above, the Company’s wholly-owned subsidiaries that are directly or indirectly wholly-owned by it throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if the Company satisfies the 50% Ownership Test or the Publicly-Traded Test for such year. Therefore, as further described below, the Company’s, and its wholly-owned subsidiaries’, eligibility for exemption under Section 883 is wholly dependent upon the Company’s being able to satisfy one of the 50% Ownership Test or the Publicly-Traded Test. The ability of the Company’s less than wholly-owned subsidiaries to qualify for the Section 883 exemption will depend in part on the Company’s being able to

Confidential Treatment Requested by BW LPG Limited

satisfy one of the 50% Ownership Test or the Publicly-Traded Test, and in part on facts pertaining to such subsidiaries’ other beneficial owners.
50% Ownership Test
The Group does not expect that the Company and its wholly-owned subsidiaries will satisfy the 50% Ownership Test due to the widely-held nature of the Company’s stock. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that the Company would be able to satisfy them, even if the Company’s share ownership would otherwise satisfy the requirements of the 50% Ownership Test. The Company and its wholly-owned subsidiaries’ ability to satisfy the Publicly Traded Test is described below.
Publicly Traded Test
The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Shares, which is the sole class of the Company’s issued and outstanding stock, is currently “primarily traded” on the OSE. Additionally, in connection with the Listing, the Group has applied to list the Shares on the            , and the Group expects that the Shares will trade on both the             and the OSE. Accordingly, following the Listing, the Group expects that the Shares will be primarily traded on either the             or OSE, both of which will be qualifying established securities markets.
Under the US Treasury Regulations, the Company’s stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. The Group refers to this as the listing threshold. Since the Shares are the sole class of the Company’s stock and will be listed on the OSE , the Company will satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. With respect to stock traded on an established securities market located inside of the United States during the taxable year, these trading frequency and volume tests will also be deemed satisfied if the stock is regularly quoted by dealers making a market in such stock.
The Group believes that the Company will satisfy the trading frequency and volume tests, but no assurance can be provided.
Even if such tests are satisfied, the regulations provide, in pertinent part, that a class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such class of the Company’s outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding stock, which the Group refers to as the “Closely Held Block Exception.”
It is possible that the Company’s shares of stock will be owned, actually or under applicable attribution rules, such that 5% shareholders own, in the aggregate, 50% or more of the vote and value of the Company’s stock. In such circumstances, the Company will be subject to the Closely Held Block Exception unless the Company can establish that among the shares included in the closely-held block of its shares of stock are a sufficient number of shares of stock that are owned or treated as owned by “qualified shareholders” that the shares of stock included in such block that are not so treated could not constitute 50% or more of the shares of the Company’s stock for more than half the number of days during the taxable year. In order to

Confidential Treatment Requested by BW LPG Limited

establish this, such qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. For these purposes, a “qualified shareholder” includes (i) an individual that owns or is treated as owning shares of the Company’s stock and is a resident of a jurisdiction that provides an equivalent exemption and (ii) certain other persons. There can be no assurance that the Company will not be subject to the Closely Held Block Exception.
The Group expects that the Company will satisfy the Publicly Traded Test with respect to its current taxable year; however, no assurances can be provided that this will be the case, or, that it will remain the case with respect to future taxable years.
Taxation in Absence of Section 883 Exemption
To the extent the benefits of Section 883 are unavailable with respect to any item of US source income, the Group’s US source shipping income, to the extent not considered to be “effectively connected” with the conduct of a US trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Group refers to as the “4% gross basis tax regime.” The Group does not expect to have shipping income that is effectively connected with the conduct of a US trade or business. Since under the sourcing rules and expectations of the Group described above, no more than 50% of the Group’s shipping income would be treated as being derived from US sources, the Group believes that the maximum effective rate of US federal income tax on the Group’s shipping income would never exceed 2% under the 4% gross basis tax regime.
Gain on Sale of Vessels
Regardless of whether the Group companies qualify for exemption under Section 883, the Group companies will not be subject to US federal income taxation with respect to gain realised on a sale of a vessel, provided the sale is considered to occur outside of the United States under US federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by a company under the Group will be structured so that it will be considered to occur outside of the United States.
10.F.   DIVIDENDS AND PAYING AGENTS
The dividend paying agent for shareholders is expected to be           . See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”
10.G.   STATEMENTS BY EXPERTS
The consolidated financial statements of BW LPG Limited as of 31 December 2022 and 2021, and for each of the years in the two-year period ended 31 December 2022, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing
10.H.   DOCUMENTS ON DISPLAY
Upon the effectiveness of this registration statement, the Company will become subject to the information requirements of the Exchange Act. Accordingly, the Company will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

Confidential Treatment Requested by BW LPG Limited

In addition, since the Company’s Shares are traded on the OSE, it has filed periodic and immediate reports with, and furnish information to, the OSE.
The Company also maintains a corporate website at www.bwlpg.com. The Company’s website and the information contained therein or connected thereto will not be deemed to be incorporated into this registration statement.
10.I.   SUBSIDIARY INFORMATION
Not applicable.
10.J.   ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.

Confidential Treatment Requested by BW LPG Limited

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth in Note 22 to the Financial Statements beginning on page F-37 is incorporated herein by reference.

Confidential Treatment Requested by BW LPG Limited

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Confidential Treatment Requested by BW LPG Limited

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.   CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.   [RESERVED]
16.A.   AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
16.B.   CODE OF ETHICS
Not applicable.
16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
16.D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
16.F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
16.G.   CORPORATE GOVERNANCE
Not applicable.
16.H.   MINE SAFETY DISCLOSURE
Not applicable.
16.I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
16.J.   INSIDER TRADING POLICIES
Not applicable.
16.K.   CYBERSECURITY
Not applicable.

Confidential Treatment Requested by BW LPG Limited

PART III
ITEM 17.   FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.
ITEM 18.   FINANCIAL STATEMENTS
See the Financial Statements beginning on page F-1.
ITEM 19.   EXHIBITS
The Company has filed the following documents as exhibits to this registration statement.
1.1*	Company’s bye-laws under Bermuda law of the Registrant as in effect on the date hereof.
8.1	List of subsidiaries of BW LPG Limited is set forth in Note 27 to the audited consolidated financial statements for the year ended on 31 December 2022.
15.1*	Consent of KPMG LLP

*
To be filed by amendment

Confidential Treatment Requested by BW LPG Limited

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.
Date:	BW LPG Limited
By: Name: Title:

Confidential Treatment Requested by BW LPG Limited

Confidential Treatment Requested by BW LPG Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
BW LPG Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of BW LPG Limited and subsidiaries (the Company) as of 31 December, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended 31 December, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sufficiency of audit evidence on determining the timing of cargo sales revenue recognition
As discussed in Notes 2(b)(2) and 3 to the consolidated financial statements, the Company reported revenue from cargo sales of $724,416 (US$’000) for the year ended 31 December, 2022. The Company recognizes revenue from cargo sales at the point in time when the performance obligations have been satisfied, which is when control of the cargo is transferred to the customer.
We identified the sufficiency of audit evidence on determining the timing of cargo sales revenue recognition as a critical audit matter. This matter requires significant auditors’ judgement to determine the nature and extent of procedures to perform on cargo sales to evaluate the indicators of when the transfer of control to the customer occurs that impact the timing of revenue recognition.
The following are the primary procedures we performed to address this critical audit matter. For a selection of cargo sale transactions, we assessed the timing of revenue recognition by (1) examining the

Confidential Treatment Requested by BW LPG Limited

contracts to evaluate the impact of the terms and conditions on the timing of revenue recognition; (2) comparing the timing of transfer of control from the terms and conditions in the contracts with the underlying original documents including invoices; (3) developing expectations of the revenue recognized based on the underlying original documents and compared them to the amounts recorded by the Company. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.
/s/ KPMG LLP
We have served as the Company’s auditor since 2018.
Singapore
5 January 2024

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2022
	Note	2022	2021
		US$’000	US$’000
Revenue – Shipping	3	833,332	630,185
Revenue – Product Services	3	724,792	611,170
Cost of cargo and delivery expenses – Product Services	4	(640,554)	(557,183)
Voyage expenses – Shipping	4	(350,016)	(222,220)
		567,554	461,952
Vessel operating expenses	4	(93,428)	(100,147)
Time charter contracts (non-lease components)	4	(19,506)	(14,427)
General and administrative expenses	4	(31,916)	(32,582)
Charter hire expenses	4	(16,427)	(9,409)
Fair value gain from equity financial asset	13	—	1,995
Finance lease income		585	1,025
Other operating income – net		815	3,296
Depreciation	8	(158,815)	(153,653)
Amortisation of intangible assets		(610)	(546)
Gain on disposal of vessels		21,110	22,932
Gain on derecognition of right-of-use assets (vessels)		—	2,536
Write-back of impairment charge on vessels	8	1,470	31,901
Remeasurement of equity interest in joint venture	25	—	9,835
Other expenses		—	(1,146)
Operating profit		270,832	223,562
Foreign currency exchange loss – net		(814)	(792)
Interest income		1,941	3,435
Interest expense		(29,773)	(38,552)
Other finance expenses		(2,538)	(2,743)
Finance expenses – net		(31,184)	(38,652)
Share of profit of a joint venture		—	2,031
Profit before tax		239,648	186,941
Income tax expense	7(a)	(1,071)	(521)
Profit after tax		238,577	186,420
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
– fair value gain		34,694	34,782
– reclassification to profit or loss		(3,248)	8,863
Currency translation reserve		2,066	(2,870)
Other comprehensive (loss)/income, net of tax		33,512	40,775
Total comprehensive income		272,089	227,195
Profit attributable to:
Equity holders of the Company		227,396	184,821
Non-controlling interests		11,181	1,599
		238,577	186,420
Total comprehensive income/(loss):
Equity holders of the Company		260,705	225,933
Non-controlling interests		11,384	1,262
		272,089	227,195
Earnings per share attributable to the equity holders of the Company:
(expressed in US$ per share)
Basic/ Diluted earnings per share	6	1.68	1.33
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As at 31 December 2022
	Note	2022	2021
		US$’000	US$’000
Intangible assets		1,370	1,878
Derivative financial instruments	14	23,806	—
Finance lease receivables	9	2,684	10,526
Other receivables	11	15,869	—
Deferred tax assets	7(c)	6,720	—
Total other non-current assets		49,079	10,526
Vessels and dry docking	8	1,520,172	1,791,685
Right-of-use assets (vessels)	8	249,477	107,736
Other property, plant and equipment	8	307	77
Property, plant and equipment	8	1,769,956	1,899,498
Total non-current assets		1,820,405	1,911,902
Inventories	10	135,932	54,584
Trade and other receivables	11	197,593	191,630
Equity financial assets, at fair value	13	3,271	3,250
Derivative financial instruments	14	23,474	23,682
Finance lease receivables	9	7,842	7,535
Assets held-for-sale	12	86,869	39,027
Cash and cash equivalents	15	284,516	132,673
Total current assets		739,497	452,381
Total assets		2,559,902	2,364,283
Share capital	16	1,419	1,419
Share premium	16	289,812	289,812
Treasury shares	16	(47,631)	(23,294)
Contributed surplus		685,913	685,913
Other reserves		(9,777)	(42,436)
Retained earnings		556,996	460,648
		1,476,732	1,372,062
Non-controlling interests		119,858	13,837
Total shareholders’ equity		1,596,590	1,385,899
Borrowings	17	362,220	659,781
Lease liabilities	18	106,281	86,140
Derivative financial instruments	14	929	12,962
Total non-current liabilities		469,430	758,883
Borrowings	17	116,153	82,508
Lease liabilities	18	121,202	46,400
Derivative financial instruments	14	40,151	11,983
Current income tax liabilities	7(b)	2,489	1,231
Trade and other payables	19	213,887	77,379
Total current liabilities		493,882	219,501
Total liabilities		963,312	978,384
Total equity and liabilities		2,559,902	2,364,283
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2022
		Attributable to equity holders of the Company
	Note	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2022		1,419	289,812	(23,294)	685,913	(36,259)	(6,669)	922	(2,624)	2,194	460,648	1,372,062	13,837	1,385,899
Profit after tax		—	—	—	—	—	—	—	—	—	227,396	227,396	11,181	238,577
Other comprehensive income/(loss)		—	—	—	—	—	31,446	—	1,863	—	—	33,309	203	33,512
Total comprehensive income/(loss) for the financial year		—	—	—	—	—	31,446	—	1,863	—	227,396	260,705	11,384	272,089
Share-based payment reserve − Value of employee services		—	—	—	—	—	—	1,372	—	—	—	1,372	—	1,372
Purchases of treasury shares	16	—	—	(27,661)	—	—	—	—	—	—	—	(27,661)	—	(27,661)
Share options exercised	16	—	—	3,324	—	—	—	(153)	—	(1,833)	—	1,338	—	1,338
Dividends paid	24	—	—	—	—	—	—	—	—	—	(126,705)	(126,705)	—	(126,705)
Acquisition of subsidiary with non-controlling interests	25	—	—	—	—	—	—	—	—	—	—	—	10,327	10,327
Changes in non-controlling interests arising from changes of interests in subsidiary	26	—	—	—	—	—	—	—	—	—	(4,343)	(4,343)	84,343	80,000
Others		—	—	—	—	—	—	—	—	(36)	—	(36)	(33)	(69)
Total transactions with owners, recognised directly in equity		—	—	(24,337)	—	—	—	1,219	—	(1,869)	(131,048)	(156,035)	94,637	(61,398)
Balance at 31 December 2022		1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590
Balance at 1 January 2021		1,419	289,812	(16,895)	685,913	(36,259)	(50,314)	457	(91)	—	377,528	1,251,570	—	1,251,570
Profit after tax		—	—	—	—	—	—	—	—	—	184,821	184,821	1,599	186,420
Other comprehensive income/(loss)		—	—	—	—	—	43,645	—	(2,533)	—	—	41,112	(337)	40,775
Total comprehensive income/(loss)		—	—	—	—	—	43,645	—	(2,533)	—	184,821	225,933	1,262	227,195
Share-based payment reserve − Value of employee services		—	—	—	—	—	—	465	—	—	—	465	—	465
Purchases of treasury shares	16	—	—	(7,336)	—	—	—	—	—	—	—	(7,336)	—	(7,336)
Transfer of treasury shares	16	—	—	937	—	—	—	—	—	—	—	937	—	937
Dividends paid	24	—	—	—	—	—	—	—	—	—	(99,507)	(99,507)	—	(99,507)
Acquisition of subsidiary	25	—	—	—	—	—	—	—	—	—	—	—	12,575	12,575
Others	16	—	—	—	—	—	—	—	—	2,194	(2,194)	—	—	—
Total transactions with owners, recognised directly in equity		—	—	(6,399)	—	—	—	465	—	2,194	(101,701)	(105,441)	12,575	(92,866)
Balance at 31 December 2021		1,419	289,812	(23,294)	685,913	(36,259)	(6,669)	922	(2,624)	2,194	460,648	1,372,062	13,837	1,385,899
The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2022
	Note	2022	2021
		US$’000	US$’000
Cash flows from operating activities
Profit before tax for the financial year		239,648	186,941
Adjustments for:
− amortisation of intangible assets		610	546
− depreciation charge	8	158,815	153,653
− write-back of impairment charge on vessels	8	—	(31,901)
− write-back of impairment charge on right-of-use assets (vessels)	8	(1,470)	—
− gain on disposal of assets held-for-sale		(14,215)	(18,642)
− gain on disposal of vessels		(6,895)	(4,290)
− gain on derecognition of right-of-use assets (vessels)		—	(2,536)
− remeasurement of equity interest in joint venture	25	—	(9,835)
− interest income		(1,941)	(3,435)
− interest expense		29,773	38,552
− other finance expense		2,040	2,249
− share-based payments		1,372	465
− share of profit of a joint venture		—	(2,031)
− finance lease income		(585)	(1,025)
− fair value gain from equity financial asset	13	—	(1,995)
		407,152	306,716
Changes in working capital:
− inventories		(51,210)	(39,096)
− trade and other receivables		111,986	(1,316)
− trade and other payables		35,029	33,158
− derivative financial instruments		253	(22,885)
− margin account held with broker		2,820	30,874
Total changes in working capital:		98,878	735
Tax paid	7(b)	(730)	(148)
Net cash from operating activities		505,300	307,303
Cash flows from investing activities
Additions in property, plant and equipment		(46,192)	(187,336)
Progress payments for vessel upgrades and dry docks1		16,035	15,967
Additions in intangible assets		(103)	(475)
Net proceeds from (purchase)/sale of equity financial asset, at FVPL	13	(21)	27,004
Proceeds from sale of assets held-for-sale		95,415	143,605
Proceeds from sale of vessels		87,883	50,884
Repayment of loan receivables from a joint venture		—	1,900
Repayment of finance lease receivables	9	7,535	17,266
Interest received		585	2,270
Acquisition of subsidiary, net of cash acquired	25	(48,588)	4,633
Net cash from investing activities		112,549	75,718
Cash flows from financing activities
Proceeds from bank borrowings		67,243	218,670
Payment of financing fees		(109)	(2,099)
Repayments of bank borrowings		(389,103)	(301,323)
Payment of lease liabilities	18	(54,181)	(48,621)
Interest paid		(24,857)	(34,577)
Other finance expense paid		(1,586)	(2,275)
Purchase of treasury shares		(26,323)	(5,540)
Drawdown of trust receipts		260,377	23,994
Repayment of trust receipts		(306,856)	(58,452)
Dividend payment	24	(126,705)	(99,507)
Contributions from non-controlling interests	26	80,000	—
Net cash used in financing activities		(522,100)	(309,730)
Net increase in cash and cash equivalents		95,749	73,291
Cash and cash equivalents at beginning of the financial year		129,647	56,356
Cash and cash equivalents at end of the financial year	15	225,396	129,647

1
This will be reclassified from “prepayments” to “property, plant and equipment” upon completion.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2022
Reconciliation of liabilities arising from financing activities
	Borrowings	Lease liabilities	Interest rate swaps*
	US$’000	US$’000	US$’000
At 1 January 2022	742,289	132,540	14,140
Cash changes:
Proceeds from bank borrowings and trust receipts	327,511	—	—
Principal and interest payments	(712,610)	(59,137)	(3,250)
	(385,099)	(59,137)	(3,250)
Non-cash changes:
Interest expense	21,565	4,956	3,252
Changes in fair value of interest rate swaps	—	—	(14,142)
Additions to lease liabilities	—	16,016	—
Lease modifications		42,645
Acquisition of subsidiary	99,618	90,463	—
	121,183	154,080	(10,890)
At 31 December 2022	478,373	227,483	—
At 1 January 2021	857,523	188,446	34,235
Cash changes:
Proceeds from bank borrowings and trust receipts	240,566	—	—
Principal and interest payments	(376,287)	(55,110)	(11,576)
	(135,721)	(55,110)	(11,576)
Non-cash changes:
Interest expense	20,487	6,489	11,576
Changes in fair value of interest rate swaps	—	—	(20,095)
Additions to lease liabilities	—	20,866	—
Derecognition of lease liabilities	—	(28,151)	—
	20,487	(796)	(8,519)
At 31 December 2021	742,289	132,540	14,140

*
Interest rate swaps are hedged against certain portions of bank borrowings.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.
1.
General information

BW LPG Limited (the “Company”) is listed on the Oslo Stock Exchange and incorporated and domiciled in Bermuda. The address of its registered office is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda.
The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are shipowning, chartering and LPG trading (note 27).
These consolidated financial statements were authorised for issue by the Board of Directors of the Company on 28 February 2023.
2.
Significant accounting policies

(a)
Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASAB (“IFRS”), and have been prepared under the historical cost convention, except as disclosed in the accounting policies below.
New standards, amendments to published standards and interpretations, adopted by the Group
The Group has adopted all the relevant new standards, amendments and interpretations to published standards as of 1 January 2022.
The adoption of these new standards, amendments, and interpretations to published standards does not have a material impact on the consolidated financial statements.
Critical accounting estimates, assumptions and judgements
The preparation of the consolidated financial statements in conformity with IFRS requires Management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The following is a summary of estimates and assumptions which have a material effect.
(1)
Useful life and residual value of assets

The Group reviews the useful life and residual value of its vessels at the balance sheet date and any adjustments are made on a prospective basis. Residual value is estimated as the lightweight tonnage (LWT) of each vessel multiplied by the scrap steel price per LWT, referenced against historical average price. If estimates of the residual values are revised, the amount of depreciation charge in the future years will be changed.
The useful lives of the vessels are assessed periodically based on the condition of the vessels, market conditions and other regulatory requirements. If the estimates of useful lives for the vessels are revised or there is a change in useful lives, the amount of depreciation charge recorded in future years will be changed.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(2)
Impairment

The Group assesses at the balance sheet dates whether there is any objective evidence or indication that the values of the intangible assets, and property, plant and equipment may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the asset, and write down the asset to the recoverable amount. The assessment of the recoverable amounts of the vessels is based on the higher of fair value less cost to sell and value-in-use calculations, with each vessel being regarded as one cash generating unit. The recoverable amount of vessels is estimated predominantly based on independent third party broker valuations.
Changes to these brokers’ estimates may significantly impact the impairment charges recognised and future changes may lead to reversals of currently recognised impairment charges.
See note 8(c) for further disclosures.
(3)
Revenue recognition

All voyage revenues are recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages (including voyages servicing contracts of affreightment). Under this method, spot voyage revenue is recognised rateably over the period from the point of loading of the current voyage to the point of discharge of the current voyage.
Management uses its judgement in estimating the total number of days of a voyage based on historical trends, the operating capability of the vessel (speed and fuel consumption) and the distance of the trade route. Actual results may differ from estimates.
(b)
Revenue and income recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities, net of rebates, discounts, off-hire charges and after eliminating sales within the Group.
(1)
Rendering of services

Revenue from time charters accounted for as operating leases is recognised in accordance with IFRS 16 in profit or loss on a straight-line basis over the lease term. Apart from the lease, performance obligations include non-lease components attributable to the bareboat charter and the operation of the vessel which are accounted for as service revenue under IFRS 15. This revenue is recognised “over time” as the customer is simultaneously receiving and consuming the benefits of the service. Revenues are allocated to each performance obligation based on its relative standalone selling price, generally determined based on prices charged to customers. Non-lease components are not separately disclosed as they are considered not material to understand the Group operations.
Revenue from spot voyages is recognised rateably over the estimated length of the voyage on a load-to-discharge basis within the respective reporting period. Voyage expenses are capitalized between the discharge port of the immediately previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfilment costs. The performance obligations for voyage revenue are satisfied over time from when the vessel is ready at the load port to the point of cargo delivery at the discharge port. No additional disclosures in relation to the incremental cost of obtaining the contract and the remaining performance obligation with an original duration of one year or less are made as the Group has applied the practical expedients available in the

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

standard. Additionally, as the Group typically receives payments within one year from the start of the voyage, there are no additional disclosures made.
Demurrage revenue represents a variable consideration and is recognised as revenue from spot voyages based on percentage of completion, consistent with the basis of recognising voyage freight revenue and is assessed at a percentage of the total estimated claims issued to customers. The estimation of this rate is based on the historical actual demurrage recovered over the total estimated claims issued to customers.
(2)
Product Services — cargo sales

Revenue from the sale of goods is recognised at the point in time when the performance obligations have been satisfied, which is when control of the cargo is transferred to the customer. Revenue is measured based on consideration specified in the contract with a customer, which also includes the provision of services (shipping and insurance) when goods are sold on a CFR or CIF basis, which means that the Group is responsible (acts as principal) for providing shipping services, and in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group, therefore, has separate performance obligations for freight and insurance services that are provided to facilitate the sale of commodities. The Group does not disclose sales revenue from freight and insurance services separately as these are not considered necessary in order to understand the economic impact on the Group and are analysed by the chief operation decision maker within the “Product Services” segment. The same recognition and presentation principles apply to revenues arising from physical settlement of forward sale contracts that do not meet the own use exemption. See note 2(y).
(3)
Interest income

Interest income is recognised on a time proportion basis using the effective interest method.
(c)
Group accounting

(1)
Subsidiaries

(i)
Consolidation

Subsidiaries are entities (including special purpose entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.
In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure the consistency of accounting policies with those of the Group.
Non-controlling interests are part of the net results of operations and of net assets of a subsidiary attributable to the interests which are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet. Total comprehensive

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.
(ii)
Acquisitions

The Group uses the acquisition method of accounting to account for business combinations.
The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group.
The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair value at the acquisition date.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date, and any gains or losses arising from such re-measurement are recognised in profit or loss.
Acquisition-related costs are expensed as incurred.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.
On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair values of the identifiable net assets acquired, is recorded as goodwill.
The excess of: (i) fair value of the net identifiable assets acquired over the (ii) consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree; is recorded in the profit or loss during the period when it occurs.
The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
(iii)
Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.
(2)
Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised in a separate reserve within equity attributable to the equity holders of the Company.
(3)
Joint venture

A joint venture is an entity over which the Group has joint control as a result of contractual arrangements and rights to the net assets of the entity.
Investment in joint ventures is accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.
(i)
Acquisitions

Investment in a joint venture is initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint venture represents the excess of the cost of acquisition of the joint venture over the Group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investment.
(ii)
Equity method of accounting

Under the equity method of accounting, the investment is initially recognised at cost and adjusted thereafter to recognise the Group’s share of its joint venture’s post-acquisition profits or losses in the Group’s profit or loss and its share of the joint venture’s other comprehensive income in the Group’s other comprehensive income. Dividend received or receivable from the joint venture is recognised as a reduction of the carrying amount of the investment. When the Group’s share of losses in a joint venture equals to or exceeds its interest in the joint venture, the Group does not recognise further losses, unless it has incurred legal or constructive obligations to make, or has made, payments on behalf of the joint venture. If the joint venture subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.
Unrealised gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealised losses are also eliminated unless the transactions provide evidence of impairment of the assets transferred. The accounting policies of a joint venture are changed where necessary to ensure consistency with the accounting policies adopted by the Group.
(iii)
Disposals

Investment in joint venture is derecognised when the Group loses joint control. If the retained equity interest in the former joint venture is a financial asset, the retained equity

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

interest is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when joint control is lost, and its fair value and any proceeds on partial disposal, is recognised in profit or loss.
(d)
Intangible assets

Computer software
Acquired computer software are initially capitalised at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable costs of preparing the assets for its intended use. They are subsequently carried at cost less accumulated amortisation and impairment losses. These costs are amortised to profit or loss using the straight-line method over their estimated remaining useful lives of 5 years.
The useful lives are reviewed, and adjusted as appropriate, at least annually. The effects of any revision in estimate are recognised in profit or loss when the changes arise.
(e)
Property, plant and equipment

(1)
Measurement

(i)
Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (note 2(f)).

(ii)
The cost of an item of property, plant and equipment initially recognised includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

(iii)
If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

(2)
Depreciation

(i)
Depreciation on property, plant and equipment is calculated using a straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Vessels	25 years
Dry docking/Scrubbers	2.5 – 5 years
Furniture and fixtures	3 – 5 years
The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at least annually. The effects of any revision in estimate are recognised in profit or loss when the changes arise.
(ii)
Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. The remaining carrying amount of the old component as a result of a replacement will be written off to profit or loss.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(3)
Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment, including drydocking and replacing a significant component, that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.
(4)
Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.
(f)
Impairment of non-financial assets

Intangible assets with finite lives, property, plant and equipment and investment in a joint venture are tested for impairment whenever there is any objective evidence or an indication that these assets may be impaired.
For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.
If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognised as an impairment loss in profit or loss.
An impairment loss for an asset (or CGU) is reversed if, and only if, there has been a change in the estimates used to determine the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognised. The carrying amount of this asset (or CGU) is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of impairment loss for an asset (or CGU) is recognised in profit or loss.
(g)
Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and if so, the nature of the item being hedged. The Group designates each hedge as either: (a) fair value hedge or (b) cash flow hedge.
For derivative financial instruments that are not designated or do not qualify for hedge accounting, any fair value gains or losses are recognised in profit or loss as derivative gain/(loss) when the change arises.
At the inception of the transaction, the Group documents the relationship between the hedging instruments and hedged items as well as, the risk management objective and strategies for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.
The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is less than 12 months. The fair value of a trading derivative is classified as a current asset or liability.
The fair value of derivative financial instruments represents the amount estimated by banks or brokers that the Group will receive or pay to terminate the derivatives at the balance sheet date.
Hedges directly affected by interest rate benchmark reform.
Phase 1 amendments: Prior to interest rate benchmark reform — when there is uncertainty arising from interest rate benchmark reform
For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.
For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss.
The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.
The basis for determining the contractual cash flows of the hedged item or the hedging instrument may be modified as required by the IBOR reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
—
the change is necessary as a direct consequence of the reform; and

—
the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e the basis immediately before the change.

For these modifications, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform when there is no longer uncertainty about the cash flows of the hedged item or the hedging instrument.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

For this purpose, the hedge designation is amended only to make one or more of the following changes:
—
designating an alternative benchmark rate as the hedged risk;

—
updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or

—
updating the description of the hedging instrument.

Hedges directly affected by interest rate benchmark reform.
Phase 2 amendments: Replacement of benchmark interest rates — when there is no longer uncertainty arising from interest rate benchmark reform
The Group amends the description of the hedging instrument only if the following conditions are met:
—
it makes a change required by interest rate benchmark reform by changing the basis for determining the contractual cash flows of the hedging instrument or using another approach that is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and

—
the original hedging instrument is not derecognised.

These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.
If other changes are made in addition to those changes required by the interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.
(1)
Interest rate swaps

The Group has entered into interest rate swaps that are cash flow hedges for the Group’s exposure to interest rate risk on its borrowings. These contracts entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus allowing the Group to raise borrowings at floating rates and swap them into fixed rates. The Group hedges up to 75% of its floating rate borrowings and the hedged item is identified as a proportion of the outstanding amount of the borrowings. As all critical terms matched during the year, the economic relationship was assessed to be 100% effective.
The fair value changes on the effective portion of interest rate swaps designated as cash flow hedges are recognised in other comprehensive income, accumulated in the fair value reserve, and reclassified to profit or loss when the hedged interest expense on the borrowings is recognised in profit or loss. The fair value changes on the ineffective portion of interest swaps are recognised immediately in profit or loss.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(2)
Forward bunker swaps

The Group has entered into forward bunker swaps that are cash flow hedges for the Group’s exposure to cash flow variability for its forecasted bunker purchases. These contracts entitle the Group to receive bunker at floating rates and oblige the Group to pay for bunker at fixed prices, or in some contracts to pay a fixed incremental spread (between high and low sulphur fuel oil) for low sulphur fuel oil. It was assessed that the economic relationship between the forward bunker swaps and the hedged item was effective as the critical terms match.
The fair value changes on the effective portion of the forward bunker swaps designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.
(3)
Forward freight agreements (FFAs)

The Group has entered into FFAs that are cash flow hedges for the Group’s exposure to cash flow variability, for its forecasted freight earnings. These contracts entitle the Group to receive fixed freight rates and oblige the Group to pay floating freight rates for the volumes transacted. This effectively hedges the forecasted freight revenue contracted at future market freight rates. It was assessed that the economic relationship between the FFAs and the hedged item was effective as the critical terms match.
The fair value changes on the effective portion of the FFAs designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.
(4)
Non-derivative financial asset

The Group has designated the foreign currency risk component of a foreign denominated cash balance as a cash flow hedge against the Group’s commitment for the exercise of a purchase option on its time charter in lease contract which is denominated in the same foreign currency. This effectively hedges the forecasted purchase price at a fixed USD amount from the date of designation of the hedge. It was assessed that the economic relationship between the hedging instrument and the hedged item was effective as the critical terms match.
The fair value changes on the effective portion of the foreign currency risk component of the foreign denominated cash balance designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified into the cost of the asset upon payment of the purchase option.
(h)
Financial assets

(1)
Financial assets at amortised cost

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:
—
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

—
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

The Group’s financial assets at amortised costs, are presented as “finance lease receivables” (note 9) “trade and other receivables” (note 11) and “cash and cash equivalents” (note 15) in the consolidated balance sheet.
These financial assets are initially recognised at their fair values plus transaction costs and subsequently carried at amortised cost using the effective interest method, less accumulated impairment losses.
The Group managed these groups of financial assets by collecting the contractual cash flow and these cash flows represent solely payment of principal and interest. Accordingly, these groups of financial assets are measured at amortised cost subsequent to initial recognition.
The Group assesses on a forward-looking basis the expected credit losses (ECLs) associated with these groups of financial assets.
For trade receivables, finance lease receivables and other receivables — related party, the Group applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.
For cash and cash equivalents, the general 3 stage approach is applied. Credit loss allowance is based on 12-month ECL if there is no significant increase in credit risk since the initial recognition of the assets. If there is a significant increase in credit risk since initial recognition, lifetime ECL will be calculated and recognised.
When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.
The Group considers a financial asset to be in default when:
—
the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or

—
the financial asset is more than 90 days past due.

When the asset becomes uncollectible, it is written off against the allowance amount. Subsequent recoveries of amounts previously written off are recognised against the same line item in profit or loss.
The impairment allowance is reduced through profit or loss in a subsequent period by the amount of ECL reversal that is required to adjust the loss allowance to the amount that is required to be recognised at the reporting date.
These assets are presented as current assets except for those that are expected to be realised later than 12 months after the balance sheet date, which are presented as non-current assets.
The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(2)
Equity Investments

Equity investments are initially recognised at its fair value. Transaction costs are expensed in profit or loss.
(i)
The Group subsequently measures all its equity investments at their fair values. Equity investments are classified as fair value through profit or loss (“FVTPL”) with movements in their fair values recognised in profit or loss in the period in which the changes arise. Dividends from equity investments are recognised in profit or loss as “dividend income.”

(ii)
On disposal of an equity investment, the difference between the carrying amount and sales proceed is recognised in profit or loss.

(i)
Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to profit or loss over the period of the borrowings using the effective interest method.
Borrowings are presented as current liabilities in the consolidated balance sheet unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.
(j)
Borrowing costs

Borrowing costs are recognised in the profit and loss using the effective interest method except for those costs that are directly attributable to the construction of vessels. This includes those costs on borrowings acquired specifically for the construction of vessels, as well as those in relation to general borrowings used to finance the construction of vessels.
Borrowing costs on borrowings acquired specifically for the construction of vessels are capitalised in the cost of the vessel under construction during the period of construction until the Group takes delivery of the vessels. Borrowing costs on general borrowings are capitalised by applying a capitalisation rate to the construction expenditures that are financed by general borrowings.
The basis for determining the contractual cash flows of the borrowing may be modified as required by the IBOR reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
—
the change is necessary as a direct consequence of the reform; and

—
the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e. the basis immediately before the change.

For this purpose, the Group updated the effective interest rate of the borrowing to reflect the change that is required.
If other changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first updated the effective interest rate of the borrowing to reflect the change that is required by interest rate benchmark reform. Then the Group applied the policies on accounting for modification to the additional changes.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(k)
Trade and other payables

Trade and other payables represent liabilities to pay for goods or services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method and are derecognised when the Group’s obligation has been discharged or cancelled or expired.
(l)
Leases

(1)
As a lessee:

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.
The Group recognised a right-of-use asset and lease liability at the lease commencement date. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.
The right-of-use assets are subsequently carried at cost less accumulated depreciation and accumulated impairment losses (note 2(f)). Depreciation is calculated on straight-line method from the commencement date to the to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or it is reasonably certain that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.
Right-of-use assets are presented within “Right-of-use assets (vessels)”.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. From 1 January 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
Lease payments included in the measurement of the lease liability comprise the following:
—
fixed payments, including in-substance fixed payments;

—
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

—
amounts expected to be payable under a residual value guarantee; and

—
the exercise price under a purchase option that the Group is reasonably certain to

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension, or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Variable lease payments not dependent on an index or rate and lease payments arising from leases with lease terms less than 12 months are recognised as an expense as incurred, or on a straight-line basis over the lease term and presented within “charter hire expenses”.
Payments made in relation to the non-lease components of the leases are recognised as an expense on a straight-line basis over the lease term.
(2)
As a lessor:

The Group time charters vessels to non-related parties under lease agreements. The leases have varying terms.
Lessor — Finance leases
Leases where the Group has transferred substantially all risks and rewards incidental to ownership of the leased assets to the lessees, are classified as finance leases. The leased asset is derecognised and the present value of the lease receivable is recognised on the balance sheet. Each lease payment received is applied against the gross investment in the finance lease receivable to reduce both the principal and the unearned finance income. The finance income is recognised in profit or loss on a basis that reflects a constant periodic rate of return on the net investment in the finance lease receivable. The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease (see note 2(h)).
Initial direct costs incurred by the Group in negotiating and arranging finance leases are added to finance lease receivables and reduce the amount of income recognised over the lease term.
Lessor — Operating leases
Leases, where the Group retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognised in profit or loss on a straight-line basis over the lease term.
(3)
As an intermediate lessor:

In classifying a sublease, the Group as an intermediate lessor classifies the sublease as a finance or an operating lease with reference to the right-of-use asset arising from the head lease, rather than the underlying asset.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

When the sublease is assessed as a finance lease, the Group derecognises the right-of-use asset relating to the head lease that it transfers to the sublessee and recognised the net investment in the sublease within “Finance lease receivables”. Any differences between the right-of-use asset derecognised and the net investment in sublease is recognised in the statement of comprehensive income. Lease liability relating to the head lease is retained on the balance sheet, which represents the lease payments owed to the head lessor.
When the sublease is assessed as an operating lease, the Group recognise lease income from sublease in profit or loss within “Revenue from time charter voyages”. The right-of-use asset relating to the head lease is not derecognised.
(m)
Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices for financial assets are the current bid prices; the appropriate market prices used for financial liabilities are the current asking prices.
The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used.
(n)
Inventories

Inventories comprise fuel oil and liquefied petroleum gas (“LPG)” remaining on board and LPG held for trading purposes.
Fuel oil and LPG remaining on board is measured at the lower of cost (on a first-in, first-out basis) and net realisable value.
LPG held for trading purposes are measured at fair value less costs to sell. Any change in fair value is recognised in profit or loss for the period in which it arose.
(o)
Provisions for other liabilities and charges

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are not recognised for future operating losses.
Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised in profit or loss as finance expense.
Changes in the estimated timing or amount of the expenditure or discount rate are recognised in profit or loss when the changes arise.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(p)
Foreign currency translation

(1)
Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Group are presented in United States Dollars (“US$”), which is the functional currency of the Company.
(2)
Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in profit or loss within “finance expense — net”.
(3)
Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from United States Dollars are translated into United States Dollars as follows:
(i)
Assets and liabilities are translated at the closing rate at the reporting date;

(ii)
Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates on the transactions); and

(iii)
All resulting currency translation differences are recognised in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal of the entity giving rise to such reserve.

(q)
Employee benefits

Employee benefits are recognised as an expense unless the cost qualifies to be classified as an asset.
(1)
Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.
(2)
Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

(3)
Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The value of the employee services received in exchange for the grant of options is recognised as an expense with a corresponding increase in the share-based payment reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options granted on grant date. Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date and recognises the impact of the revision of the estimates in profit or loss, with a corresponding adjustment to the share-based payment reserve over the remaining vesting period.
When the share options are exercised, the proceeds received (net of transaction costs) and the related balance previously recognised in the share-based payment reserve are credited to share capital (nominal value) and share premium, when new ordinary shares are issued, or to the “treasury shares” account, when treasury shares are reissued to the employees.
(r)
Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.
(s)
Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and short-term bank deposits less restricted cash, related to margin accounts held with brokers, which are subject to an insignificant risk of change in value.
(t)
Share capital and treasury shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new common shares are deducted against share premium, a component of the share capital account.
When any entity within the Group purchases the Company’s common shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Company’s equity holders, until they are cancelled, sold, or reissued.
When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve.
(u)
Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date, and reflects uncertainty related to income taxes, if any.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.
Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.
(v)
Dividend to Company’s shareholders

Dividend to the Company’s shareholders is recognised when the dividend is approved.
(w)
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to Management whose members are responsible for allocating resources and assessing the performance of the operating segments.
(x)
Non — current assets (or disposal groups) held-for-sale

Non-current assets (or disposal groups) are classified as assets held-for-sale and carried at the lower of carrying amount and fair value less costs to sell if its carrying amount is recovered principally through a sale transaction rather than through continuing use. The asset is not depreciated or amortised while it is classified as held-for-sale. Any impairment loss on initial classification and subsequent measurement is recognised as an expense. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognised) is recognised in profit or loss.
(y)
Commodity contracts

The Product Services division transacts in exchange traded derivatives, and enters into physical contracts to buy and sell commodities. Derivative instruments, which include physical commodity contracts that do not meet the own use exemption, are accounted for as derivatives at fair value through profit or loss. The Group accounts for these physical commodity contracts under IFRS 9 before physical delivery, and excludes changes in the fair value of derivative assets and liabilities prior to

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
2.
Significant accounting policies (continued)

physical delivery from revenue from contracts with customers. Derivative gains or losses are presented separately as “derivative gain/(loss)” within Revenue — Product Services.
The Group treats the counterparties to these physical commodity contracts as a customer under IFRS 15 when the physical delivery of commodities occurs and measures revenue from these contracts at the contractual transaction price. At delivery of the commodity, the sale of the commodity is recognised as revenue under IFRS 15. See note 2(b)(2).
(z)
Contingent liabilities

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
The Group is involved in certain claims, litigations, and disputes. Due to the nature of these disputes and matters, and the uncertainty of the outcome, the Group believes that possible obligations arising are remote and the amount of exposure cannot currently be determined.
3.
Revenue

	2022	2021
	US$’000	US$’000
(a) Revenue – Shipping
− spot voyages	699,028	451,329
– time charter	134,304	178,856
	833,332	630,185
(b) Revenue – Product Services
− cargo sales	724,416	619,806
− derivative gain/(loss)	376	(8,636)
	724,792	611,170

4.
Expenses by nature

	2022	2021
	US$’000	US$’000
Fuel oil consumed	221,436	132,399
Port charges	80,338	70,854
Other voyage expenses	48,242	18,967
Voyage expenses	350,016	222,220
Cost of cargo and delivery expenses – Product Services	640,554	557,183
Manning costs	46,878	48,213
Maintenance and repair expenses	32,172	32,736
Insurance expenses	4,146	4,716

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
4.
Expenses by nature (continued)

	2022	2021
	US$’000	US$’000
Other vessel operating expenses	10,232	14,482
Vessel operating expenses	93,428	100,147
Employee compensation (note 5)	17,647	18,017
Directors’ fees	378	377
Audit and other attestation fees	286	241
Other general and administrative expenses	13,605	13,947
General and administrative expenses	31,916	32,582
Time charter-in expenses (short-term)	8,060	6,572
Time charter-in expenses (variable payments)	8,367	2,837
Charter hire expenses	16,427	9,409
Time charter contracts (non-lease components)	19,506	14,427

5.
Employee compensation

	2022	2021
	US$’000	US$’000
Wages and salaries	15,857	16,970
Share-based payments – equity settled	1,372	631
Post-employment benefits – contributions to defined contribution plans	418	416
	17,647	18,017

6.
Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the financial year.
Diluted earnings per share is calculated by dividing the net profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the financial year, after adjusting for all dilutive potential ordinary shares. The potential common shares arising from the Company’s equity-settled, share-based compensation plan does not have a material impact on the computation of basic earnings per share.
	2022	2021
Net profit attributable to equity holders of the Company (US$’000)	227,396	184,821
Weighted average number of common shares outstanding (‘000)*	135,416	138,951
Basic and diluted earnings per share (US$ per share)	1.68	1.33

*
Includes dilutive shares from share options of 664,756 (2021: 1,052,789)

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
7.
Income tax expense

(a)
Income tax expense

	2022	2021
	US$’000	US$’000
Tax expense attributable to profit is made up of:
− profit for the financial year:
current income tax	1,315	563
− under/(over)provision in prior financial years:
current income tax	349	(42)
− recognition of deferred tax assets
current income tax	(593)	—
	1,071	521

(b)
Movement in current income tax liabilities

	2022	2021
	US$’000	US$’000
At beginning of the financial year	1,231	995
Income tax expense	1,664	521
Income tax paid	(730)	(148)
Acquisition of subsidiary (note 25)	66	—
Currency effects	258	(137)
At end of the financial year	2,489	1,231

(c)
Movement in deferred tax assets

	2022	2021
	US$’000	US$’000
At beginning of the financial year	—	—
Tax credited to profit for the financial year	593	—
Acquisition of subsidiary (note 25)	5,919	—
Currency effects	208	—
At end of the financial year	6,720	—
Deferred tax assets are recognised for tax losses carried forward for the Group’s Spanish subsidiary, Vilma Oil Trading, S.L., to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has concluded that the deferred tax assets will be recoverable from the estimated future taxable income of the subsidiary within the next five years.
There is no income, withholding, capital gains or capital transfer taxes payable in Bermuda. Income tax expense reconciliation is as follows:
	2022	2021
	US$’000	US$’000
Profit before tax	239,648	186,941
Tax calculated at a tax rate of 0% (2021: 0%)	—	—
Effects of different tax rates in other countries	1,664	521
Recognition of unutilised tax losses	(593)	—
Income tax expense	1,071	521

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
8.
Property, plant and equipment

	Vessels	Dry docking	Furniture and fixtures	Right-of-use assets (Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2022	2,267,087	63,614	555	176,659	2,507,915
Additions	33,734	12,347	111	16,016	62,208
Acquisition of subsidiary (note 25)	—	—	151	123,336	123,487
Lease modifications	—	—	—	48,145	48,145
Disposals	(141,530)	(5,418)	—	—	(146,948)
Reclassified to assets held-for-sale (note 12)	(209,049)	(5,356)	—	—	(214,405)
Write off on completion of dry docking costs	—	(10,180)	—	—	(10,180)
Currency effects	3,547	114	—	—	3,661
At 31 December 2022	1,953,789	55,121	817	364,156	2,373,883
Accumulated depreciation and impairment charge
At 1 January 2022	510,553	28,463	478	68,923	608,417
Depreciation charge	99,590	11,967	32	47,226	158,815
Disposals	(63,118)	(2,909)	—	—	(66,027)
Write-back of impairment charge	—	—	—	(1,470)	(1,470)
Reclassified to assets held-for-sale (note 12)	(81,590)	(4,205)	—	—	(85,795)
Write off on completion of dry docking costs	—	(10,180)	—	—	(10,180)
Currency effects	124	43	—	—	167
At 31 December 2022	465,559	23,179	510	114,679	603,927
Net book value
At 31 December 2022	1,488,230	31,942	307	249,477	1,769,956
Cost
At 1 January 2021	2,250,450	68,444	546	213,408	2,532,848
Additions	157,395	29,932	9	20,866	208,202
Acquisition of subsidiary (note 25)	189,999	7,001	—	—	197,000
Disposals	(148,055)	(9,130)	—	(57,615)	(214,800)
Reclassified to assets held-for-sale (note 12)	(179,155)	(8,206)	—	—	(187,361)
Write off on completion of dry docking costs	—	(24,313)	—	—	(24,313)
Currency effects	(3,547)	(114)	—	—	(3,661)
At 31 December 2021	2,267,087	63,614	555	176,659	2,507,915
Accumulated depreciation and impairment charge
At 1 January 2021	520,253	44,303	410	66,142	631,108
Depreciation charge	104,030	14,774	68	34,781	153,653
Disposals	(59,138)	(5,454)	—	(32,000)	(96,592)
Write-back of impairment charge	(31,901)		—	—	(31,901)
Reclassified to assets held-for-sale (note 12)	(22,567)	(804)	—	—	(23,371)
Write off on completion of dry docking costs	—	(24,313)	—	—	(24,313)
Currency effects	(124)	(43)	—	—	(167)
At 31 December 2021	510,553	28,463	478	68,923	608,417
Net book value
At 31 December 2021	1,756,534	35,151	77	107,736	1,899,498

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
8.
Property, plant and equipment (continued)

(a)
Vessels with an aggregate carrying amount of US$974.5 million as at 31 December 2022 (2021: US$1,791.7 million) are pledged as security on borrowings (note 17).

(b)
As at 31 December 2022, the Group has capital commitments relating to vessel upgrade of US$nil (2021: US$11.5 million).

(c)
In FY 2022, the Group wrote-back an impairment charge of US$1.5 million on a right-of-use vessel (FY 2021: wrote-back an impairment charge of US$31.9 million on certain vessels) to their recoverable amounts following the recovery of the freight market and asset prices from when the impairment losses were recognised. In FY 2021, the recoverable amounts of the vessels were based on the higher of fair value less cost to sell and value-in-use calculation, with each vessel being regarded as one cash generating unit. The recoverable amount of each vessel is estimated based on independent third-party valuation reports, which made reference to comparable transaction prices of similar vessels. These are regarded as level 3 fair values under the fair value hierarchy of IFRS 13 Fair value measurement that is also applicable for financial assets/liabilities. The Group has assessed that the brokers had the required competency and capability to perform the valuations. The Group had also considered the appropriateness of the valuation methodologies and assumptions used by the brokers.

9.
Finance lease receivables

In 2019, back-to-back time charter contracts were entered into and the subleases were accounted for as finance leases under IFRS 16. The adoption of IFRS 16 resulted in the recognition of net investment in subleases as finance lease receivables and the movements as follows:
	2022	2021
	US$’000	US$’000
At beginning of the financial year	18,061	35,327
Repayments	(7,535)	(17,266)
At end of the financial year	10,526	18,061
The table below sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Total
	US$’000	US$’000	US$’000	US$’000
At 31 December 2022
Undiscounted lease receivables	8,120	2,707	—	10,827
Less: Unearned finance income	(278)	(23)	—	(301)
	7,842	2,684	—	10,526
At 31 December 2021
Undiscounted lease receivables	8,120	8,120	2,707	18,947
Less: Unearned finance income	(585)	(278)	(23)	(886)
	7,535	7,842	2,684	18,061

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
10.
Inventories

	2022	2021
	US$’000	US$’000
Fuel oil and LPG, at cost	39,887	26,595
LPG, held for trading	96,045	27,989
	135,932	54,584
The cost of fuel oil recognised as an expense and included in voyage expenses amounted to US$221.4 million (2021: US$132.4 million).
The cost of LPG recognised as an expense and included in “cost of cargo and delivery expenses —Product Services” amounted to US$640.6 million (2021: US$557.2 million)
11.
Trade and other receivables

	2022	2021
	US$’000	US$’000
Trade receivables – non-related parties	176,511	143,723
Other receivables – non-related parties	24,144	17,083
Other receivables – related parties^	1,614	1,317
	202,269	162,123
Prepayments	11,193	29,507
	213,462	191,630
Non-current	15,869	—
Current	197,593	191,630
	213,462	191,630

^
Related parties refer to corporations controlled by a shareholder of the Company.

Contract assets — accrued revenue of US$59.1 million (2021: US$35.1 million) had been presented within “Trade receivables — non-related parties”. These relate to the Group’s rights to consideration for proportional performance from spot voyages that are in-progress at the balance sheet date, and which shall be recognised as revenue in the subsequent year. The Group will invoice the customers when the rights become unconditional which typically occurs in the next financial year.
Other receivables due from non-related parties include GST paid to India’s Government in advance. After taking into account the present value of other receivables (non-current), the carrying amounts approximate their fair value.
Other receivables due from related parties comprise mainly advances for vessel operating expenses. They are unsecured, interest-free and repayable on demand. The carrying amounts of trade receivables and prepayments, principally denominated in US$, approximate their fair values due to the short-term nature of these balances.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
12.
Assets held-for-sale

	2022	2021
	US$’000	US$’000
At beginning of the financial year	39,027	—
Reclassified from property, plant and equipment (note 8)	128,610	163,990
Disposal	(80,768)	(124,963)
At end of the financial year	86,869	39,027
As at 31 December 2022, assets held-for-sale comprised two VLGCs (2021: one VLGC) that have been committed for sale to a non-related party.
13.
Equity financial assets, at fair value

	2022	2021
	US$’000	US$’000
At beginning of financial year	3,250	28,259
Additions	271	4,072
Disposals	(250)	(31,076)
Fair value gains	—	1,995
At end of financial year	3,271	3,250

14.
Derivative financial instruments

	2022		2021
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	23,806	—	—	(14,140)
Forward freight agreements and related bunker swaps	5,790	(8,942)	17,442	(10,789)
Commodity contracts and derivatives	17,684	(32,061)	6,079	—
Forward foreign exchange contracts	—	(77)	161	(16)
	47,280	(41,080)	23,682	(24,945)
Non-current	23,806	(929)	—	(12,962)
Current	23,474	(40,151)	23,682	(11,983)
	47,280	(41,080)	23,682	(24,945)
As at 31 December 2022, the Group has interest rate swaps with total notional principal amounting to US$358.6 million (2021: US$519.4 million). The Group’s interest rate swaps mature between 2024 to 2029.
Interest rate swaps were transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 1.8% per annum to 2.9% per annum and would receive a variable rate equal to US$ three-month LIBOR. Hedge accounting was adopted for these contracts.
Forward freight agreements and related bunker swaps were transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
14.
Derivative financial instruments (continued)

Commodity contract derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and commodity derivative contracts. The Group did not adopt hedge accounting for these contracts.
Forward foreign exchange contracts were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.
15.
Cash and cash equivalents

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:
	2022	2021
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	284,516	132,673
Less: Margin account held with broker*	(59,120)	(3,026)
Cash and cash equivalents per consolidated statement of cash flows	225,396	129,647

*
Margin account held with brokers are collateral for open derivative financial instruments.

16.
Share capital and other reserves

(a)
Issued and fully paid share capital

(i)
As at 31 December 2022 and 31 December 2021, the Company’s authorised share capital is US$1,620,000 divided into 162,000,000 common shares of US$0.01 each, with 141,939,998 issued and fully paid shares. Fully paid common shares carry one vote per share and carry a right to dividend as and when declared by the Company.

(ii)
The Company operates two equity-settled, share-based compensation plans. The 2017 Long-Term Incentive Plan (“LTIP 2017”) was fully awarded in 2021. At the end of the vesting periods between February 2020 and February 2024, common shares of 2,043,784 (2021: 2,225,544) may be acquired by certain employees from the Company at a predetermined strike price. Under the 2022 Long-Term Incentive Plan (“LTIP 2022”), at the end of the vesting periods between February 2025 and February 2029, common shares of 3,463,336 may be acquired by certain employees from the Company at a predetermined strike price.

(b)
Share premium

The differences between the consideration for common shares issued and their par value are recognised as share premium.
(c)
Capital reserve

As at 31 December 2022 and 31 December 2021, negative capital reserve amounted to US$36.3 million, which comprises negative reserve arising from the business acquisition of entities under common control using the pooling-of-interest method of accounting of US$41.5 million and a gain on disposal of treasury shares of US$5.2 million in December 2015.
(d)
Other reserve

Other reserve includes US$2.2 million of tonnage tax reserves of the Group’s Indian subsidiary, BW Global United LPG India Private Limited. This amount is computed based on the subsidiary’s profits pursuant to Section 115 JB to Tonnage tax reserve.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
16.
Share capital and other reserves (continued)

(e)
Share-based payment reserve

Certain employees are entitled to receive common shares in the Company. This award is recognised as an expense in the consolidated profit or loss with a corresponding increase in the share-based payment reserve over the vesting periods. For the year ended 31 December 2022, an expense of US$1.4 million (2021: US$0.5 million) was recognised in the consolidated profit or loss with a corresponding increase (2021: increase) recognised in the share-based payment reserve.
(f)
Treasury shares

	Number of shares		Amount
	2022	2021	2022	2021
	’000	’000	US$’000	US$’000
Balance as at 1 January	5,001	3,842	23,294	16,895
Transfer of treasury shares	(923)	(213)	(3,324)	(937)
Purchases of treasury shares	4,480	1,372	27,661	7,336
Balance as at 31 December	8,558	5,001	47,631	23,294
In 2022, 923,000 shares (2021: 213,000 shares) were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2017.
On 8 December 2021, the Company announced a share buy-back programme, under which the Company will purchase up to 10 million common shares for a maximum amount of US$50 million, to be held as treasury shares. In FY 2022, the Company purchased a total of 4,480,086 (2021: 1,371,192) of its own common shares at an average price of US$6.18 (NOK58.75) (2021: US$5.33 (NOK47.96)) per share for an aggregate consideration of US$27.7 million (NOK263.2 million) (2021: US$7.3 million (NOK65.8 million)).
17.
Borrowings

	2022	2021
	US$’000	US$’000
Bank borrowings	421,325	740,243
Trust receipts	53,138	—
Interest payable	3,910	2,046
	478,373	742,289
Non-current	362,220	659,781
Current	116,153	82,508
	478,373	742,289
As at 31 December 2022, bank borrowings amounting to US$425.2 million (2021: US$742.3 million) are secured by mortgages over certain vessels of the Group (note 8). These bank borrowings are originally interest bearing at three-month US Dollar LIBOR plus a margin. Following the IBOR reform, the Group transitioned these borrowings into three-month US Dollar SOFR benchmark with all other terms unchanged as at 31 December 2022. The carrying amounts of non-current and current borrowings approximate their fair values because interest rates are repriced on a regular basis.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
18.
Lease liabilities

	2022	2021
	US$’000	US$’000
At beginning of financial year	132,540	188,446
Additions	16,016	20,866
Acquisition of subsidiary (note 25)	90,463	—
Lease modifications	42,645	(28,151)
Repayments	(54,181)	(48,621)
At end of financial year	227,483	132,540
Non-current	106,281	86,140
Current	121,202	46,400
	227,483	132,540

19.
Trade and other payables

	2022	2021
	US$’000	US$’000
Trade payables – non-related parties	165,859	38,570
Other payables – non-related parties	196	151
Other payables – related parties^	409	7
Charter hire received in advance	2,825	4,591
Other accrued operating expenses	44,598	34,060
	213,887	77,379

^
Related parties refer to corporations controlled by a shareholder of the Company.

The carrying amounts of trade and other payables, principally denominated in US$, approximate their fair values due to the short-term nature of these balances.
Other payables due to related parties are unsecured, interest-free and are payable on demand.
20.
Related party transactions

In addition to the information disclosed elsewhere in the consolidated financial statements, the following transactions took place between the Group and related parties during the financial year at terms agreed between the parties:
(a)
Services

	2022	2021
	US$’000	US$’000
Charter hire expense charged by related party^	2,808	—
Corporate service fees charged by related parties^	6,865	6,731
Ship management fees charged by related parties^	1,258	1,501
Corporate service fees charged to related parties^	242	181

^
Related parties refer to corporations controlled by a shareholder of the Company.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
20.
Related party transactions (continued)

(b)
Key management’s remuneration

	2022	2021
	US$’000	US$’000
Salaries and other short-term employee benefits	3,191	3,252
Post-employment benefits – contributions to defined contribution plans and share-based payment	1,237	533
Directors’ fees	376	377
	4,804	4,162

(c)
Others

	2022	2021
	US$’000	US$’000
Interest income from a joint venture	—	1,849*
Sale of vessels to a joint venture	—	45,000*

*
Transactions with a joint venture prior to acquisition (note 25)

21.
Commitments

(a)
Commitments — as a lessor

The Group time charters vessels to non-related parties under operating lease agreements. The leases have varying terms.
The future minimum lease payments receivable under non-cancellable operating leases contracted for at the balance sheet date but not recognised as receivables, are as follows:
	2022	2021
	US$’000	US$’000
Less than one year	138,567	40,257
One to two years	6,176	14,485
	144,743	54,742

(b)
Sub-leasing — as a lessor

Included within “Revenue from time charter voyages” was income from sub-leasing of right-of-use assets of US$nil million (2021: US$15.6 million).
22.
Financial risk management

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on financial performance of the Group. Where applicable, the Group uses financial instruments such as interest rate swaps, forward freight agreements, bunker swaps, and commodity contracts to hedge certain financial risk exposures.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group.
(a)
Market risk

(i)
Fuel price risk

The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. In 2022, fuel oil costs comprised 45% (2021: 36%) of the Group’s total operating expenses (excluding amortisation, depreciation and charter hire expenses).
(ii)
Currency risk

The Group’s business operations are not exposed to significant foreign exchange risk as it has no significant regular transactions denominated in foreign currencies.
(iii)
Equity price risk

The Group is exposed to equity securities price risk arising from the investments held by the Group which are classified as equity financial assets, at FVPL. These securities are unquoted. If prices for these equity securities increase/decrease by 20% with other variables including tax rate being held constant, the profit after tax will be higher/lower by approximately US$0.7 million (2021: US$0.7 million).
(iv)
Commodity price risk

Commodity price risk results primarily from exposures to fluctuations in spot prices and forward prices of LPG and LPG freight indexes due to the Group’s LPG trading operations. The Group holds positions to meet physical supply commitments to its customers and to leverage on physical arbitrage opportunities between the key LPG markets. The value of these positions is accounted for at fair value and are therefore impacted by changes in market prices. A large majority of price risks arising from the LPG trading activities are hedged to the corresponding commodity price exposures.
The Group monitors the market risk arising from commodity price risk using Daily Value at Risk (VaR) calculated at a 95 percent confidence level, which is a statistical estimate of the potential decline in value of the Group’s positions due to market movements.
(v)
Interest rate risk

The Group’s income and operating cash flows are substantially independent of changes in market interest rates.
The Group’s bank borrowings are at variable rates. The Group has entered into interest rate swaps to swap floating interest rates to fixed interest rates for certain portions of the bank borrowings (note 17). If the US$ interest rates increase/decrease by 50 basis points (2021: 10 basis points) with all other variables including tax rate being held constant, the profit after tax will be lower/higher by approximately US$0.2 million (2021 profit after tax will be lower/higher by approximately US$0.3 million) as a result of higher/lower interest expense on these borrowings; the other comprehensive loss will be lower/higher by approximately US$5.2 million (2021: other comprehensive loss will be lower/higher by approximately US$1.4 million).

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposure to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. The Group’s main IBOR exposure at 31 December 2022 was indexed to US dollar LIBOR. The alternative reference rate for the US dollar LIBOR is the Secured Overnight Financing Rate (SOFR). US dollar LIBOR is expected to be discontinued after June 2023.
The Group holds derivatives for risk management purposes, some of which are designated in hedging relationships. These derivatives have floating legs that are mainly indexed to US dollar LIBOR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. While ISDA has provided fallback provisions for the cessation of IBOR, the Group plans to negotiate the modifications of the derivatives in conjunction with the hedged instruments to minimise hedge ineffectiveness.
The Group monitors the progress of transition from IBORs to new benchmark rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR (referred to as an ‘unreformed contract’). As at 1 January 2022 and at 31 December 2022, the Group does not yet have any contracts with appropriate fallback clauses.
The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to various IBORs. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA) master agreements. ISDA is currently reviewing its standardised contracts in the light of IBOR reform. When ISDA has completed its review, the Group expects to negotiate the inclusion of new fall-back clauses with its derivative counterparties. No derivative instruments have been modified as at 31 December 2022.
The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as at 31 December 2022. The Group’s hedged items and hedging instruments continue to be indexed to various IBORs. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with its counterparties as usual.
The Group’s cash flow hedging relationships extend beyond the anticipated cessation date for IBOR. However, there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to IFRS 9 issued in December 2019 to those hedging relationships directly affected by IBOR reform.
Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness.
(b)
Credit risk

Credit risk is diversified over a range of counterparties including several key charterers. The Group performs ongoing credit evaluation of its charterers and has policies in place to ensure that

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

credit is extended only to charterers with appropriate credit histories or financial resources. In this regard, the Group is of the opinion that the credit risk of counterparty default is appropriately mitigated. In addition, although the trade and other receivables consist of a small number of customers, the Group has policies in place for the control and monitoring of the concentration of credit risk. The Group has implemented policies to ensure cash is only deposited with internationally recognised financial institutions with good credit ratings.
The Group’s credit risk is primarily attributable to trade and other receivables, finance lease receivables, amounts due from related parties and cash and cash equivalents. The Group has assessed the ECL as at 31 December 2022 and 31 December 2021 based on past events, current conditions and forecasts of future economic conditions:
(i)
General approach

—
bank deposits are not impaired and are mainly deposits with banks with credit-ratings assigned by international credit-rating agencies; and

(ii)
Simplified approach

—
trade receivables are neither past due nor impaired and are substantially from companies with a good collection track record with the Group; and

—
finance lease receivables are due from customers with good credit standing, and in the event of default, the Group would be entitled to repossess the vessels chartered.

—
other receivables from related parties are not past due.

Based on the assessment of the qualitative factors that are indicative of the risk of default, there have been no significant increases in the credit risk since the initial recognition of these financial assets, as such, the expected credit losses based on the 12-month ECLs has been assessed to be insignificant.
There is no significant balance as at the balance sheet date that is past due as substantial portions of the trade and other receivables represent accrued revenue for spot voyages that are in progress, unbilled receivables from time charters and unbilled demurrage receivables at the balance sheet date. The maximum exposure is represented by the carrying value of each financial asset on the consolidated balance sheet before taking into account any collateral held.
(c)
Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains sufficient cash for its daily operations via short-term cash deposit at banks and has access to unutilised portions of revolving facilities offered by financial institutions.
The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date on an undiscounted basis.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	US$’000	US$’000	US$’000	US$’000
At 31 December 2022
Trade and other payables	211,062	—	—	—
Bank borrowings	79,684	77,964	325,360	27,134
Trust receipts	53,138	—	—	—
Lease liabilities	127,825	45,676	54,869	13,664
	471,709	123,640	380,229	40,798
At 31 December 2021
Trade and other payables	73,321	—	—	—
Bank borrowings	92,529	91,622	321,824	290,788
Lease liabilities	50,809	35,793	56,208	—
	216,659	127,415	378,032	290,788

(d)
Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividend paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings.
The Group monitors capital based on a book leverage ratio (defined as total borrowings to total equity and borrowings). The Group pursues a policy aiming to achieve a target book leverage ratio of below 60%. If the book leverage ratio is higher than 60%, the Group will seek to return to a conservative financial level by disposing assets, deleveraging the balance sheet; and/or increasing fixed income coverage within a reasonable period of time.
The Group’s leverage ratio net of cash at 31 December 2022 is 23% (2021: 35%).
The Group is in compliance with all other externally imposed capital requirements for the financial year ended 31 December 2022 and 31 December 2021.
(e)
Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:
	2022	2021
	US$’000	US$’000
Equity financial assets, at FVPL	3,271	3,250
Derivative assets measured at fair value	47,280	23,682
Derivative liabilities measured at fair value	(41,080)	(24,945)
Financial assets at amortised cost	427,637	259,647
Financial liabilities at amortised cost	677,292	808,267

(f)
Estimation of fair value

IFRS 13 established a fair value hierarchy that prioritises inputs used to measure fair value. The three levels of the fair value input hierarchy defined by IFRS 13 are as follows:

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

(i)
quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(ii)
inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(iii)
inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2022
Assets
Equity financial assets, at FVPL	—	—	3,271	3,271
Derivative financial instruments	—	47,280	—	47,280
Total assets	—	47,280	3,271	50,551
Liabilities
Derivative financial instruments	—	41,080	—	41,080
Total liabilities	—	41,080	—	41,080
2021
Assets
Equity financial assets, at FVPL	—	—	3,250	3,250
Derivative financial instruments	—	23,682	—	23,682
Total assets	—	23,682	3,250	26,932
Liabilities
Derivative financial instruments	—	24,945	—	24,945
Total liabilities	—	24,945	—	24,945
Derivative financial assets and liabilities
The Group’s financial derivative instruments primarily relate to interest rate swaps, forward freight agreements, bunker swaps and commodity contracts (note 14) measured at fair value.
Level 2 classifications primarily include exchange-traded futures including interest rate swaps, forward freight agreements, bunker swaps and commodity contracts. The fair values of interest rate swaps are calculated at the present value of estimated future cash flows based on observable yield curves. The fair values of forward freight agreements, bunker swaps and commodity contracts measured at fair value are determined using forward commodity indices at the balance sheet date. Level 3 classifications primarily include unlisted equity investment which was valued using Market approach based on Enterprise Value to Revenue multiple of comparable companies.
Non-derivative non-current financial assets and liabilities
The carrying amount of non-derivative non-current financial assets and liabilities which bear floating interest rates are assumed to approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
22.
Financial risk management (continued)

Non-derivative current financial assets and liabilities
The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value because of the short period to maturity.
(g)
Offsetting financial assets and financial liabilities

The Group has the following financial instruments subject to enforceable master netting arrangements or other similar agreements as follows:
	Gross amounts of recognised financial instruments	Gross amounts of recognised financial instruments offset in the balance sheet	Net amounts of financial instruments included in the balance sheet	Related financial instruments that are not offset	Net amount
	US$’000	US$’000	US$’000	US$’000	US$’000
2022
Derivative financial assets
Forward freight agreements and related bunker swaps (note 14)	17,705	(11,915)	5,790	—	5,790
Commodity contracts (note 14)	32,399	(14,715)	17,684	—	17,684
Derivative financial liabilities
Forward freight agreements and related bunker swaps (note 14)	(34,922)	25,980	(8,942)	—	(8,942)
Commodity contracts (note 14)	(47,935)	15,874	(32,061)	—	(32,061)
	Gross amounts of recognised financial instruments	Gross amounts of recognised financial instruments offset in the balance sheet	Net amounts of financial instruments included in the balance sheet	Related financial instruments that are not offset	Net amount
	US$’000	US$’000	US$’000	US$’000	US$’000
2021
Derivative financial assets
Commodity contracts (note 14)	32,889	(26,810)	6,079	—	6,079

23.
Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprise the Shipping and Product Services segments.
The reported measures of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income. Operating segment disclosures are consistent with the information reviewed by the Management.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
23.
Segment information (continued)

Geographical information
Non-current assets comprise mainly vessels, operating on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision making guideline and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.
Segment performance is presented below:
	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
2022
Revenue from spot voyages	699,028	—	—	699,028
Inter-segment revenue	87,328	—	(87,328)	—
Voyage expenses	(350,016)	—	—	(350,016)
Inter-segment expense	(2,983)	—	2,983	—
Net income from spot voyages	433,357	—	(84,345)	349,012
Revenue from time charter voyages	134,304	—	—	134,304
TCE income – Shipping(1)	567,661	—	(84,345)	483,316
Revenue from Product Services	—	724,792	—	724,792
Inter-segment revenue	—	2,983	(2,983)	—
Cost of cargo and delivery expenses	—	(640,554)	—	(640,554)
Inter-segment expense	—	(87,328)	87,328	—
Depreciation	—	(3,414)	—	(3,414)
Gross (loss)/profit – Product Services(2)	—	(3,521)	84,345	80,824
Segment results	567,661	(3,521)	—	564,140
Depreciation	(155,401)	—
Amortisation	(610)	—
Write-back of impairment	1,470	—
Gain on disposal of assets	21,110	—

(1)
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

(2)
Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
23.
Segment information (continued)

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
2021
Revenue from spot voyages	451,329	—	—	451,329
Inter-segment revenue	57,345	—	(57,345)	—
Voyage expenses	(222,220)	—	—	(222,220)
Net income from spot voyages	286,454	—	(57,345)	229,109
Revenue from time charter voyages	178,856	—	—	178,856
TCE income – Shipping(1)	465,310	—	(57,345)	407,965
Revenue from Product Services	—	611,170	—	611,170
Cost of cargo and delivery expenses	—	(557,183)	—	(557,183)
Inter-segment cost	—	(57,345)	57,345	—
Depreciation	—	—	—	—
Gross (loss)/profit – Product Services(2)	—	(3,358)	57,345	53,987
Segment results	465,310	(3,358)	—	461,952
Depreciation	(153,653)	—
Amortisation	(546)	—
Write-back of impairment	31,901	—
Gain on disposal of assets	25,468	—

(1)
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

(2)
Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
23.
Segment information (continued)

(a)
Reconciliation of segment results:

	2022	2021
	US$’000	US$’000
Total segment results for reportable segments	564,140	461,952
Vessel operating expenses	(93,428)	(100,147)
Time charter contracts (non-lease components)	(19,506)	(14,427)
General and administrative expenses	(31,916)	(32,582)
Charter hire expenses	(16,427)	(9,409)
Fair value gain from equity financial asset	—	1,995
Finance lease income	585	1,025
Other operating income – net	815	3,296
Depreciation – Shipping segment	(155,401)	(153,653)
Amortisation	(610)	(546)
Write-back of impairment charge	1,470	31,901
Gain on disposal of assets	21,110	25,468
Remeasurement of equity interest in joint venture	—	9,835
Finance expenses – net	(31,184)	(38,652)
Share of profit of a joint venture	—	2,031
Other expenses	—	(1,146)
Income tax expense	(1,071)	(521)
Profit after tax	238,577	186,420

(b)
Customer concentration

Revenues from external customers are derived mainly from spot voyages, time charter voyages and sale of LPG cargo. Revenues from one customer of the Product Services segment represented approximately US$175 million (2021: US$163 million) of the Group’s total revenues.
24.
Dividends paid

	2022	2021
	US$’000	US$’000
Final dividend paid in respect of FY 2021 of US$0.18 (2021: in respect of FY 2020 of US$0.34) per share	24,182	47,260
Interim dividend paid in respect of Q1 2022 of US$0.31 (2021: in respect of Q1 2021 of US$0.18) per share	42,072	24,679
Interim dividend paid in respect of Q2 2022 of US$0.20 (2021: in respect of Q2 2021 of US$0.10) per share	26,528	13,963
Interim dividend paid in respect of Q3 2022 of US$0.25 (2021: in respect of Q3 2021 of US$0.10) per share	33,923	13,605
	126,705	99,507

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
24.
Dividends paid (continued)

The Board has declared a final cash dividend of US$0.52 per share for 2022, amounting to US$69.4 million. Together with the interim dividend paid for Q1 2022 of US$0.31 per share, Q2 2022 of US$0.20 per share and Q3 2022 of US$0.25 per share, the total dividend payout for FY 2022 will amount to US$1.28 per share or US$172 million. The shares will be traded ex-dividend on and after 3 March 2023. The dividend will be payable on or about 17 March 2023 to shareholders of record as at 6 March 2023.
25.
Business combinations

FY2022
The Group acquired 85.0% equity interest in Vilma Oil (“Vilma”)’s LPG trading operations resulting in the Group obtaining control of the LPG trading operations. From 30 November 2022, the Group accounted for Vilma’s LPG trading operations as its subsidiary.
The principal activity of Vilma’s LPG trading operations is that of LPG trading operations. As a result of the acquisition, the Group is expected to increase its market presence in LPG trading market.
Details of the consideration paid, the assets acquired and liabilities assumed on a provisional basis, the non-controlling interest recognised and the effects on the cash flows of the Group, at the acquisition date, were as follows. The Group has one year from the date of acquisition to finalise the measurement of the assets acquired and liabilities assumed.
(a)
Details of the acquisition

US$’000
Purchase consideration	53,438
Non-controlling interest(1)	10,327
Less: Fair value of identifiable net assets acquired (provisional)	(63,765)
Goodwill	—

(1)
Non-controlling interest was measured based on their proportionate share of interest in the fair value of identifiable net assets acquired.

(b)
Effect on cash flows of the Group

US$’000
Cash paid(1)	51,138
Less: cash and cash equivalents in subsidiary acquired net of restricted cash	(2,550)
Cash outflow on acquisition	48,588

(1)
Final payment of US$2.3 million to be settled (provisional)

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
25.
Business combinations (continued)

(c)
Identifiable assets acquired and liabilities assumed (provisional)

US$’000
Cash and cash equivalents	61,464
Right-of-use assets (vessels)	123,336
Derivatives financial instruments	683
Derivatives financial instruments (commodity contracts)	16,303
Inventories	30,138
Trade and other receivables	150,812
Deferred tax assets	5,919
Other assets	94
Total assets	388,749
Trade and other payables	(94,987)
Borrowings	(99,618)
Lease liabilities	(90,463)
Derivative financial instruments	(39,850)
Current income tax	(66)
Total liabilities	(324,984)
Total identifiable net assets	63,765
Less: Non-controlling interest	(10,327)
53,438
Cash and cash equivalents comprise mainly margin cash held with brokers amounting to US$58,914,000 which is deemed as restricted. Net of restricted cash, cash and cash equivalents acquired amounted to US$2,550,000.
Right-of-use assets (vessels) comprise the contractual lease payments for the remaining lease term, recalculated on the date of acquisition plus the fair value uplift for those identified as favorable lease contracts. The fair value determined is a Level 2 fair value measurement using observable market prices obtained from exchanges, and derived based on the comparison of forward freight rates against actual freight rates.
Derivatives financial instruments comprise exchange traded futures and swaps which are recognised at fair value, derived using exchange traded price indexes.
Derivative financial instruments (commodity contracts) is a Level 2 fair value measurement using observable market prices obtained from exchanges, or traded reference indices adjusted for relevant location differentials. These were recognised at fair value on the date of acquisition, derived based on forward commodity rates.
The fair value of favourable lease contracts and derivative financial instruments (commodity contracts) have been determined provisionally pending completion of Management’s valuation which includes receipt and review of all contracts and underlying information.
Some provisional amounts have been revised based on subsequently available documentation compared to the amounts in the previously issued 2022 consolidated financial statements of the Group.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
25.
Business combinations (continued)

These revisions relate primarily to the net presentation of derivative balances and cash balances held with brokers within Trade and other payables and Derivative financial instruments. The effects of these revisions are reflected in the consolidated balance sheet as at 31 December 2022, and the consolidated statement of cash flows for the financial year ended 31 December 2022.
If new information obtained within one year from the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.
The carrying amounts of borrowings approximate their fair values because they are short-term in nature. The carrying amounts of trade and other receivables, trade and other payables approximate their fair value due to the short-term nature of these balances and are expected to be collectible or paid in full at the date of acquisition.
For the one month ended 31 December 2022, Vilma LPG trading operations contributed revenue of US$217.0 million and a net loss of US$3.7 million to the Group’s results. If the acquisition had occurred on 1 January 2022, Management estimates that the consolidated revenue would have been higher by approximately US$1,825.0 million and consolidated profit for the period would have been lower by approximately US$2.5 million.
FY2021
In Q2 2021, the Group acquired 38.4% equity interest in BW Global United LPG India Private Limited (“BW LPG India”) through conversion of loans receivable to equity. As a result, the Group’s equity interest in BW LPG India increased from 50% to 88.4% resulting in the Group obtaining control of BW LPG India, and consolidating BW LPG India as a subsidiary, when it was previously accounted for as a joint venture.
The principal activity of BW LPG India is that of vessel owning and chartering. As a result of the acquisition, the Group is expected to increase its market presence in the Indian charter market.
Details of the consideration paid, the assets acquired and liabilities assumed, the non-controlling interest recognised and the effects on the cash flows of the Group, at the acquisition date, were as follows.
(a)
Details of the acquisition

US$’000
Purchase consideration – Conversion of loans receivable to equity	80,565
Non-controlling interest(1)	12,575
Fair value of existing interest in joint venture	15,254
Less: Fair value of identifiable net assets acquired	(108,394)
Goodwill	—

(1)
Non-controlling interest was measured based on their proportionate share of interest in the fair value of identifiable net assets acquired.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
25.
Business combinations (continued)

US$’000
Fair value of existing interest in joint venture	15,254
Carrying amount of interest in joint venture	(5,419)
Remeasurement of equity interest in joint venture(1)	9,835
Acquisition related costs(2)	(1,146)
Net gain on acquisition	8,689

(1)
Comprise deferred gains of US$4.9 million from the sale of five vessels to the joint venture.

(2)
Presented as ‘Other expense’ on the statement of comprehensive income.

(b)
Effect on cash flows of the Group

US$’000
Cash paid	—
Less: cash and cash equivalents in subsidiary acquired	(4,633)
Cash inflow on acquisition	(4,633)

(c)
Identifiable assets acquired and liabilities assumed

US$’000
Cash and cash equivalents	4,633
Vessels and dry docking (note 8)	197,000
Inventories	431
Trade and other receivables	8,455
Total assets	210,519
Trade and other payables	(1,213)
Borrowings	(100,912)
Total liabilities	(102,125)
Total identifiable net assets	108,394
Less: Non-controlling interest at fair value	(12,575)
95,819
The fair value of vessels determined is a Level 2 measurement and was estimated based on independent third party valuation reports, which made reference to comparable transaction prices of similar vessels.
The carrying amounts of borrowings approximate their fair values because interest rates are repriced on a regular basis.
The carrying amounts of trade and other receivables approximate their fair value due to the short-term nature of these balances and are expected to be collectible in full at the date of acquisition.
For the nine months ended 31 December 2021, BW LPG India contributed revenue of US$43.6 million and profit of US$13.8 million to the Group’s results. If the acquisition had occurred on 1 January 2021, Management estimates that the consolidated revenue would have been higher by approximately US$14.0 million and consolidated profit for the period would have been higher by approximately US$2.0 million.
26.
Investment in subsidiaries

In January 2022 and May 2022, an external investor subscribed for US$50 million and US$30 million of new shares in BW LPG India Pte. Ltd. (“BW India”), representing 31.9% and 9.2% equity interest

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
26.
Investment in subsidiaries (continued)

respectively. Following these transactions, the Group now owns approximately 52% in BW India. The share subscription resulted in an increase in non-controlling interest of US$84.3 million and a decrease in equity attributable to shareholders of the Group of US$4.3 million. The effect of changes in the ownership interest of BW India on the equity attributable to shareholders of the Group has been reflected in the consolidated statement of changes in equity.
In November 2022, the Group’s subsidiary, BW LPG Product Services Pte. Ltd. (“BW Product Services”), completed the acquisition of Vilma’s LPG trading operations. From 30 November 2022, the Group accounted for Vilma’s LPG’s trading operations as its subsidiary.
Set out below are the summarised financial information for BW LPG India Pte. Ltd. (“BW India”) and BW LPG Product Services Pte. Ltd. (“BW Product Services”), that has non-controlling interests that are material to the Group. These are presented before inter-company eliminations.
Summarised balance sheet:
	BW India		BW Product Services
	2022	2021	2022
	US$’000	US$’000	US$’000
Assets
Current assets	36,874	25,673	329,485
Includes
Cash and cash equivalents	12,216	1,350	77,829
Non-current assets	337,868	323,173	120,085
Liabilities
Current liabilities	33,861	81,275	326,246
Includes
Borrowings	27,957	78,903	110,260
Non-current liabilities (Borrowings)	139,007	148,286	62,231
Net assets	201,874	119,285	61,093
Summarised statement of comprehensive income:
	BW India		BW Product Services
	2022	2021	2022
	US$’000	US$’000	US$’000
TCE income	92,561	43,612	—
Revenue – Product Services	—	—	727,775
Cost of cargo and delivery expenses	—	—	(727,882)
Gain on disposal of assets held-for-sale	—	2,637	—
Vessel operating expense	(22,885)	(11,132)	—
Depreciation and amortisation	(32,154)	(16,175)	(3,414)
Finance expense	(7,453)	(3,914)	(1,755)
Other expenses	(2,004)	(1,245)	3,139
Net profit/(loss) after tax	28,065	13,783	(2,137)
Other comprehensive income (currency translation effects)	(34,507)	(2,892)	(895)
Total comprehensive (loss)/income	(6,442)	10,891	(3,032)
Total comprehensive (loss)/income allocated to non-controlling interests	(3,990)	1,262	(1,317)

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
27.
Listing of companies in the Group

Name of companies	Principal activities	Country of incorporation	Effective equity holding 2022	Effective equity holding 2021
(i) Subsidiaries held by the Company
BW LPG Holding Limited	Investment holding	Bermuda	100%	100%
BW LPG Product Services Limited	Investment holding	Bermuda	100%	100%
(ii) Subsidiaries held by BW LPG Holding Limited
BW LPG Pte Ltd	Management	Singapore	100%	100%
BW LPG Technologies Pte. Ltd.	Investment holding	Singapore	100%	100%
BW LPG Investments Limited	Investment holding	Bermuda	100%	100%
BW LPG LLC	Management	United States	100%	100%
Aurora LPG Holding AS	Management	Norway	100%	100%
(iii) Subsidiaries held by BW LPG Product Services Limited
BW LPG Product Services Pte. Ltd.(a)	LPG Trading	Singapore	85%	100%
Vilma Oil Trading, S.L.(b)	LPG Trading	Spain	85%	—
Vilma Oil Singapore Pte. Ltd.(b)	LPG Trading	Singapore	85%	—
(iv) Subsidiaries held by BW LPG Pte. Ltd.
BW Gas LPG Chartering Pte. Ltd	Chartering	Singapore	100%	100%
BW VLGC Pte. Ltd	Shipowning	Singapore	100%	100%
LPG Transport Service Ltd.(c)	Dormant	Bermuda	—	100%
BW LPG Pool Pte. Ltd.	Chartering	Singapore	100%	100%
BW LPG Partners Pte Ltd	Dormant	Singapore	100%	100%
BW LPG AS	Management	Norway	100%	100%
BW Cyan Limited(c)	Shipowning	Bermuda	—	100%
BW Constellation I Pte. Ltd.	Shipowning	Singapore	100%	100%
BW Constellation II Pte. Ltd.	Shipowning	Singapore	100%	100%
BW Okpo Pte. Ltd.	Shipowning	Singapore	100%	100%
BW Seoul Pte. Ltd.	Shipowning	Singapore	100%	100%
LPG Kenya Pte. Ltd.(d)	Investment holding	Singapore	100%	—
BW LPG India Pte. Ltd.(e)	Management	Singapore	52%	88%
(v) Subsidiary held by BW LPG India Pte. Ltd.
BW Global United LPG India Private Limited	Shipowning	India	52%	88%

(a)
The Group’s equity interest in the company decreased to 85% due to a share swap as part of the acquisition of Vilma’s LPG trading operations. Post completion of the transaction, the minority shareholder of Vilma’s LPG trading operations now owns 15% of BW LPG Product Services Pte. Ltd.

(b)
Companies were acquired during the financial year

(c)
Companies were liquidated during the financial year

(d)
Company was newly incorporated during the financial year

(e)
The Group’s equity interest in the company decreased to 52% due to issuance of new shares to an external investor. See note 26.

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
28.
(a) Comparative information

Post-acquisition of Vilma’s LPG trading operations in November 2022, the Group determined its accounting policy on revenue recognition for commodity contracts should be on a gross basis because, as a result of the acquisition, the Group has become a commodity trader. Therefore, gross proceeds from the physical delivery of commodities and change in fair value of commodity contracts are reported as “Revenue — Product Services” on the Consolidated Statement of Comprehensive Income. The Group believes that presentation on a gross basis provides better insights into the financial performance of Product Services’ increased trading activities which comprise delivery of commodities to customers and derivative contracts that are entered for trading activities. This change was applied retrospectively.
The following table summarises the impact of the re-presentation to the Group’s Consolidated Statement of Comprehensive Income for the year ended 31 December 2021:
	As previously reported	Adjustments	As restated
	US$’000	US$’000	US$’000
Revenue – Shipping	687,803	(57,618)	630,185
Revenue – Product Services	—	611,170	611,170
Cost of cargo and delivery expenses – Product Services	—	(557,183)	(557,183)
Net loss from commodity contracts	(3,631)	3,631	—
	684,172	—	684,172

28.
(b) Immaterial corrections to previously issued 2022 financial statements

The Group identified immaterial errors with respect to certain activities during the preparation of the 2022 financial statements. In the previously issued 2022 consolidated financial statements the Group identified errors with respect to the determination of functional currency with respect to a subsidiary, remeasurement of leases, and the determination of transfer of control for certain revenue transactions. Accordingly, the Group has adjusted the 2022 previously issued financial statements herein. Management has evaluated the materiality of the errors from quantitative and qualitative perspectives and concluded that the errors were immaterial to the Group’s 2022 previously issued audited financial statements. Consequently, the Group has corrected these immaterial errors by revising these 31 December 2022 consolidated financial statements presented herein.
The tables below present the effect of the adjustments as of and for the period ended 31 December 2022. These adjustments exclude those related to revisions of the Vilma purchase price allocation (note 25 (c)). The effect of the immaterial correction of errors in our previously audited consolidated financial statements as of 31 December 2022 and for the year then ended is as follows:
	31 December 2022
	As reported	Adjustment	As adjusted
Consolidated statement of comprehensive income
Revenue – Product Services	730,231	(5,439)	724,792
Cost of goods sold – Product Services	(645,993)	5,439	(640,554)
Consolidated statements of financial position
Trade and other receivables	203,179	(5,586)	197,593
Derivative financial instruments – current asset	89,346	7,120	96,466

Confidential Treatment Requested by BW LPG Limited

BW LPG LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2022
28.
(b) Immaterial corrections to previously issued 2022 financial statements (continued)

	31 December 2022
	As reported	Adjustment	As adjusted
Inventories	113,945	21,987	135,932
Total current assets	740,603	23,521	764,124
Vessels and drydocking	1,484,489	35,683	1,520,172
Right-of-use assets (vessels)	264,666	(15,189)	249,477
Total non-current assets	1,799,911	20,494	1,820,405
Trade and other payables	223,923	14,071	237,994
Derivative financial instruments – current liability	33,006	7,665	40,671
Lease liabilities	136,391	(15,189)	121,202
Total current liabilities	511,962	6,547	518,509
Other reserves	(30,554)	20,777	(9,777)
Non-controlling interests	103,167	16,691	119,858
Consolidated statement of cash flows
Cash flows from operating activities
Inventories	(29,223)	(21,987)	(51,210)
Trade and other receivables	106,400	5,586	111,986
Trade and other payables	4,049	15,856	19,905
Derivative financial instruments	25,956	545	26,501

29.
Subsequent events

In February 2023, the Group entered into an agreement with an external party to sell one VLGC for delivery in Q1 2023. The sale is expected to generate liquidity of US$53.7 million and a net gain on disposal of US$16.5 million.
30.
New or revised accounting standards and interpretations

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted. However, the Group has not early adopted the new or amended standards and interpretations in preparing these financial statements. The Group does not expect any significant impact arising from applying the new IFRS standards, interpretation and amendments to standards.